20
ANNUAL
REPORT
25

Community Trust®
Bancorp, Inc.



2025: A Year of Record Earnings

Your Company continues to operate with a conservative, efficient model of traditional community banking which has been the foundation of our customer service for more than 122 years and has driven our strong history of earnings. We are pleased that 2025 was a year of record earnings for Community Trust Bancorp, Inc.

Our community banking business model, organizational structure, and conservative operating philosophy give us the tools to successfully navigate in an ever-changing economic environment. Economic conditions became more favorable in 2025 than in previous years, as economic growth accelerated and inflation stabilized. However, increasingly fierce competition for deposits has made for a challenging situation in the financial sector.

Despite that, the loan portfolio of your Company increased $408.3 million during 2025, while deposits grew $387.5 million. We remain large enough to meet all of our customers' product and service needs, yet our business operating model is locally focused and allows us to deliver our products and services with a personal, one-on-one level of customer service.

The directors and management of Community Trust Bancorp, Inc. remain committed to meeting the challenges that the economy presents while remaining focused on our core community banking business model and increasing shareholder value. This commitment has driven our strong history of earnings.

> "We are committed to increasing shareholder value by operating our community banking model with the core values of fairness, respect, and integrity."
>
> – Mission Statement

Net Income *(in thousands)*



Year	Net Income
2025	$98,058
2024	$82,813
2023	$78,004
2022	$81,814
2021	$87,939

TO OUR
SHAREHOLDERS



Mark A. Gooch
Chairman, President, and CEO

Dear Shareholders,

We are very pleased to report record earnings for your Company for the year 2025, driven by strong loan and deposit growth and continued stability in asset quality.

Our net income for 2025 totaled $98.1 million, resulting in basic earnings per share of $5.44 and a return on average assets of 1.53%. This compares very favorably to our 2024 results of $82.8 million, EPS of $4.61, and a return on average assets of 1.41%. We continue to operate your Company in a sound, safe manner, as evidenced by our 2025 efficiency ratio of 50.48%, an improvement from the 52.57% for 2024.

The loan portfolio for our Company increased $408.3 million during 2025, a 9.1% growth from year-end 2024. We are very pleased that this growth occurred in our commercial, residential, and retail areas, as we provided funds to large and small businesses, families, and individuals across our footprint in Kentucky, Tennessee, and West Virginia. We were able to accomplish this while reducing total past due loans from 0.97% of total loans at year-end 2024 to 0.80% of total loans at year-end 2025. Our net loan losses for the year were 0.16% of average loans.

Deposits, including repurchase agreements, grew $387.5 million, or 7.3%, during 2025. We are very pleased that we continue to fund our strong loan growth with deposits from our communities that we serve, although competition remains fierce from other financial entities.

Our capital position remains very strong, as we ended 2025 with $856.1 million in total capital, an increase of $98.5 million, or 13%, from year-end 2024. Our tangible common equity to tangible assets remains robust at 11.94% at year-end 2025 compared to 11.29% at year-end 2024. We were pleased to increase our dividend to shareholders by $0.06 per share during 2025 to $0.53 per share, representing a 12.8% increase and marking our 45th consecutive year of increasing our dividends paid! Our strong capital position allows us to plan for growth organically, while considering strategic opportunities for new branches and acquisition opportunities.

Our Board of Directors, executive team, management, and employees are continuing to work to provide the best banking, trust, and brokerage services and products to our existing and potential customers in order that our communities may grow and flourish across our footprint. We believe our relationship-based community banking model, delivered by nearly 1,000 employees, gives us a competitive advantage as we strive to grow profitably. Your confidence in our Company is appreciated, and we encourage you to refer your friends, family, and business associates to do business with Community Trust Bank and Community Trust and Investment Company!

Please join me in congratulating Frank Farris on his retirement from our Board of Directors in June 2025, along with Steve Jameson, our EVP and Chief Risk Officer, who retired at the end of February 2026. I would also like to extend our gratitude for the decades of service provided by the following individuals who also retired this year: Steve Belcher, SVP/Commercial Lending, Allen Burner, Advantage Valley Market President, and Betty Frederick, Mount Vernon Market President, who served our banking subsidiary, Community Trust Bank, Inc., and Sandra Combs, VP/Director of Operations and Compliance and Brenda Brammer, SVP/Director of Retirement and Institutional Services, who served our trust subsidiary, Community Trust and Investment Company. Each of these individuals will be missed, and we wish them and their families the very best in their retirement.

We appreciate your trust and confidence in our Company and look forward to seeing you at our annual shareholders' meeting that will be held at our Corporate Headquarters at 346 North Mayo Trail, Pikeville, Kentucky 41501 at 10:00 a.m. on April 28, 2026!

Mark A. Gooch
Chairman, President, and CEO



Community Trust® Bancorp, Inc.

SHAREHOLDER INFORMATION

Corporate Address

Community Trust Bancorp, Inc.
346 North Mayo Trail
P.O. Box 2947
Pikeville, KY 41502-2947
606.432.1414
www.ctbi.com

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. EDT on Tuesday, April 28, 2026 at:

Community Trust Bancorp, Inc.
346 North Mayo Trail
Pikeville, Kentucky

Transfer Agent

Inquiries relating to shareholder records, stock transfers, changes of ownership, changes of address, and dividend payments should be sent to the transfer agent at:

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717-0718
866.232.3034
720.358.3637 (International)
shareholder@broadridge.com

Inquiries may also be directed to Community Trust Bancorp, Inc.'s Stock Transfer Agent at:

Community Trust Bank, Inc.
P.O. Box 2947
Pikeville, KY 41502-2947
606.437.3279
800.422.1090, ext. 3279 (Toll Free)
investor.relations@ctbi.com

Dividend Reinvestment

Community Trust Bancorp, Inc. offers its shareholders an automatic dividend reinvestment program. The program enables shareholders to reinvest their dividends in shares at the prevailing market price. For more information, contact us at:

Community Trust Bancorp, Inc.
c/o Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717-0718
866.232.3034
shareholder@broadridge.com

Form 10-K

CTBI's annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge on our website at www.ctbi.com or by writing:

Community Trust Bancorp, Inc.
Mark A. Gooch
Chairman, President, & CEO
P.O. Box 2947
Pikeville, KY 41502-2947

Current Analyst Coverage

Brean Capital, LLC
Raymond James and Associates, Inc.

FINANCIAL
HIGHLIGHTS

For the Year			
(in thousands except per share amounts)	**2025**	**2024**	**Percentage Change**
Net income	$ 98,058	$ 82,813	18.4 %
Basic earnings per share	5.44	4.61	18.0
Diluted earnings per share	5.43	4.61	17.8
Cash dividends per share	2.00	1.86	7.5
Average shares outstanding	18,013	17,950	0.4 %

At Year End			
(in thousands except per share amounts and employees)	**2025**	**2024**	**Percentage Change**
Total assets	$6,684,138	$6,193,245	7.9 %
Earning assets	6,333,041	5,854,859	8.2
Deposits, incl. repurchase agreements	5,697,857	5,310,355	7.3
Loans	4,894,942	4,486,637	9.1
Allowance for credit losses	60,169	54,968	9.5
Shareholders' equity	856,072	757,584	13.0
Book value per share	47.26	41.95	12.7
Market price per common share	56.50	53.03	6.5
Common shares outstanding	18,116	18,058	0.3 %
Full time equivalent employees	930	934	(0.4)

Significant Ratios			
	2025	**2024**	**Percentage Change**
For the year			
Return on average assets	1.53 %	1.41 %	8.5 %
Return on average common equity	12.07	11.31	6.7
Net interest margin	3.62	3.36	7.7
Net charge-offs to average loans	0.16	0.13	23.1
Efficiency ratio	50.48	52.57	(4.0)
At year end			
Capital ratios:			
Equity to assets	12.81 %	12.23 %	4.7 %
CBLR	13.64	13.76	(0.9)
Allowance to net loans	1.23	1.23	0.0
Allowance to nonperforming loans	314.00	205.98	52.4

Earnings Per Share



2025	$5.44
2024	$4.61
2023	$4.36
2022	$4.59
2021	$4.94

Dividends Per Share



2025	$2.00
2024	$1.86
2023	$1.80
2022	$1.68
2021	$1.57

Noninterest Income *(in thousands)*



Year	Noninterest Income
2025	$63,617
2024	$62,565
2023	$57,659
2022	$57,916
2021	$60,463

Efficiency Ratio



Year	Efficiency Ratio
2025	50.48%
2024	52.57%
2023	54.29%
2022	53.12%
2021	53.11%

FINANCIAL HIGHLIGHTS

Consolidated Statements of Income — Year Ended December 31

(in thousands except per share data)	2025	2024	Percentage Change
Interest income	$ 345,719	$ 313,443	10.3 %
Interest expense	126,741	127,448	(0.6)
Net interest income	218,978	185,995	17.7
Provision for credit losses	12,436	10,951	13.6
Noninterest income	63,617	62,565	1.7
Noninterest expense	143,067	130,923	9.3
Income before income taxes	127,092	106,686	19.1
Income tax expense	29,034	23,873	21.6
Net Income	$ 98,058	$ 82,813	18.4
Cash dividends per share	$ 2.00	$ 1.86	7.5 %
Book value per share	47.26	41.95	12.7
Average shares outstanding	18,013	17,950	0.4 %

Consolidated Balance Sheets — At December 31

(in thousands)	2025	2024	Percentage Change
Assets			
Cash and deposits in other banks	$ 363,929	$ 369,750	(1.6)%
Securities	1,124,873	1,059,509	6.2
Loans, net of allowance	4,834,773	4,431,669	9.1
Other assets	360,563	332,317	8.5
Total Assets	**$6,684,138**	**$6,193,245**	7.9
Liabilities and Shareholders' Equity			
Deposits	$5,389,058	$5,070,189	6.3 %
Repurchase agreements	308,799	240,166	28.6
Federal funds purchased	500	500	0.0
Advances from Federal Home Loan Bank	293	314	(6.8)
Long-term debt	63,784	64,016	(0.4)
Other liabilities	65,632	60,476	8.5
Total Liabilities	**5,828,066**	**5,435,661**	7.2
Shareholders' Equity	**856,072**	**757,584**	13.0
Total Liabilities and Shareholders' Equity	**$6,684,138**	**$6,193,245**	7.9

Total Assets *(in thousands)*



Year	Total Assets
2025	$6,684,138
2024	$6,193,245
2023	$5,769,696
2022	$5,380,316
2021	$5,418,257

Shareholders' Equity *(in thousands)*



Year	Shareholders' Equity
2025	$856,072
2024	$757,584
2023	$702,208
2022	$628,047
2021	$698,202

Total Loans *(in thousands)*



Year	Total Loans
2025	$4,894,942
2024	$4,486,637
2023	$4,050,906
2022	$3,709,290
2021	$3,408,813

Nonperforming Assets to Total Assets



Year	Nonperforming Assets to Total Assets
2025	0.33%
2024	0.49%
2023	0.27%
2022	0.35%
2021	0.37%



SHAREHOLDERS

Your Company is focused on creating shareholder value by being a core value long-term investment. As a performance-driven team, our directors, officers, and staff focus on providing a stable and competitive return for our investors. Our history of sharing our success with our shareholders continued during 2025, as we increased the cash dividend to our shareholders for the 45th consecutive year.

CTBI must maintain certain minimum capital ratios for capital adequacy purposes. In 2020, CTBI elected to opt-in to the community bank leverage ratio (CBLR) framework, which simplifies the regulatory capital requirements for eligible bank holding companies. For 2025, CTBI was required to maintain a minimum CBLR ratio of 9.00%. At December 31, 2025, our CBLR ratio was 13.64%. Our tangible common equity/tangible assets ratio on December 31, 2025 remained strong at 11.94%.

Our dividend yield to shareholders for the year 2025 was 3.75%, and the five-year compound growth rate of cash dividends per share was 5.5%. The five-year compound growth rate of earnings per share was 10.2% at December 31, 2025, as Community Trust achieved earnings of $98.1 million, compared to 2024 earnings of $82.8 million.

Shareholders' equity at $856.1 million at December 31, 2025 increased $98.5 million, or 13.0%, from December 31, 2024. Our stock experienced a 6.5% increase in market price from December 31, 2024 closing at $56.50 on December 31, 2025.

Our stock is traded on the prestigious NASDAQ Global Select Market (a founding stock selection) and is also one of 50 founding stocks of the NASDAQ's Dividend Achievers Index. An investment in CTBI stock on December 31, 2020 would have provided an annualized total return of 12.04% as of December 31, 2025.

Our employees are committed to the mission of your Company by also making it their company, as is evidenced by their ownership of the Company's stock. Through their 401(k) and ESOP plans, our employees collectively own 1.1 million shares, or 5.9%, of Community Trust Bancorp, Inc. stock.





We are proud to have served our customers for more than 122 years, and we want to thank each and every one of them for allowing Community Trust Bancorp, Inc. to be their financial services provider! In 2025, Community Trust served more than 287,000 customers.

In 2025, Community Trust Bank, Inc. was honored to receive the "Gold Lender Award" from the United States Small Business Administration (SBA) as Kentucky's volume SBA 7a Community Bank lender for the 17th consecutive year. Community Trust participates in several programs through the Federal Home Loan Bank (FHLB) of Cincinnati, Ohio to fund affordable housing projects in partnership with organizations like Habitat for Humanity and HOMES, Inc. of Letcher County, Kentucky. We also made grant funds available directly to low- and moderate-income families through the FHLB's "Welcome Home" program.

Outstanding customer service is our goal, and we are committed to bringing new and innovative technological advances to our customers. Our "Mortgage Center" offers our customers convenient mortgage tools to help guide them through the process of choosing and obtaining a loan using our online application. Users may apply for a loan, use the checklist to find out what information they will need when applying, use the "mortgage glossary" to lookup terms, and have access to calculators to determine their estimated payments. The "Meridian Link Portal" on our website allows customers to apply for consumer and vehicle loans online. In 2026, we will also be offering customers the ability to open deposit accounts online.

To better serve businesses in our communities, in 2025 we provided our internet banking business customers Positive Pay, an advanced fraud detection tool designed to help businesses monitor and control check and ACH activity on their accounts. By improving communication between businesses and Community Trust Bank, Positive Pay is an additional layer of security developed to combat the increasing risk of check and ACH fraud. In February 2026, we introduced Zelle® for small businesses – a fast, safe, and easy way for our business customers to send money to friends, family, and other people they trust, wherever they bank, through our Community Trust Bank mobile app.

Our Advantage Checking and Advantage Checking Plus Interest deposit products, introduced in 2022, have features that include an identity theft monitoring and resolution service, $10,000 in accidental death and dismemberment insurance, cellular telephone insurance, roadside assistance, travel and leisure discounts, and shopping rewards. These products are designed to give our customers more savings, convenience, and security in a checking account.

Our deposit related products and services include certificates of deposits, savings accounts, online banking and bill payment, mobile banking, business and consumer mobile remote deposit capture, and commercial cash management services. In 2025, Community Trust offered customers a 7-month term certificate of deposit special with a competitive interest rate. In 2026, we began offering our consumer and business customers the Preferred Index Money Market account for those seeking a competitive rate of interest on their deposits.

Our customers have convenient access to their accounts through our network of 85 ATMs. The total number of ATMs to which our customers have free access is more than 100. Please visit our website at https://www.ctbi.com for a complete listing of our ATM locations.

Our trust and wealth management professionals are dedicated to helping individuals and businesses identify the right products and services to meet their unique needs. We offer customers a full line of wealth and trust management, estate planning, and retirement planning services, in addition to full-service brokerage and life insurance products.

Since 1903, we have worked hard to meet the financial product and service needs of our customers - individuals, businesses, and organizations - by helping them achieve their financial goals. We are pleased to serve our customers with our extensive, convenient electronic banking services, as well as through our 78 banking offices and five trust offices in Kentucky, West Virginia, and Tennessee

> ## "Outstanding customer service is our goal."



EMPLOYEES

The success of our employees means success for Community Trust. We recognize the long-term value of a highly skilled, dedicated workforce, with an average tenure of over 10 years, and we are committed to providing our employees with opportunities for personal and professional growth, whether it is by providing reimbursement of educational expenses, encouraging attendance at seminars and in-house training programs, or sponsoring memberships in local civic organizations. Our employees recognize the long-term benefit of working with our organization as evidenced by the 21% of our employees who have more than 20 years of service.

Our employees participated in numerous coaching, training, and education programs throughout the year. Community Trust makes online training available to employees, and as a result, 1,000 employees completed 55 different compliance and technical skill training courses through our Regulatory University system during 2025. Some employees worked on their skill development through post-secondary education courses, which were funded through our Educational Assistance Program.

Community Trust offers its employees competitive compensation and a robust suite of vacation, sick, and personal paid time off based on years of service. We also offer additional highly competitive benefits, including health insurance, life insurance, retirement benefits, education reimbursement programs, and incentive plans. Community Trust is proud to have paid $85.5 million in support of these programs in 2025.

We actively support our employees with a wellness program. Participating employees experience improvements in preventing cardiovascular disease, cancer, and diabetes. Many employees also experience decreases in elevated medical risk factors, including alcohol consumption, tobacco usage, physical inactivity, high stress, high cholesterol, and high blood pressure.

We recognize the hard work and dedication of our employees. Participants can earn cash bonuses and win awards for top achievement. In March 2026, we held our 27th annual "Pinnacle of Success" awards dinner and recognized 75 employees and 10 teams for their outstanding performance in business development and service during the prior year. We have included the names of those employees, as well as the departments, offices, markets, and regions recognized, following the "Branch Locations" listing on page 16.

> "The success of our employees means success for Community Trust."



Our continuing support of our communities, both financially and through the volunteer service of our employees, has helped build great places to live for both our customers and our fellow employees. During 2025, we donated more than $1.9 million to community organizations involved in a wide variety of civic activities, including economic development, affordable housing, job creation, education, cultural enrichment, medical research, and healthcare.

We have helped our friends and neighbors fulfill their financial dreams for more than 122 years. In doing so, we have helped to build better communities. The progress and improvements upon which we focus are in the areas of jobs and the economy, education and healthcare, and overall quality of life. Our employees contributed over 990 community service hours to organizations having a community development purpose per Community Reinvestment Act guidelines. Community Trust Bank's community development lending totaled over $59.6 million for the year 2025.

Community Trust employees provide leadership, monetary support, and volunteer hours to many exceptional local community organizations in all of the communities we serve.

Our employees are active in a wide variety of community organizations, including volunteering thousands of hours each year.

Community Trust actively participates in a vast and wide variety of organizations, including providing leadership by participating in their boards of directors and attending meetings, conferences, and workshops. In 2025, Community Trust continued to actively support SOAR (Shaping Our Appalachian Region), One East Kentucky, Ashland Alliance, and numerous local chambers of commerce to expand job opportunities; enhance the economy of the region; encourage innovation, entrepreneurship, geographic cooperation, and a diversified workforce; improve the quality of life of our citizens; and support all those working to achieve these goals.

Community Trust continues to help our communities in hometowns across Kentucky, West Virginia, and Tennessee grow and prosper.

CTBI Community Financial Support



2025	$1,861,000
2024	$1,182,000
2023	$1,224,000
2022	$1,544,000
2021	$1,150,000

EXECUTIVE
COMMITTEE



*** ** **MARK A. GOOCH**
Chairman, President
and CEO
Community Trust Bancorp, Inc.
Chairman and CEO
Community Trust Bank, Inc.
Chairman
Community Trust and
Investment Company



** **RICHARD W. NEWSOM**
Executive Vice President
Community Trust Bancorp, Inc.
Director and President
Community Trust Bank, Inc.



*** **ANDY WATERS**
Executive Vice President
Community Trust Bancorp, Inc.
Director, President and CEO
Community Trust and Investment
Company



BILLIE J. DOLLINS
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Central Kentucky Region President
Community Trust Bank, Inc.



C. WAYNE HANCOCK II
Executive Vice President
and Secretary
Community Trust Bancorp, Inc.
Executive Vice President/
Chief Legal Officer
Community Trust Bank, Inc.



ANDREW JONES
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Northeastern Region President
Community Trust Bank, Inc.



THOMAS McCOY
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice
President/Operations
Community Trust Bank, Inc.



MARK SMITH
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Chief Credit Officer
Community Trust Bank, Inc.



RICKY D. SPARKMAN
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/South
Central Region President
Community Trust Bank, Inc.



KEVIN J. STUMBO
Executive Vice President, CFO
and Treasurer
Community Trust Bancorp, Inc.
Executive Vice President/CFO
Community Trust Bank, Inc.
Vice President
Community Trust and
Investment Company



DAVID I. TACKETT
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Eastern Region President
Community Trust Bank, Inc.



* **TRACY A. WESLEY**
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/Chief
Internal Audit and Risk Officer
Community Trust Bank, Inc.

In Appreciation
of Dedicated Service



STEVEN E. JAMESON
Retired
Executive Vice President/
Chief Internal Audit and
Risk Officer

* Non-voting Member


munity Trust®
orp, Inc.

BOARDS OF DIRECTORS



*** ** * **MARK A. GOOCH**
Chairman, President and CEO
Community Trust Bancorp, Inc.
Chairman and CEO
Community Trust Bank, Inc.
Chairman
Community Trust and Investment Company



** **RICHARD W. NEWSOM**
Executive Vice President
Community Trust Bancorp, Inc.
Director and President
Community Trust Bank, Inc.



*** **ANDY WATERS**
Executive Vice President
Community Trust Bancorp, Inc.
Director, President and CEO
Community Trust and Investment Company



* **DAVID L. BAIRD**
Attorney and Shareholder
Baird & Baird, P.S.C.
Pikeville, Kentucky



*** **E.B. LOWMAN II**
Chairman and CEO
Cardinal Management Ltd.
Ashland, Kentucky



*** * **EUGENIA CRITTENDEN "CRIT" LUALLEN**
Vice Chairman and Lead Independent Director
Former Lt. Governor
Commonwealth of Kentucky
Frankfort, Kentucky



** * **INA MICHELLE MATTHEWS**
President
Childers Oil/Double Kwik
Whitesburg, Kentucky



*** ** * **JAMES E. MCGHEE II**
President
Three JC Investments, LLC
Pikeville, Kentucky



* **FRANKY MINNIFIELD**
President
Minnifield Enterprize, Inc.
Lexington, Kentucky



*** ** * **JEFFERSON F. SANDLIN**
General Manager and Chief Operating Officer
Perry Distributor's Inc.
Hazard, Kentucky

In Appreciation of Dedicated Service



FRANKLIN H. FARRIS, JR.
Retired Board Member



*** * **ANTHONY W. ST. CHARLES**
President and CEO
The St. Charles Group, LLC
Cincinnati, Ohio



** * **CHAD C. STREET**
DMD, MD
Owner and President
East Kentucky Oral & Maxillofacial Surgery
Pikeville, Kentucky



* **LILLIAN (KAY) WEBB**
Director
Center for Career, Vocation, and Leadership
University of Pikeville
Pikeville, Kentucky.

Boards of Directors

* **Community Trust Bancorp, Inc.**
** **Community Trust Bank, Inc.**
*** **Community Trust and Investment Company**



ADVISORY BOARD
MEMBERS

Central Region

Billie J. Dollins
Regional President

Lexington

Billie J. Dollins
Regional President

James C. Baughman, Jr.
Robert A. Branham
C. Glen Combs
Anne Gay Donworth
Jenny Dulworth-Albert
Andrew Jarvis
James E. Keeton III
Robert D. Kelly
James H. Schrader
Daryl Smith

Danville/Harrodsburg

Jesse Johnson
Market President

Bob Allen
Scott Burks
David Maynard
Myrna Miller
Aaron Rowland, D.V.M.
Larry Scott, M.D.
Nicholas Spoonmore
Walter "Skip" Stocker

Mt. Sterling

Barry E. Frazier
Market President

Byron Amburgey
Marcus Shane Back
Brigitte Danielle King, M.D.
Angela Patrick
+ Edsel Sorrell
James R. Staton
Gail Wright

Richmond

Tim Houck
Market President

Jeannette Crockett
Alison Emmons
David Fernandez
++ James H. Howard
Elizabeth McCarty
Randall Stone

Versailles

Paola Roe
Market President

Robert Cleveland
John Cook
Jack Givens
Phil Huddleston
Alice Kiviniemi
William Klier
Rodney Mitchell
Mark Wainwright, M.D.
Bob Watson

Winchester

Nicole Newsome
Market President

Steve Charles
David Wills

Eastern Region

David I. Tackett
Regional President

Pikeville*

William Brett Keene
Market President

Floyd/Knott/Johnson*

John "JR" Caldwell
Market President

Hazard

Charlene Miller
Market President

William Bettinazzi
Frances Feltner
William F. Fields
Meriwether W. Hall
Tim Short
Alan Dale Williams

Tug Valley

Zachary Thacker
Market President

James E. Caines
Harold Davis
Timothy A. Hatfield
John Mark Hubbard
Joshua Leonard, D.M.D.
Paul E. Pinson

Whitesburg

Daryl Slone
Market President

L.M. Caudill
Reed Caudill
Gwendolyn Christon
Sandra Hogg
Sam W. Quillen, Jr., D.M.D.

Northeastern Region

Andrew Jones
Regional President

Ashland

Andrew Jones
Regional President

E. B. Lowman II
E. B. Lowman III
John McMeans
Ann Perkins
James C. Williams

Advantage Valley

Jimmy D. Fitzwater
Market President

Allen Burner
Patrick Farrell
Carl Midkiff
Christopher J. Plybon
Chris Reynolds

Flemingsburg

Emery O. Clark III
Market President

Michael A. Boyd, M.D.
Steve Humphries
Duane Lowe
T. Scott Perkins, D.M.D.
Regina Rose
Frank Vice, D.V.M.

Summersville

Nathaniel Hayes
Market President

Paul Beuchler
David Michael Hughes
Marshall Robinson

South Central Region

Ricky Sparkman
Regional President

Campbellsville

Ricky Sparkman
Regional President

Eddie Hazelwood
Gaylon Neat
Barry Pennington
Jerry Russell
John Waldrop

LaFollette

Rhonda Longmire
Market President

James C. Farris, M.D.
Marvin Minton
Peggy Payne
Robert L. Woodson II

Middlesboro

Rebecca Hensley
Market President

+++ Roger Ball
++++ Marcum Brogan
Meredith J. Evans, M.D.
Dudley Hilton
Keith A. Nagle

Mt. Vernon / Somerset

Skyler Hunt
Market President

Martha Cox
Betty Frederick
Gary W. Mink
Tommy H. Mink

Williamsburg

Jamie Harrison
Market President

Ray F. Bryant
Joseph E. Early, Sr.
Karen Hyde
Dallas B. Steely
Mark S. Stephens

* These markets are served by the
Community Trust Bank, Inc. Board of Directors.

+ Deceased 3/19/2025
++ Deceased 2/17/2026
+++ Deceased 1/27/2026
++++ Deceased 2/7/2026

14

BRANCH LOCATIONS

Central Region

Danville

* Danville Main	462 W. Main St.	859-239-9200
Danville Manor	1560 Hustonville Rd.	859-239-9460
Harrodsburg	570 Chestnut St.	859-734-4354

Florence

Florence Main	8660 Haines Drive	859-384-0631

Lexington

* Vine Street	100 E. Vine St.	859-389-5350
Beaumont	901 Beaumont Centre Pkwy.	859-223-1111
Hamburg	2417 Sir Barton Way	859-264-1938
Leestown	109 Louie Place	859-258-2659
Pasadena	185 Pasadena Dr.	859-313-5425
Richmond Road	3090 Richmond Rd.	859-269-0164

Mt. Sterling

Mt. Sterling Main	498 Indian Mound Drive	859-497-6900

Richmond

Eastern Bypass	860 Eastern Bypass	859-624-4622
Richmond Main	128 W. Main St.	859-623-2747
Berea North	525 Walnut Meadow Rd.	859-985-0561

Versailles

Versailles Main	470 Lexington Rd.	859-879-5400
Frankfort East	427 Versailles Rd.	502-848-0913
Frankfort West	1205 S. Hwy. 127	502-696-0720
Georgetown Main	315 Pleasant View Dr.	502-863-0433
Georgetown Walmart	112 Osborne Way	502-863-4693

Winchester

Winchester Main	120 S. Main St.	859-745-7200
Winchester Plaza	125 Winchester Plaza	859-745-7220

Eastern Region

Floyd/Knott/Johnson

Allen	6424 KY Rt. 1428	606-874-0408
Floyd County	161 S. Lake Dr.	606-886-2382
Paintsville Walmart	470 N. Mayo Trl.	606-788-9934
Knott County	107 W. Main St.	606-785-5095

Hazard

Airport Gardens	1665 Combs Rd.	606-487-2160
Black Gold	100 Citizens Ln.	606-436-2157
Hazard Village	101 Village Ln.	606-487-2152

Tug Valley

Williamson	101 E. 2nd Ave.	304-235-5454
Tug Valley	28160 US Hwy. 119	606-237-6051

Pikeville

Elkhorn City	211 W. Russell St.	606-754-5589
Marrowbone	10579 Regina Belcher Hwy.	606-754-4462
Mouthcard	32 N. Levisa Rd.	606-835-4907
Phelps	38720 State Hwy. 194 E.	606-456-8701
* Pikeville Main	346 N. Mayo Trl.	606-432-1414
Pikeville Main Street	137 Main St.	606-437-3326
Pikeville Walmart	254 Cassidy Blvd.	606-437-0048
Town Mountain	105 Northgate Dr.	606-437-3323
Virgie	1056 KY Hwy. 610 W.	606-639-4451
Weddington Plaza	4205 N. Mayo Trl.	606-432-4529

Whitesburg

Whitesburg Main	155 Main St.	606-633-0161
West Whitesburg	24 Pkwy. Plaza Loop	606-633-4532
Jenkins	9505 Hwy. 805	606-832-2477
Isom	56 Isom Plaza	606-633-5995
Neon	1001 Hwy. 317	606-855-4435

Northeastern Region

Advantage Valley

Alum Creek	315 Midway Rd.	304-756-3317
Hamlin	8049 Lynn Ave.	304-824-7223
Fort Gay	735 Court St.	304-648-7200
Pullman Square	952 3rd Ave.	304-697-0272

Flemingsburg

Ewing	1527 Ewing Rd.	606-267-2061
Flemingsburg Main	36 Brookhaven Dr.	606-845-3551
South Ridge	108 Clark St.	606-849-2304

Ashland

* Ashland Main	1544 Winchester Ave.	606-329-6000
Summit	7100 US Rt. 60	606-928-9555
Russell	970 Diederich Blvd.	606-329-6680

Summersville

Summersville	507 Main St.	304-872-2711

South Central Region

Campbellsville

Campbellsville Main	1218 E. Broadway St.	270-789-5900
Campbellsville Bypass	402 Campbellsville Bypass	270-469-1472
Columbia	1005 Jamestown St.	270-384-4771
Elizabethtown	2501 Ring Road	270-765-0940
Greensburg	205 S. Main St.	270-932-7464
Lebanon	521 W. Main St.	270-692-0064
Somerset North	239 N. Hwy. 27	606-679-8826
Somerset South	3809 S. Hwy. 27	606-679-8446
Jamestown	752 N. Main St.	270-343-2556

Williamsburg

Williamsburg Main	201 N. 3rd St.	606-549-5000
Convenience Center	895 S. Hwy. 25 W.	606-539-2251
Corbin	678 US Hwy. 25 W.	606-526-8777
London South	1706 Hwy. 192 W.	606-877-2644
London North	38 Shiloh Dr.	606-864-2439

Middlesboro

Middlesboro Main	1918 Cumberland Ave.	606-248-9600
Middlesboro East	1206 E. Cumberland Ave.	606-248-9642
Pineville	11792 US Hwy. 25 E.	606-337-6122

Mt. Vernon

Mt. Vernon Main	2134 Lake Cumberland Rd.	606-256-5141
Mt. Vernon Downtown	120 Main St.	606-256-5142

LaFollette

* LaFollette Main	106 S. Tennessee Ave.	423-562-3364
Jacksboro	2603 Jacksboro Pike	423-566-7800
Clinton	2106 Charles G. Seivers Blvd.	865-457-8684

*Community Trust and Investment Company has offices in these locations.



PINNACLE
AWARDS

2026 Pinnacle Award

Honorees

for 2025 production

Individual Success

Bridget M. Abell
Anthony D. Anderson
Charles "Buddy" Bishop
Regina L. Blankenship
Kim Boggs
Steve Bush
Brian Clark
Gerrie Clark
Taylor Curtis
Jessica Davis
Benji Dean
Sherry Dotson
Jonathan Drage
Kaleena Fields
Bryan K. Fleming
Dorothy Franklin
Nicole Hamilton
Todd Hargis
Brent Harpster
Jamie T. Harrison
Timothy D. Houck
Sean Hurley
Andrew Jarvis
Jesse R. Johnson
W. Stephen Johnson

Dakota Justice
Brett Keene
Brandi N. Kiser
Nicole Lanza
Alicia Layne
Tommie Layne
Sabrina Lequire
Rhonda S. Longmire
Rita Martin
Theresa Maynard
Cassity Meave
Bobby Terrell Medley
Charlene Miller
Trigg Mitchell
Melissa Newsome
Taylora Newsome
Leah Norvell
Nicole Oney
Joyce Pelly
Barry Pennington
Misty Prater
Kayla Ratliff
Tiffany Reeder
Jessica Scott
Curtis Sizemore

Daryl Slone
Joshua Slone
Shawna Slone
Roger Smith
Terry Spears
Natalie Stewart
Judy Stump
Charles J. "C.J." Tackett
Cheryl Tackett
Jackie Tackett
Katie Thacker
Lisa Thacker
Zachary Thacker
Jody L. Thompson
Miranda M. Thompson
Betty Tibbs
Marie Toles
Stephen K. Trivette
Nikki Warford-Parker
Robert L. Watson
Kristin M. Webb
Ashley White
Michael Willis
Brittany Winburn
Sharon Yates

Team Success

Hazard Black Gold Office
Lexington Richmond
Road Office
Pikeville Main Office

Tug Valley Office
Whitesburg Main Office
Flemingsburg Market
Hazard Market

Middlesboro Market
Pikeville Market
Eastern Region



Financial Information

Community Trust Bancorp, Inc.
2025 Annual Report

Financial Statements and Supplementary Data

Consolidated Balance Sheets

(in thousands except share data)

December 31		2025		2024
Assets:				
Cash and due from banks	$	62,851	$	73,021
Interest bearing deposits		300,833		296,484
Cash and cash equivalents		363,684		369,505
Certificates of deposit in other banks		245		245
Debt securities available-for-sale at fair value (amortized cost of $1,206,938 and $1,186,649, respectively)		1,120,719		1,055,728
Equity securities at fair value		4,154		3,781
Loans held for sale		211		184
Loans		4,894,942		4,486,637
Allowance for credit losses		(60,169)		(54,968)
Net loans		4,834,773		4,431,669
Premises and equipment, net		52,611		49,630
Operating right-of-use assets		11,543		11,414
Finance right-of-use assets		3,890		2,971
Federal Home Loan Bank stock		5,200		5,062
Federal Reserve Bank stock		4,887		4,887
Goodwill		65,490		65,490
Bank owned life insurance		123,274		101,509
Mortgage servicing rights		6,751		7,357
Other real estate owned		3,066		3,647
Deferred tax asset		20,856		29,065
Accrued interest receivable		25,957		24,758
Other assets		36,827		26,343
Total assets	$	6,684,138	$	6,193,245
Liabilities and shareholders' equity:				
Deposits:				
Noninterest bearing	$	1,263,243	$	1,242,676
Interest bearing		4,125,815		3,827,513
Total deposits		5,389,058		5,070,189
Repurchase agreements		308,799		240,166
Federal funds purchased		500		500
Advances from Federal Home Loan Bank		293		314
Long-term debt		63,784		64,016
Operating lease liabilities		11,924		11,751
Finance lease liabilities		4,493		3,439
Accrued interest payable		8,535		8,378
Other liabilities		40,680		36,908
Total liabilities		5,828,066		5,435,661
Commitments and contingencies (notes 14 and 20)		-		-
Shareholders' equity:				
Preferred stock, 300,000 shares authorized and unissued		0		0
Common stock, $5.00 par value, shares authorized 25,000,000; shares issued and outstanding 2025 – 18,115,847; 2024 – 18,057,923		90,581		90,290
Capital surplus		236,423		233,802
Retained earnings		593,888		531,861
Accumulated other comprehensive loss, net of tax		(64,820)		(98,369)
Total shareholders' equity		856,072		757,584
Total liabilities and shareholders' equity	$	6,684,138	$	6,193,245

See notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

(in thousands except per share data)

Year Ended December 31		2025		2024		2023
Interest income:						
Interest and fees on loans, including loans held for sale	$	304,553	$	274,619	$	230,844
Interest and dividends on securities						
Taxable		23,667		24,953		27,263
Tax exempt		2,450		2,553		2,678
Interest and dividends on Federal Reserve Bank and Federal Home Loan Bank stock		749		783		759
Interest on Federal Reserve Bank deposits		13,908		10,101		6,831
Other, including interest on federal funds sold		392		434		275
Total interest income		345,719		313,443		268,650
Interest expense:						
Interest on deposits		112,747		112,516		81,167
Interest on repurchase agreements and federal funds purchased		10,012		10,393		8,994
Interest on advances from Federal Home Loan Bank		12		16		1,004
Interest on long-term debt		3,970		4,523		4,375
Total interest expense		126,741		127,448		95,540
Net interest income		218,978		185,995		173,110
Provision for credit losses		12,436		10,951		6,811
Net interest income after provision for credit losses		206,542		175,044		166,299
Noninterest income:						
Deposit related fees		29,840		29,824		29,935
Gains on sales of loans, net		320		294		395
Trust and wealth management income		16,772		14,921		13,025
Loan related fees		4,043		4,957		3,792
Bank owned life insurance revenue		4,460		5,236		3,517
Brokerage revenue		2,130		2,272		1,473
Securities gains		375		631		996
Other noninterest income		5,677		4,430		4,526
Total noninterest income		63,617		62,565		57,659
Noninterest expense:						
Officer salaries and employee benefits		19,661		16,316		15,206
Other salaries and employee benefits		65,818		63,111		58,505
Occupancy, net		10,184		9,442		8,900
Equipment		3,062		2,762		2,943
Data processing		12,637		11,172		9,726
Taxes other than property and payroll		2,353		1,754		1,706
Legal fees		1,555		1,090		1,131
Professional fees		2,735		2,783		2,219
Advertising and marketing		3,167		3,130		3,214
FDIC insurance		2,825		2,586		2,483
Other real estate owned provision and expense		313		152		350
Repossession expense		1,154		1,089		531
Other noninterest expense		17,603		15,536		18,476
Total noninterest expense		143,067		130,923		125,390
Income before income taxes		127,092		106,686		98,568
Income taxes		29,034		23,873		20,564
Net income	$	98,058	$	82,813	$	78,004
Other comprehensive income:						
Unrealized holding gains arising during the period	$	44,704	$	6,607	$	36,863
Less: Reclassification adjustments for realized gains included in net income		2		8		4
Tax expense		11,153		1,647		11,028
Other comprehensive income, net of tax		33,549		4,952		25,831
Comprehensive income	$	131,607	$	87,765	$	103,835
Basic earnings per share	$	5.44	$	4.61	$	4.36
Diluted earnings per share	$	5.43	$	4.61	$	4.36
Weighted average shares outstanding-basic		18,013		17,950		17,887
Weighted average shares outstanding-diluted		18,044		17,977		17,900

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands except per share and share amounts)	Common Shares	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total
Balance, December 31, 2022	17,918,280	$ 89,591	$ 229,012	$ 438,596	$ (129,152)	$ 628,047
Net income				78,004		78,004
Other comprehensive income					25,831	25,831
Cash dividends declared ($1.80 per share)				(32,200)		(32,200)
Issuance of common stock	52,857	265	864			1,129
Issuance of restricted stock	52,865	264	(264)			0
Vesting of restricted stock	(23,372)	(117)	117			0
Forfeiture of restricted stock	(790)	(4)	4			0
Stock-based compensation			1,397			1,397
Balance, December 31, 2023	17,999,840	89,999	231,130	484,400	(103,321)	702,208
Cumulative effect of FASB adjustment				(1,961)		(1,961)
Balance, January 1, 2024	17,999,840	89,999	231,130	482,439	(103,321)	700,247
Net income				82,813		82,813
Other comprehensive income					4,952	4,952
Cash dividends declared ($1.86 per share)				(33,391)		(33,391)
Issuance of common stock	68,351	342	1,428			1,770
Issuance of restricted stock	15,000	75	(75)			0
Vesting of restricted stock	(22,831)	(114)	114			0
Forfeiture of restricted stock	(2,437)	(12)	12			0
Stock-based compensation			1,193			1,193
Balance, December 31, 2024	18,057,923	$ 90,290	$ 233,802	$ 531,861	$ (98,369)	$ 757,584
Net income				98,058		98,058
Other comprehensive income					33,549	33,549
Cash dividends declared ($2.00 per share)				(36,031)		(36,031)
Issuance of common stock	54,320	272	1,052			1,324
Issuance of restricted stock	38,538	193	(193)			0
Vesting of restricted stock	(29,057)	(145)	145			0
Forfeiture of restricted stock	(5,877)	(29)	29			0
Stock-based compensation			1,588			1,588
Balance, December 31, 2025	18,115,847	$ 90,581	$ 236,423	$ 593,888	$ (64,820)	$ 856,072

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 98,058	$ 82,813	$ 78,004
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,138	3,823	3,791
Amortization of operating lease right-of-use assets	1,615	1,180	1,560
Deferred tax expense (benefit)	(2,944)	(1,732)	709
Stock-based compensation	1,774	1,354	1,576
Provision for credit losses	12,436	10,951	6,811
Write-downs of other real estate owned and other repossessed assets	96	105	211
Gains on sale of mortgage loans held for sale	(320)	(294)	(395)
Securities gains	(2)	(8)	(4)
Fair value adjustments in equity securities	(373)	(623)	(992)
Gains on sale of assets, net	(665)	(102)	(408)
Proceeds from sale of mortgage loans held for sale	11,784	11,432	15,041
Funding of mortgage loans held for sale	(11,619)	(11,293)	(14,851)
Amortization of securities premiums and discounts, net	2,542	2,564	2,658
Change in cash surrender value of bank owned life insurance	(3,086)	(3,995)	(2,361)
Payment of operating lease liabilities	(1,571)	(1,194)	(1,560)
Interest expense on finance lease liabilities	187	158	118
Fair value adjustments in mortgage servicing rights	734	431	965
Changes in:			
Accrued interest receivable	(1,199)	(1,183)	(3,983)
Other assets	(10,288)	1,951	(2,630)
Accrued interest payable	157	989	5,152
Other liabilities	3,537	7,999	(3,562)
Net cash provided by operating activities	104,991	105,326	85,850
Cash flows from investing activities:			
Certificates of deposit in other banks:			
Purchase of certificates of deposit	0	0	(245)
Maturity of certificates of deposit	0	0	245
Securities available-for-sale (AFS):			
Purchase of AFS securities	(232,459)	(55,365)	(19,478)
Proceeds from sales of AFS securities	0	14,232	21,529
Proceeds from prepayments, calls, and maturities of AFS securities	209,631	153,171	124,656
Change in loans, net	(417,641)	(444,061)	(344,217)
Purchase of premises and equipment	(7,603)	(8,078)	(6,322)
Proceeds from sale and retirement of premises and equipment	1,112	70	375
Purchase of Federal Home Loan Bank stock	(4,815)	(4,757)	(3,191)
Redemption of Federal Home Loan Bank stock	4,676	4,407	5,155
Proceeds from sale of other real estate owned and repossessed assets	2,558	774	1,295
Additional investment in other real estate owned and repossessed assets	0	(13)	(47)
Additional investment in bank owned life insurance	(19,117)	0	(6,931)
Redemption of bank owned life insurance	438	1,591	336
Proceeds from settlement of bank owned life insurance	0	2,356	241
Net cash used in investing activities	(463,220)	(335,673)	(226,599)
Cash flows from financing activities:			
Change in deposits, net	318,869	345,567	298,479
Change in repurchase agreements and federal funds purchased, net	68,633	14,921	9,814
Proceeds from Federal Home Loan Bank advances	100,000	100,000	225,000
Payments on advances from Federal Home Loan Bank	(100,021)	(100,020)	(225,021)
Payment of finance lease liabilities	(183)	(154)	(151)
Proceeds from long-term debt/other borrowings	0	0	6,563
Repayment of long-term debt/other borrowings	(232)	(225)	(163)
Issuance of common stock	1,324	1,770	1,129
Dividends paid	(35,982)	(33,407)	(32,187)
Net cash provided by financing activities	352,408	328,452	283,463
Net increase (decrease) in cash and cash equivalents	(5,821)	98,105	142,714
Cash and cash equivalents at beginning of period	369,505	271,400	128,686
Cash and cash equivalents at end of period	$ 363,684	$ 369,505	$ 271,400

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (cont.)

(in thousands)

Year Ended Decemer 31		2025		2024		2023
Supplemental disclosures:						
Income taxes paid	$	28,506	$	20,611	$	20,728
Interest paid		126,584		126,459		90,388
Non-cash activities:						
Loans to facilitate the sale of other real estate owned and repossessed assets		2,815		356		1,306
Common stock dividends accrued, paid in subsequent quarter		324		276		291
Real estate acquired in settlement of loans		4,720		3,160		658
Right-of-use assets obtained in exchange for new operating lease liabilities		1,744		0		358
Right-of-use assets obtained in exchange for new finance lease liabilities		1,050		0		0

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Accounting Policies

Basis of Presentation – The consolidated financial statements include Community Trust Bancorp, Inc. ("CTBI") and our subsidiaries, including our principal subsidiary, Community Trust Bank, Inc. ("CTB"). Intercompany transactions and accounts have been eliminated in consolidation.

Nature of Operations – Substantially all assets, liabilities, revenues, and expenses are related to banking operations, including lending, investing of funds, obtaining of deposits, trust and wealth management operations, full service brokerage operations, and other financing activities. All of our business offices and the majority of our business are located in eastern, northeastern, central, and south central Kentucky, southern West Virginia, and northeastern Tennessee.

Use of Estimates – In preparing the consolidated financial statements, management must make certain estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenues, and expenses, as well as affecting the disclosures provided. Future results could differ from the current estimates. Such estimates include, but are not limited to, the allowance for credit losses ("ACL"), goodwill, and the valuation of financial instruments.

The accompanying financial statements have been prepared using values and information currently available to CTBI.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the ACL, and capital.

Cash and Cash Equivalents – CTBI considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits in other financial institutions, and federal funds sold. Generally, federal funds are sold for one-day periods.

Certificates of Deposit in Other Banks – Certificates of deposit in other banks generally mature within 18 months and are carried at cost.

Investments – Management determines the classification of securities at purchase. We classify debt securities into held-to-maturity ("HTM") or available-for-sale ("AFS") categories. HTM securities are those which we have the positive intent and ability to hold to maturity and are reported at amortized cost. We do not currently have any securities that are classified as HTM.

AFS securities are reported at fair value, with unrealized gains and losses reported in shareholders' equity as a separate component of accumulated other comprehensive income, net of tax. Gains or losses on disposition of debt securities are computed by specific identification for those securities, and are recognized in income as of the trade date. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings. Callable debt securities held at a premium are amortized to the earliest call date, shortening the amortization period. Debt securities held at a discount continue to be amortized to maturity. The premiums and discounts for securities use the effective interest method. Accrued interest on investment securities is based on stated rates and is presented as a component of accrued interest receivable in the consolidated balance sheets.

For AFS debt securities in an unrealized loss position, we evaluate the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or non-credit related factors. Any impairment that is not credit-related is recognized in accumulated other comprehensive income, net of tax. Credit-related impairment is recognized as an ACL for AFS debt securities on the consolidated balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Accrued interest receivable on AFS debt securities is presented within accrued interest receivable on the consolidated balance sheets. CTBI has elected the accounting policy to exclude the accrued interest receivable balances from the amortized cost basis of AFS debt securities and does not measure an allowance for credit losses for these balances. If a security is placed on nonaccrual status, typically when the collection of interest is considered doubtful, the accrued interest income is written off by reversing interest income in the current period. We have concluded that this policy results in the timely reversal of uncollectible interest. There has been no accrued interest receivable written of for the years ended December 31, 2025 and 2024. Both the ACL for AFS debt securities and the adjustment to net income may be reversed if conditions change. However, if we intend to sell an impaired AFS debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL for AFS debt securities in this situation.

In evaluating AFS debt securities in unrealized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, we consider the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or the government-sponsored enterprises, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuers' financial condition, among other factors. There were no credit related factors underlying unrealized losses on AFS debt securities; therefore, no ACL for AFS securities has been recorded.

Losses are charged against the ACL for AFS debt securities when management believes the uncollectability of an AFS debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Equity securities with a readily determinable fair value are measured at fair value, with changes in fair value recognized in net income. Equity securities without a readily determinable fair value are carried at cost, less any impairment, if any, plus or minus changes resulting from observable price changes for identical or similar investments. CTBI has made an irrevocable election to subsequently measure an equity security without a readily determinable fair value, and all identical or similar investments of the same issuer, including future purchases of identical or similar investments of the same issuer, at fair value. CTBI has made this election for our Visa Class B equity securities. The fair value of these securities was determined using Level 3 inputs and changes in fair value are recognized in income.

Loans – Loans with the ability and the intent to be held until maturity or for the foreseeable future are reported at the carrying value of unpaid principal reduced by unearned interest, an ACL, and unamortized deferred fees or costs and premiums. Income is recorded on the level yield basis. Loans are considered past due or delinquent when the contractual principal and/or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Interest accrual is discontinued when a loan is greater than 90 days past due or when management believes, after considering economic and business conditions, collateral value, and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Any loan greater than 90 days past due must be well secured and in the process of collection to continue accruing interest. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured. Loans are not reclassified as accruing until principal and interest payments remain current for a period of time, generally six months, and future payments appear reasonably certain. Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized over the estimated life of the related loans or commitments to interest income using the effective interest method.

Allowance for Credit Losses – CTBI measures expected credit losses of financial assets on a collective (pool) basis using the discounted cash flow method when the financial assets share similar risk characteristics. Loans that do not share risk characteristics are evaluated on an individual basis. Regardless of an initial measurement method, once it is determined that foreclosure is probable, the ACL is measured based on the fair value of the collateral as of the measurement date. As a practical expedient, the fair value of the collateral may be used for a loan when determining the ACL for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty. The fair value shall be adjusted for selling costs when foreclosure is probable. For collateral-dependent financial assets, the credit loss expected may be zero if the fair value less costs to sell exceed the amortized cost of the loan. Loans shall not be included in both collective assessments and individual assessments. CTBI has elected the accounting policy to exclude accrued interest receivable from the amortized cost basis of loans and does not measure an allowance for credit losses for these balances. Accrued interest receivable on loans is presented in the consolidated financial statements as a component of other assets. When accrued interest is deemed to be uncollectible (typically when a loan is placed on nonaccrual status), interest income is reversed. In the event that collection of principal becomes uncertain, CTBI has policies in place to reverse accrued interest in a timely manner.

Using the ACL software, forecasts include gross domestic product, light weight vehicle sales index, and consumer price index considerations. CTBI leverages economic projections from the Federal Open Market Committee to obtain various forecasts for unemployment rate, gross domestic product, light weight vehicle sales index, and the percentage change in the consumer price index year over year. CTBI has elected to forecast the first four quarters of the credit loss estimate and revert to a long-run average of each considered economic factor over four quarters.

All periods during the reasonable and supportable forecast period are utilizing a forecasted probability of default. Loss driver analysis was performed during which regression models were built relating default rates of the various segments to the economic factors noted above. Historical loss data for both CTBI and segment-specific selected peers was incorporated from Federal Financial Institutions Examination Council call report data. For loss given default, the Frye-Jacobs LGD estimation technique was utilized in the ACL software providing a risk curve that most approximates the asset class under consideration. Management elected to evaluate internal prepayment experience over a trailing timeframe to determine the appropriate prepayment and curtailment rates to be used in the credit loss estimate.

CTBI uses management judgement for qualitative loss factors. The ACL software allows management to approve a "worst case" scenario or a maximum loss rate for each segment. Qualitative dollars available for allocation then become the difference between the worst case and the ACL quantitative reserve estimate. Each factor is then given a risk weighting that is applied to determine a basis point allocation. The qualitative loss factors are as follows:

- Changes in delinquency trends by loan segment
- Changes in regional and local economic conditions
- The effect of other external factors (i.e. competition, legal and regulatory requirements)
- The existence and effect of any concentrations of credit and changes in the levels of such concentrations
- A supervision and administration allocation based on CTBI's loan review process
- Exceptions in lending policies and procedures as measured by quarterly loan portfolio exceptions reports
- Changes in the value of underlying collateral for collateral dependent loans
- Changes in the nature and volume of the portfolio and terms of loans

While we recognize that import tariffs have created increased volatility and uncertainty in the financial markets, there has been no direct impact on our loan portfolio to date, and no bank customers have requested financial relief directly because of import tariffs. We will continue to monitor our loan portfolio and work with any customers who become financially impacted by tariffs. We do not anticipate any immediate or significant negative impact to our asset quality in the near term.

We maintain an ACL at a level that is appropriate to cover estimated credit losses on individually evaluated loans, as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. Credit losses, when deemed uncollectible, are charged to the ACL and any subsequent recoveries are credited to the ACL.

We utilize an internal risk grading system for commercial credits. Those credits that meet the following criteria are subject to individual evaluation: the loan has an outstanding bank share balance of $1 million or greater and meets one of the following criteria: (i) has a criticized risk rating, (ii) is in nonaccrual status, (iii) the borrower is experiencing financial difficulty with significant payment delay, or (iv) is 90 days or more past due. The borrower's cash flow, adequacy of collateral coverage, and other options available to CTBI, including legal remedies, are evaluated. Historical loss rates are analyzed and applied to other commercial loan segments not subject to individual evaluation. As these loans are individually evaluated, analysis could result in a specific reserve allocation within the ACL.

Homogenous loans, such as consumer installment, residential mortgages, and home equity lines are not individually risk graded. The associated ACL for these loans is measured in pools with similar risk characteristics.

When a secured commercial loan is displaying signs of weakness or deficiency, whether past due or not, a current assessment of the value of the underlying collateral is made. If the balance of the loan exceeds the fair value of the collateral, the loan is placed on nonaccrual and the loan is charged down to the value of the collateral less estimated cost to sell. When the foreclosed collateral has been legally assigned to CTBI, the estimated fair value of the collateral less costs to sell is then transferred to other real estate owned or other repossessed assets, and a charge-off is taken for any remaining balance. When any unsecured commercial loan is considered uncollectible the loan is charged off no later than at 90 days past due. However, overdraft loans, which are included in other commercial loans, are charged off when they have been outstanding 60 days.

All closed-end consumer loans (excluding conventional 1-4 family residential loans and installment and revolving loans secured by real estate) are charged off no later than 120 days (five monthly payments) delinquent. If a loan is considered uncollectible, it is charged off earlier than 120 days delinquent. For conventional 1-4 family residential loans and installment and revolving loans secured by real estate, once the loan is 90 days past due, the loan is placed on nonaccrual if payment in full of principal or interest is not expected. Foreclosure proceedings are normally initiated after 120 days. When the foreclosed property has been legally assigned to CTBI, the fair value less estimated costs to sell is transferred to other real estate owned and the remaining balance is taken as a charge-off.

CTBI's loan portfolio segments and the risk characteristics of each are as follows:

Hotel/motel loans are a significant concentration for CTBI, representing approximately 10.2% of total loans. This industry has unique risk characteristics as it is highly susceptible to changes in the domestic and global economic environments, which can cause the industry to experience substantial volatility. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Hotel/motel lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Management monitors and evaluates all commercial real estate loans based on collateral and risk grade criteria. Commercial construction loans generally are made to customers for the purpose of building income-producing properties, and any hotel/motel construction loan would be included in this segment. Personal guarantees of the principals are generally required. Such loans are made on a projected cash flow basis and are secured by the project being constructed. Construction loan draw procedures are included in each specific loan agreement, including required documentation items and inspection requirements. Construction loans may convert to term loans at the end of the construction period, or may be repaid by the take-out commitment from another financing source. If the loan is to convert to a term loan, the repayment ability is based on the borrower's projected cash flow. Risk is mitigated during the construction phase by requiring proper documentation and inspections whenever a draw is requested.

Commercial real estate residential loans are commercial purpose construction and permanent financed loans for commercial purpose 1-4 family/multi-family properties. All commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Management monitors and evaluates all commercial real estate loans based on collateral and risk grade criteria. Commercial residential construction loans generally are made to customers for the purpose of building income-producing properties. Personal guarantees of the principals are generally required. Such loans are made on a projected cash flow basis and are secured by the project being constructed. Construction loan draw procedures are included in each specific loan agreement, including required documentation items and inspection requirements. Construction loans may convert to term loans at the end of the construction period, or may be repaid by the take-out commitment from another financing source. If the loan is to convert to a term loan, the repayment ability is based on the borrower's projected cash flow. Risk is mitigated during the construction phase by requiring proper documentation and inspections whenever a draw is requested.

Commercial real estate nonresidential loans are secured by nonfarm, nonresidential properties, farmland, and other commercial real estate. Construction for commercial real estate nonresidential loans are also included in this segment as these loans are generally one loan for construction to permanent financing. All commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Management monitors and evaluates all commercial real estate loans based on collateral and risk grade criteria. Commercial nonresidential construction loans generally are made to customers for the purpose of building income-producing properties. Personal guarantees of the principals are generally required. Such loans are made on a projected cash flow basis and are secured by the project being constructed. Construction loan draw procedures are included in each specific loan agreement, including required documentation items and inspection requirements. Construction loans may convert to term loans at the end of the construction period, or may be repaid by the take-out commitment from another financing source. If the loan is to convert to a term loan, the repayment ability is based on the borrower's projected cash flow. Risk is mitigated during the construction phase by requiring proper documentation and inspections whenever a draw is requested.

Dealer floorplans are segmented separately as they are a unique product with unique risk factors. CTBI maintains strict processing procedures over our floorplan product with any exceptions requested by a loan officer approved by the appropriate loan committee and the floorplan manager. This loan segment consists of loans to dealerships to finance inventory and are collateralized under a blanket security agreement whereby all vehicle inventory is collateral against the outstanding loan without specific liens on individual units. Advances are made for the dealer cost of individual vehicles in inventory, and the loan is repaid from the proceeds from the sale of the financed vehicle. This risk is mitigated by the use of monthly inventory audits and follow-up is required on any out of compliance items identified. These audits are subject to increasing frequency when fact patterns suggest more scrutiny is required. Additional collateral or other credit enhancements (for example, personal guarantees from dealership owners) are typically obtained to further mitigate credit risk.

Commercial other loans consist of agricultural loans, receivable financing, loans to financial institutions, loans for purchasing or carrying securities, overdraft loans, and other commercial purpose loans. Commercial loans are underwritten based on the borrower's ability to service debt from the business's underlying cash flows. As a general practice, we obtain collateral such as equipment, or other assets, although such loans may be uncollateralized but guaranteed. Commercial other loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from our customers. As we underwrite our equipment lease financing in a manner similar to our commercial loan portfolio described below, the risk characteristics for this portfolio mirror that of the commercial loan portfolio.

Residential real estate loans are a mixture of fixed rate and adjustable rate first and second lien residential mortgage loans and also include real estate construction loans which are typically for owner-occupied properties. The terms of the real estate construction loans are generally short-term with permanent financing upon completion. As a policy, CTBI holds adjustable rate loans and sells the majority of our fixed rate first lien mortgage loans into the secondary market with those loans classified as held for sale and not included in loan balances. Changes in interest rates or market conditions may impact a borrower's ability to meet contractual principal and interest payments. Residential real estate loans are secured by real property. With respect to residential loans that are secured by 1-4 family residences and are generally owner occupied, CTBI generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences. Residential construction loans are handled through the home mortgage area of the bank. The repayment ability of the borrower and the maximum loan-to-value ratio are calculated using the normal mortgage lending criteria. Draws are processed based on percentage of completion stages including normal inspection procedures. Such loans generally convert to term loans after the completion of construction.

Home equity lines are primarily revolving adjustable rate credit lines secured by real property. Changes in interest rates or market conditions may impact a borrower's ability to meet contractual principal and interest payments.

Consumer direct loans are a mixture of fixed rate and adjustable rate products comprised of unsecured loans, consumer revolving credit lines, deposit secured loans, and all other consumer purpose loans. Consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Our determination of a borrower's ability to repay these loans is primarily dependent on the personal income and credit rating of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Indirect loans are primarily fixed rate consumer loans secured by automobiles, trucks, vans, and recreational vehicles originated at the selling dealership underwritten and purchased by CTBI's indirect lending department. Both new and used products are financed. Only dealers who have executed dealer agreements with CTBI participate in the indirect lending program. The indirect lending area of the bank is generally responsible for purchasing/funding consumer contracts with new and used automobile dealers. Dealer loan applications are forwarded to the indirect loan processing area for approval or denial. Loan approvals or denials are based on the creditworthiness and repayment ability of the borrowers, and on the collateral value. Upon a dealer being funded on an approved loan application and assignment of the retail installment contract to CTB, CTB will have limited recourse with the dealer, as set forth in the CTB dealer agreement. On occasion, the dealer will execute a separate, full recourse agreement with CTB to obtain customer financing.

CTBI utilizes discounted cash flow loss rate methodologies for all loan segments. Within the discount cash flow calculation, an effective yield of the instrument is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows. The expected cash flows were modeled considering probability of default and segment-specific loss given default ("LGD") risk factors, utilizing the software's proprietary database of financial institutions' filings, evaluated first by geography and asset size and then with the utilization of standard deviations, to assure relevance to CTBI's loan segments along with CTBI's own loss history. Cash flows are then discounted at that effective yield to produce an instrument-level net present value ("NPV") of expected cash flows. An ACL is established for the difference between the instrument's NPV and amortized cost basis. Any changes in NPV between periods is recorded as provision for credit losses. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data and adjusted, if necessary, based on the reasonable and supportable forecast of economic conditions. Management incorporates qualitative factors to loss estimates used to derive CTBI's total ACL including delinquency trends, current economic conditions and trends, strength of supervision and administration of the loan portfolio, levels of underperforming loans, underwriting exceptions, and industry concentrations. Forecast factors include gross domestic product, light weight vehicle sales, and the consumer price index. Management continually reevaluates the other subjective factors included in our ACL analysis.

Loans Held for Sale – Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value. Changes in fair value and net unrealized losses, if any, are recognized by charges to income. Gains and losses on loan sales are recorded in noninterest income. Mortgage loans held for sale were $0.2 million for each of the years ended December 31, 2025 and 2024.

Mortgage Banking Derivatives – At December 31, 2025, we had mortgage loans in the process of origination totaling $0.1 million which are intended for sale to investors in the secondary market. These forward sale commitments are on an individual loan basis that CTBI originates as part of our mortgage banking activities and are derivatives at fair value with changes in fair value recognized in earnings. CTBI acquires purchase agreements from secondary market buyers prior to closing these loans. We then deliver the closed loan to the buyer, typically within 30 days of closing. These purchase agreements are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale, since CTBI is exposed to interest rate risk during the period between issuing a loan commitment and the sale of the loan into the secondary market. There were no mortgage loans in the process of origination at December 31, 2024.

Premises and Equipment – Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are evaluated for impairment on a quarterly basis.

Depreciation and amortization are computed primarily using the straight-line method. Estimated useful lives range up to 40 years for buildings, 2 to 10 years for furniture, fixtures, and equipment, and up to the lease term for leasehold improvements.

Leases – CTBI does not record leases on the consolidated balance sheets that are classified as short term (less than one year). A right-of-use asset and a lease liability are recorded for all leases with terms longer than 12 months. The right-of-use asset represents the right to use the asset under lease for the lease term, and the lease liability represents the contractual obligation to make lease payments. The right-of-use asset is tested for impairment whenever events or changes in circumstances indicate the carrying value might not be recoverable. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated income statement. A lease is treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as a financing. If the lessor does not convey risks and rewards or control, an operating lease results. Right-of-use assets and lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate, on a collateralized basis, over a similar term at the lease commencement date and *may* be re-measured for certain modifications or the company's exercise of options (renewal, extension, or termination) under the lease. Right-of-use assets are further adjusted for prepaid rent, lease incentives, and initial direct costs, if any. CTBI does not separate lease and non-lease components and instead elects to account for them as a single lease component. Expenses are recognized through occupancy expense.

Federal Home Loan Bank and Federal Reserve Stock – CTB is a member of the Federal Home Loan Bank ("FHLB") system. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery par value. Both cash and stock dividends are reported as income.

CTB is also a member of its regional Federal Reserve Bank. Federal Reserve Bank stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery par value. Both cash and stock dividends are reported as income.

Goodwill – We evaluate total goodwill for impairment using fair value techniques including multiples of price/equity. Goodwill is evaluated for impairment on an annual basis or as other events may warrant. The balance of goodwill, at $65.5 million, has not changed since January 1, 2015. Included in the balance of goodwill is $60.5 million attributable to the community banking services segment and $5.0 million booked at the holding company.

Bank Owned Life Insurance – CTBI's bank owned life insurance policies are carried at their cash surrender value. We recognize tax-free income from the periodic increases in cash surrender value of these policies and from death benefits.

Mortgage Servicing Rights – Mortgage servicing rights ("MSRs") are carried at fair value with changes in fair value recognized in loan related fees. MSRs are valued using Level 3 inputs. The fair value is determined quarterly based on an independent third-party valuation using a discounted cash flow analysis and calculated using a computer pricing model. The system used in this evaluation, Compass Point, attempts to quantify loan level idiosyncratic risk by calculating a risk derived value. As a result, each loan's unique characteristics determine the valuation assumptions ascribed to that loan. Additionally, the computer valuation is based on key economic assumptions including the prepayment speeds of the underlying loans generated using the Andrew Davidson Prepayment Model, FHLMC/FNMA guidelines, the weighted-average life of the loan, the discount rate, the weighted-average coupon, and the weighted-average default rate, as applicable. Along with the gains received from the sale of loans, fees are received for servicing loans. These fees include late fees, ancillary fees, and monthly servicing fees, which are recorded in noninterest income. Costs of servicing loans are charged to expense as incurred. Changes in fair value of the MSRs are reported as an increase or decrease to loan related fees.

Mortgage loans serviced for others are not included in the accompanying balance sheets. Loans serviced for the benefit of others (primarily FHLMC) totaled $612 million, $667 million, and $725 million at December 31, 2025, 2024, and 2023, respectively. Servicing loans for others generally consist of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $2.2 million, $2.2 million, and $2.5 million at December 31, 2025, 2024, and 2023, respectively.

Other Real Estate Owned – Our other real estate owned ("OREO") consists entirely of foreclosed properties. When foreclosed properties are acquired, appraisals are obtained and the properties are booked at the current fair value less expected sales costs. Additionally, periodic updated appraisals are obtained on unsold foreclosed properties. When an updated appraisal reflects a fair value below the current book value, a charge is booked to current earnings to reduce the property to its new fair value less expected sales costs. Our policy for determining the frequency of periodic reviews is based upon consideration of the specific properties and the known or perceived market fluctuations in a particular market and is typically between 12 and 18 months but generally not more than 24 months. All revenues and expenses related to the carrying of OREO are recognized through the income statement. OREO revenues are included in other noninterest income, and OREO expenses are included in other real estate owned provision and expense.

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from CTBI—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) CTBI does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. If a transfer of financial assets does not meet all criteria for sale accounting, including circumstances in which the Bank retains effective control through a repurchase agreement or similar contractual arrangement, the transfer is accounted for as a secured borrowing.

Estimated Credit Losses on Off-Balance Sheet Credit Exposures Recognized as Other Liabilities – CTBI estimates expected credit losses over the contractual period in which it has exposure to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by CTBI. The ACL on off-balance sheet credit exposures recognized in other liabilities is adjusted as an expense in provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over their estimated lives. Estimating credit losses on unfunded commitments requires CTBI to consider the following categories of off-balance sheet credit exposure: unfunded commitments to extend credit, unfunded lines of credit, and standby letters of credit. Each of these unfunded commitments is then analyzed for a probability of funding to calculate a probable funding amount. The life of loan loss factor by related portfolio segment from the loan ACL calculation is then applied to the probable funding amount to calculate the estimated credit losses on off-balance sheet credit exposures recognized as other liabilities.

Revenue Recognition – The majority of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, letters of credit, and investment securities, as well as revenue related to our mortgage banking activities, as these activities are subject to other principles under GAAP discussed elsewhere within our disclosures. Descriptions of our revenue-generating activities that are within the scope of ASC 606, which are presented in our income statements as components of noninterest income are as follows:

- Service charges on deposit accounts represent general service fees for monthly account maintenance and activity- or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue, or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed. Payment for such performance obligations is generally received at the time the performance obligations are satisfied.

- Trust and wealth management income represents monthly or quarterly fees due from wealth management customers as consideration for managing the customers' assets. Wealth management and trust services include custody of assets, investment management, escrow services, fees for trust services, and similar fiduciary activities. Revenue is recognized when our performance obligation is completed each month or quarter, which is generally the time that payment is received.

- Brokerage revenue is either fee based and collected upon the settlement of the transaction or commission based and recognized when our performance obligation is completed each month or quarter, which is generally the time that payment is received. Other sales, such as life insurance, generate commissions from other third parties. These fees are generally collected monthly.

- Other noninterest income primarily includes items such as letter of credit fees, gains on sale of loans held for sale, and servicing fees related to mortgage and commercial loans, none of which are subject to the requirements of ASC 606.

Advertising Expense – It is CTBI's policy to expense advertising costs in the period in which they are incurred.

Share-Based Compensation – CTBI has a share-based employee compensation plan, which is described more fully in note 16 below. Share-based compensation restricted and performance-based stock units/awards are classified as equity awards and accounted for under the treasury stock method. Compensation expense for non-vested stock units/awards is based on the fair value of the award on the measurement date, which, for CTBI, is the date of the grant and is recognized ratably over the vesting or performance period of the award. The fair value of non-vested stock units/awards is generally the market price of CTBI's stock on the date of grant. CTBI recognizes forfeitures when they occur.

Income Taxes – Income tax expense is based on the taxes due on the consolidated tax return plus deferred taxes based on the expected future tax benefits and consequences of temporary differences between carrying amounts and tax bases of assets and liabilities, using enacted tax rates. Any interest and penalties incurred in connection with income taxes are recorded as a component of income tax expense in our consolidated financial statements. During the years ended December 31, 2025, 2024, and 2023, CTBI has not recognized a significant amount of interest expense or penalties in connection with income taxes.

Earnings Per Share ("EPS") – Basic EPS is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding, excluding restricted shares.

Diluted EPS adjusts the number of weighted average shares of common stock outstanding by the dilutive effect of stock options, including restricted shares.

Comprehensive Income – Comprehensive income consists of net income and other comprehensive income, net of applicable income taxes, consisting of changes in unrealized gains and losses on AFS debt securities.

Segments – Management analyzes the operation of CTBI assuming one reportable segment, community banking services. CTBI, through our operating subsidiaries, offers a wide range of consumer and commercial community banking services. These services include: (i) residential and commercial real estate loans; (ii) checking accounts; (iii) regular and term savings accounts and savings certificates; (iv) full service securities brokerage services; (v) consumer loans; (vi) debit cards; (vii) annuity and life insurance products; (viii) Individual Retirement Accounts and Keogh plans; (ix) commercial loans; (x) trust and wealth management services; (xi) commercial demand deposit accounts; and (xii) repurchase agreements. Operating segments that are not aggregated into the community banking services segment (i.e., the holding company) are reported separately.

New Accounting Standards –

➢ **FASB Issues Standard that Enhances Income Tax Disclosures** – On January 1, 2025, CTBI adopted Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* on a prospective basis. This ASU requires, among other things, greater disaggregation of information in the income tax rate reconciliation and for paid income taxes to be disaggregated by jurisdiction. The amendments in this ASU did not have an effect on our financial condition or results of operation. We have expanded our disclosures in the Income Taxes footnote (note 17) below accordingly.

➢ **FASB Issues Improvement to Income Statement Expense Disclosures** – In November 2024, the Financial Accounting Standards Board ("FASB") issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* to improve the disclosures about a public business entity's expenses and address investor requests for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions. ASU No. 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this update should be applied either prospectively to financial statements issued for reporting periods after the effective date of this update, or retrospectively to any or all prior periods presented in the financial statements. CTBI does not expect ASU 2024-03 to have a material impact on CTBI's financial statements.

➢ **FASB Issues New Guidance on Purchased Loans** – In November 2025, the FASB issued ASU 2025-08 *Financial Instruments – Credit Losses (Topic 326): Purchased Loans* in response to stakeholders' concerns about the accounting for acquired financial assets in accordance with ASC 326. The ASU amends the current expected credit loss (CECL) model in ASC 326-20 to: (1) expand the population of acquired financial assets subject to the "gross-up approach" for measuring credit losses to apply to "seasoned" purchased loans. This approach allows entities to avoid recording a day-one credit loss expense in profit or loss but also reduces interest income recognized in later periods and (2) introduce criteria for determining whether a purchased loan is considered "seasoned" and will be accounted for using the gross-up approach. The amendments will be effective for interim and annual periods beginning after December 15, 2026, with early adoption allowed for financial statements that have not yet been issued or made available for issuance. This ASU has no impact on CTBI's financial statements at this time.

2. Cash and Due from Banks and Interest Bearing Deposits

At December 31, 2025, CTBI had cash accounts which exceeded federally insured limits and, therefore, were not subject to FDIC insurance.

3. Securities

The amortized cost and fair value of debt securities at December 31, 2025 are summarized as follows:

Available-for-Sale

(in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
U.S. Treasury and government agencies	$	243,840	$	65	$	(8,146)	$ 235,759
State and political subdivisions		303,118		117		(36,344)	266,891
Agency mortgage-backed securities		630,172		1,119		(43,029)	588,262
Asset-backed securities		29,808		57		(58)	29,807
Total available-for-sale securities	$	1,206,938	$	1,358	$	(87,577)	$ 1,120,719

The amortized cost and fair value of debt securities at December 31, 2024 are summarized as follows:

Available-for-Sale

(in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
U.S. Treasury and government agencies	$	360,027	$	84	$	(18,616)	$ 341,495
State and political subdivisions		304,588		12		(51,043)	253,557
Agency mortgage-backed securities		471,000		131		(61,422)	409,709
Asset-backed securities		51,034		10		(77)	50,967
Total available-for-sale securities	$	1,186,649	$	237	$	(131,158)	$ 1,055,728

The amounts reported in the preceding tables exclude accrued interest on securities of $4.5 million and $4.6 million at December 31, 2025 and 2024, respectively, which is presented as a component of accrued interest receivable in the consolidated balance sheets.

The amortized cost and fair value of debt securities at December 31, 2025 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale	
(in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 88,976	$ 88,302
Due after one through five years	219,638	209,037
Due after five through ten years	128,721	114,561
Due after ten years	109,623	90,750
Agency mortgage-backed securities	630,172	588,262
Asset-backed securities	29,808	29,807
Total debt securities	$ 1,206,938	$ 1,120,719

During the year ended December 31, 2025, we had a net securities gain of $375 thousand, consisting of a pre-tax gain of $2 thousand realized on calls of AFS securities and an unrealized gain of $373 thousand from the fair value adjustments of equity securities. For the year ended December 31, 2024, we had a net securities gain of $631 thousand. There was a net gain of $8 thousand realized on sales and calls of AFS securities, and an unrealized gain of $623 thousand from the fair value adjustment of equity securities. For the year 2023, we had a net securities gain of $996 thousand. There was a net gain of $4 thousand realized on sales and calls of AFS securities, and an unrealized gain of $992 thousand from the fair value adjustment of equity securities.

The amortized cost of securities pledged as collateral, to secure public deposits and for other purposes, was $602.6 million and $630.8 million at December 31, 2025 and 2024, respectively. The fair value of securities pledged was $556.9 million and $563.2 million at December 31, 2025 and 2024, respectively.

The amortized cost of securities sold under agreements to repurchase amounted to $386.8 million and $330.0 million at December 31, 2025 and 2024, respectively. The fair value of securities pledged was $358.1 million and $292.2 million at December 31, 2025 and 2024, respectively.

CTBI evaluates its investment portfolio on a quarterly basis for impairment. The analysis performed as of December 31, 2025 indicates that all impairment is market and interest rate driven and not credit-related. The percentage of total debt securities with unrealized losses as of December 31, 2025 was 85.4% compared to 95.5% as of December 31, 2024. The following table provides the amortized cost, gross unrealized losses, and fair value, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position as of December 31, 2025 that are not deemed to have credit losses.

Available-for-Sale

		Gross Unrealized	
(in thousands)	Amortized Cost	Losses	Fair Value
Less Than 12 Months			
U.S. Treasury and government agencies	$ 954	$ (2)	$ 952
State and political subdivisions	8,129	(1,232)	6,897
Agency mortgage-backed securities	113,962	(633)	113,329
Asset-backed securities	6,911	(2)	6,909
Total <12 months AFS securities with unrealized losses	129,956	(1,869)	128,087
12 Months or More			
U.S. Treasury and government agencies	238,808	(8,144)	230,664
State and political subdivisions	274,927	(35,112)	239,815
Agency mortgage-backed securities	384,506	(42,396)	342,110
Asset-backed securities	16,235	(56)	16,179
Total ≥12 months AFS securities with unrealized losses	914,476	(85,708)	828,768
Total			
U.S. Treasury and government agencies	239,762	(8,146)	231,616
State and political subdivisions	283,056	(36,344)	246,712
Agency mortgage-backed securities	498,468	(43,029)	455,439
Asset-backed securities	23,146	(58)	23,088
Total AFS securities with unrealized losses	$ 1,044,432	$ (87,577)	$ 956,855

The analysis performed as of December 31, 2024 indicated that all impairment was market and interest rate driven and not credit-related. The following table provides the amortized cost, gross unrealized losses, and fair value, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position as of December 31, 2024 that are not deemed to have credit losses.

Available-for-Sale

(in thousands)	Amortized Cost	Gross Unrealized Losses	Fair Value
Less Than 12 Months			
U.S. Treasury and government agencies	$ 1,396	$ (2)	$ 1,394
State and political subdivisions	14,262	(192)	14,070
Agency mortgage-backed securities	28,028	(994)	27,034
Asset-backed securities	24,545	(14)	24,531
Total <12 months AFS securities with unrealized losses	68,231	(1,202)	67,029
12 Months or More			
U.S. Treasury and government agencies	351,315	(18,614)	332,701
State and political subdivisions	288,445	(50,851)	237,594
Agency mortgage-backed securities	416,270	(60,428)	355,842
Asset-backed securities	15,579	(63)	15,516
Total ≥12 months AFS securities with unrealized losses	1,071,609	(129,956)	941,653
Total			
U.S. Treasury and government agencies	352,711	(18,616)	334,095
State and political subdivisions	302,707	(51,043)	251,664
Agency mortgage-backed securities	444,298	(61,422)	382,876
Asset-backed securities	40,124	(77)	40,047
Total AFS securities with unrealized losses	$ 1,139,840	$ (131,158)	$ 1,008,682

U.S. Treasury and Government Agencies

The unrealized losses in U.S. Treasury and government agencies were caused by interest rate changes. CTBI expects to recover the amortized cost basis over the term of the securities. These securities are guaranteed by the U.S. government and are generally considered to be risk-free, which is why CTBI does not record an allowance for credit loss on these investments. Furthermore, CTBI does not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost.

State and Political Subdivisions

The unrealized losses in securities of state and political subdivisions were caused by interest rate changes. These securities benefit from stable dedicated tax revenues, a legal framework that prioritizes bondholder payments, and third-party bond insurance, which significantly mitigate credit risk. Due to these robust credit protection measures, CTBI does not record an allowance for credit loss on its state and political subdivisions securities. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than par which will equal amortized cost at maturity. Furthermore, CTBI does not intend to sell the investments before recovery of their amortized cost and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost.

Agency Mortgage-backed Securities

The unrealized losses in agency mortgage-backed securities were caused by interest rate changes. CTBI expects to recover the amortized cost basis over the term of the securities. These securities are either guaranteed by the U.S. government or by a government sponsored enterprise and are generally considered to be risk-free, which is why CTBI does not record an allowance for credit loss on these investments. Furthermore, CTBI does not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost.

Asset-Backed Securities

The unrealized losses in asset-backed securities were caused by interest rate changes. These securities benefit from structural credit enhancements, which significantly mitigate credit risk. Due to these robust credit protection measures, CTBI does not record an allowance for credit loss on its asset-backed securities. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than par which will equal amortized cost at maturity. CTBI does not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost.

Equity Securities at Fair Value

Equity securities at fair value as of December 31, 2025 were $4.2 million, as a result of a $373 thousand increase in the fair value in 2025. Equity securities at fair value as of December 31, 2024 were $3.8 million, as a result of a $623 thousand increase in the fair value during the year. No equity securities were sold during 2025 or 2024.

4. Loans

Major classifications of loans, net of unearned income, deferred loan origination costs and fees, and net premiums on acquired loans, are summarized as follows:

(in thousands)	December 31 2025	December 31 2024
Hotel/motel	$ 497,764	$ 458,832
Commercial real estate residential	580,652	508,310
Commercial real estate nonresidential	959,915	865,031
Dealer floorplans	83,812	84,956
Commercial other	371,132	355,550
Commercial loans	2,493,275	2,272,679
Real estate mortgage	1,206,820	1,043,401
Home equity lines	186,798	167,425
Residential loans	1,393,618	1,210,826
Consumer direct	145,591	152,843
Consumer indirect	862,458	850,289
Consumer loans	1,008,049	1,003,132
Net loans	$ 4,894,942	$ 4,486,637

Unearned fees included above totaled $359 thousand as of December 31, 2025 and $1 thousand as of December 31, 2024, while the unamortized premiums on the indirect lending portfolio totaled $34.5 million as of December 31, 2025 and $32.0 million as of December 31, 2024.

Loans identified to be sold into the secondary market are classified as held for sale and are not included in the loans balance above. Loans held for sale are recorded at lower of cost or fair value and were $0.2 million at December 31, 2025 and 2024.

Accrued interest receivable from loans, which is excluded from loan balances, was $19.7 million and $18.7 million at December 31, 2025 and 2024, respectively.

CTBI has segregated and evaluates our loan portfolio through nine portfolio segments with similar risk characteristics. CTBI serves customers in small and mid-sized communities in eastern, northeastern, central, and south central Kentucky, southern West Virginia, and northeastern Tennessee. Therefore, CTBI's exposure to credit risk is significantly affected by changes in these communities.

Allowance for Credit Losses

The following tables present the balance in the ACL for loans for the years ended December 31, 2025 and 2024.

				Year Ended December 31, 2025			
(in thousands)	Beginning Balance	Provision Charged to Expense	Losses Charged Off	Recoveries	Ending Balance	% of Total ACL
ACL						
Hotel/motel	$ 5,208	$ 1,694	$ 0	$ 0	$ 6,902	11.5%
Commercial real estate residential	5,467	1,222	(319)	27	6,397	10.6
Commercial real estate nonresidential	10,307	2,686	(1,377)	14	11,630	19.3
Dealer floorplans	682	116	0	0	798	1.3
Commercial other	3,832	1,153	(1,677)	311	3,619	6.0
Real estate mortgage	12,504	1,759	(242)	26	14,047	23.4
Home equity	1,499	(234)	(9)	21	1,277	2.1
Consumer direct	2,221	370	(969)	349	1,971	3.3
Consumer indirect	13,248	3,866	(7,703)	4,117	13,528	22.5
Total ACL	$ 54,968	$ 12,632	$ (12,296)	$ 4,865	$ 60,169	100%

(in thousands)	Beginning Balance		Provision Charged to Expense		Losses Charged Off		Recoveries		Ending Balance		% of Total ACL
Year Ended December 31, 2024											
ACL											
Hotel/motel	$	4,592	$	616	$	0	$	0	$	5,208	9.5%
Commercial real estate residential		4,285		1,145		0		37		5,467	9.9
Commercial real estate nonresidential		7,560		2,670		0		77		10,307	18.8
Dealer floorplans		659		23		0		0		682	1.2
Commercial other		3,760		1,048		(1,476)		500		3,832	7.0
Real estate mortgage		10,197		2,405		(125)		27		12,504	22.8
Home equity		1,367		194		(80)		18		1,499	2.7
Consumer direct		3,261		(69)		(1,220)		249		2,221	4.0
Consumer indirect		13,862		2,919		(7,602)		4,069		13,248	24.1
Total ACL	$	49,543	$	10,951	$	(10,503)	$	4,977	$	54,968	100%

Financial instrument credit losses apply to off-balance sheet credit exposures such as unfunded loan commitments and standby letters of credit. A liability for expected credit losses for off-balance sheet exposures is recognized if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancellable by the entity. Changes in this allowance are reflected in provision expense. The total unfunded commitment off-balance sheet credit exposure at December 31, 2025 and 2024 is presented below:

(in thousands)	Beginning Balance		Provision Charged to Expense		Losses Charged Off		Recoveries		Ending Balance	
Year Ended December 31, 2025										
ACL for unfunded commitments:										
Commercial	$	1,071	$	(121)	$	0	$	0	$	950
Real estate mortgage		372		(74)		0		0		298
Consumer		22		(1)		0		0		21
Total unfunded commitment off-balance sheet credit exposure	$	1,465	$	(196)	$	0	$	0	$	1,269

(in thousands)	Beginning Balance		Provision Charged to Expense		Losses Charged Off		Recoveries		Ending Balance	
Year Ended December 31, 2024										
ACL for unfunded commitments:										
Commercial	$	1,071	$	0	$	0	$	0	$	1,071
Real estate mortgage		372		0		0		0		372
Consumer		22		0		0		0		22
Total unfunded commitment off-balance sheet credit exposure	$	1,465	$	0	$	0	$	0	$	1,465

Nonperforming loans

Nonaccrual loans and loans 90 days past due and still accruing, segregated by loan segment, as of December 31, 2025 and 2024 were as follows:

(in thousands)	Nonaccrual Loans with No ACL		Nonaccrual Loans with ACL		90+ and Still Accruing		Total Nonperforming Loans	
December 31, 2025								
Commercial real estate residential	$	0	$	867	$	2,085	$	2,952
Commercial real estate nonresidential		86		2,972		1,187		4,245
Commercial other		26		896		901		1,823
Total commercial loans		112		4,735		4,173		9,020
Real estate mortgage		0		3,429		5,098		8,527
Home equity lines		0		263		624		887
Total residential loans		0		3,692		5,722		9,414
Consumer direct		0		0		51		51
Consumer indirect		0		0		677		677
Total consumer loans		0		0		728		728
Loans and lease financing	$	112	$	8,427	$	10,623	$	19,162

(in thousands)		December 31, 2024			
		Nonaccrual Loans with No ACL	Nonaccrual Loans with ACL	90+ and Still Accruing	Total Nonperforming Loans
Commercial real estate residential	$	0	$ 1,248	$ 369	$ 1,617
Commercial real estate nonresidential		8,000	1,641	3,513	13,154
Commercial other		246	1,106	64	1,416
Total commercial loans		8,246	3,995	3,946	16,187
Real estate mortgage		0	3,748	5,072	8,820
Home equity lines		0	204	444	648
Total residential loans		0	3,952	5,516	9,468
Consumer direct		0	176	93	269
Consumer indirect		0	0	762	762
Total consumer loans		0	176	855	1,031
Loans and lease financing	$	8,246	$ 8,123	$ 10,317	$ 26,686

Interest income recognized on nonaccrual loans for the years ended December 31, 2025 and 2024 totaled $66.2 thousand and $189.4 thousand, respectively.

The following tables present CTBI's loan portfolio aging analysis, segregated by loan segment, as of December 31, 2025 and 2024 (includes loans 90 days past due and still accruing as well):

(in thousands)		December 31, 2025									
		30-59 Days Past Due		60-89 Days Past Due		90+ Days Past Due		Total Past Due		Current	Total Loans
Hotel/motel	$	0	$	0	$	0	$	0	$	497,764	$ 497,764
Commercial real estate residential		216		282		2,262		2,760		577,892	580,652
Commercial real estate nonresidential		2,010		2,814		4,005		8,829		951,086	959,915
Dealer floorplans		0		0		0		0		83,812	83,812
Commercial other		830		87		1,548		2,465		368,667	371,132
Total commercial loans		3,056		3,183		7,815		14,054		2,479,221	2,493,275
Real estate mortgage		2,543		4,063		7,594		14,200		1,192,620	1,206,820
Home equity lines		1,435		451		644		2,530		184,268	186,798
Total residential loans		3,978		4,514		8,238		16,730		1,376,888	1,393,618
Consumer direct		1,203		377		51		1,631		143,960	145,591
Consumer indirect		3,767		962		677		5,406		857,052	862,458
Total consumer loans		4,970		1,339		728		7,037		1,001,012	1,008,049
Loans and lease financing	$	12,004	$	9,036	$	16,781	$	37,821	$	4,857,121	$ 4,894,942

(in thousands)		December 31, 2024									
		30-59 Days Past Due		60-89 Days Past Due		90+ Days Past Due		Total Past Due		Current	Total Loans
Hotel/motel	$	0	$	0	$	0	$	0	$	458,832	$ 458,832
Commercial real estate residential		575		444		828		1,847		506,463	508,310
Commercial real estate nonresidential		1,349		118		12,890		14,357		850,674	865,031
Dealer floorplans		0		0		0		0		84,956	84,956
Commercial other		1,033		595		1,018		2,646		352,904	355,550
Total commercial loans		2,957		1,157		14,736		18,850		2,253,829	2,272,679
Real estate mortgage		654		3,304		7,998		11,956		1,031,445	1,043,401
Home equity lines		1,919		348		613		2,880		164,545	167,425
Total residential loans		2,573		3,652		8,611		14,836		1,195,990	1,210,826
Consumer direct		876		107		268		1,251		151,592	152,843
Consumer indirect		4,872		1,096		762		6,730		843,559	850,289
Total consumer loans		5,748		1,203		1,030		7,981		995,151	1,003,132
Loans and lease financing	$	11,278	$	6,012	$	24,377	$	41,667	$	4,444,970	$ 4,486,637

Credit Quality Indicators and Profile

CTBI categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. CTBI also considers the fair value of the underlying collateral and the strength and willingness of the guarantor(s). CTBI analyzes commercial loans individually by classifying the loans as to credit risk. Loans classified as loss, doubtful, substandard, or special mention are reviewed quarterly by CTBI for further deterioration or improvement to determine if appropriately classified and valued if deemed impaired. All other commercial loan reviews are completed every 12 to 18 months. In addition, during the renewal process of any loan, as well as if a loan becomes past due or if other information becomes available, CTBI will evaluate the loan grade. CTBI uses the following definitions for risk ratings:

➢ *Pass* grades include investment grade, low risk, moderate risk, and acceptable risk loans. The loans range from loans that have no chance of resulting in a loss to loans that have a limited chance of resulting in a loss. Customers in this grade have excellent to fair credit ratings. The cash flows are adequate to meet required debt repayments.

➢ *Watch* graded loans are loans that warrant extra management attention but are not currently criticized. Loans on the watch list may be potential troubled credits or may warrant "watch" status for a reason not directly related to the asset quality of the credit. The watch grade is a management tool to identify credits which may be candidates for future classification or may temporarily warrant extra management monitoring.

➢ *Other assets especially mentioned (OAEM)* reflects loans that are currently protected but are potentially weak. These loans constitute an undue and unwarranted credit risk but not to the point of justifying a classification of substandard. The credit risk may be relatively minor yet constitute an unwarranted risk in light of circumstances surrounding a specific asset. Loans in this grade display potential weaknesses which may, if unchecked or uncorrected, inadequately protect CTBI's credit position at some future date. The loans may be adversely affected by economic or market conditions.

➢ *Substandard* grading indicates that the loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. These loans have a well-defined weakness or weaknesses that jeopardize the orderly liquidation of the debt with the distinct possibility that CTBI will sustain some loss if the deficiencies are not corrected.

➢ *Doubtful* graded loans have the weaknesses inherent in the substandard grading with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The probability of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to CTBI's advantage or strengthen the asset(s), its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral, and refinancing plans.

The following tables present the credit risk profile of CTBI's commercial loan portfolio based on rating category and payment activity, segregated by loan segment and based on last credit decision or year of origination:

Term Loans Amortized Cost Basis by Origination Year
As of December 31, 2025

(in thousands)	2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
Hotel/motel								
Risk rating:								
Pass	$ 83,005	$ 58,850	$ 79,857	$ 116,984	$ 24,564	$ 86,215	$ 5,604	$ 455,079
Watch	0	0	2,010	18,679	0	11,022	0	31,711
OAEM	0	0	0	0	6,403	0	0	6,403
Substandard	0	748	0	3,823	0	0	0	4,571
Doubtful	0	0	0	0	0	0	0	0
Total hotel/motel	83,005	59,598	81,867	139,486	30,967	97,237	5,604	497,764
Hotel/motel current period gross charge-offs	0	0	0	0	0	0	0	0
Commercial real estate residential								
Risk rating:								
Pass	174,717	100,517	91,321	63,970	50,454	44,689	22,447	548,115
Watch	9,182	937	4,018	489	3,543	5,512	174	23,855
OAEM	0	0	192	0	0	52	0	244
Substandard	2,074	511	490	598	1,835	2,881	49	8,438
Doubtful	0	0	0	0	0	0	0	0
Total commercial real estate residential	185,973	101,965	96,021	65,057	55,832	53,134	22,670	580,652
Commercial real estate residential current period gross charge-offs	(160)	(18)	(125)	0	0	(16)	0	(319)

Commercial real estate nonresidential

Risk rating:

Pass	180,461	163,870	98,249	106,344	99,628	169,989	55,839	874,380
Watch	3,840	6,849	12,112	6,839	17,310	10,136	1,011	58,097
OAEM	0	99	0	0	0	0	0	99
Substandard	3,889	431	2,127	2,390	2,379	16,122	0	27,338
Doubtful	0	0	0	0	0	1	0	1
Total commercial real estate nonresidential	188,190	171,249	112,488	115,573	119,317	196,248	56,850	959,915

Commercial real estate nonresidential current period gross charge-offs

	0	(1,375)	0	0	0	(2)	0	(1,377)

Dealer floorplans

Risk rating:

Pass	0	0	0	0	0	0	73,240	73,240
Watch	0	0	0	0	0	0	10,293	10,293
OAEM	0	0	0	0	0	0	0	0
Substandard	0	0	0	0	0	0	279	279
Doubtful	0	0	0	0	0	0	0	0
Total dealer floorplans	0	0	0	0	0	0	83,812	83,812

Dealer floorplans current period gross charge-offs

	0	0	0	0	0	0	0	0

Commercial other

Risk rating:

Pass	97,104	37,248	35,594	29,023	21,350	19,299	86,954	326,572
Watch	1,713	1,017	813	515	149	419	14,035	18,661
OAEM	0	0	82	0	7,892	18	0	7,992
Substandard	11,973	1,219	3,071	466	94	320	657	17,800
Doubtful	107	0	0	0	0	0	0	107
Total commercial other	110,897	39,484	39,560	30,004	29,485	20,056	101,646	371,132

Commercial other current period gross charge-offs

	(892)	(106)	(260)	(6)	(268)	(145)	0	(1,677)

Commercial loans

Risk rating:

Pass	535,287	360,485	305,021	316,321	195,996	320,192	244,084	2,277,386
Watch	14,735	8,803	18,953	26,522	21,002	27,089	25,513	142,617
OAEM	0	99	274	0	14,295	70	0	14,738
Substandard	17,936	2,909	5,688	7,277	4,308	19,323	985	58,426
Doubtful	107	0	0	0	0	1	0	108
Total commercial loans	$ 568,065	$ 372,296	$ 329,936	$ 350,120	$ 235,601	$ 366,675	$ 270,582	$ 2,493,275

Total commercial loans current period gross charge-offs

	$ (1,052)	$ (1,499)	$ (385)	$ (6)	$ (268)	$ (163)	$ 0	$ (3,373)

Term Loans Amortized Cost Basis by Origination Year
As of December 31, 2024

(in thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Hotel/motel								
Risk rating:								
Pass	$ 72,924	$ 88,016	$ 134,663	$ 27,145	$ 21,609	$ 70,311	$ 5,419	$ 420,087
Watch	0	2,062	10,822	6,570	0	13,358	0	32,812
OAEM	0	0	0	0	0	0	0	0
Substandard	1,954	0	3,979	0	0	0	0	5,933
Doubtful	0	0	0	0	0	0	0	0
Total hotel/motel	74,878	90,078	149,464	33,715	21,609	83,669	5,419	458,832
Hotel/motel current period gross charge-offs	0	0	0	0	0	0	0	0
Commercial real estate residential								
Risk rating:								
Pass	162,855	94,758	78,106	60,482	24,603	37,689	21,267	479,760
Watch	5,381	3,009	1,692	3,739	1,523	5,261	58	20,663
OAEM	31	0	0	0	0	58	0	89
Substandard	1,470	609	792	531	420	3,928	48	7,798
Doubtful	0	0	0	0	0	0	0	0
Total commercial real estate residential	169,737	98,376	80,590	64,752	26,546	46,936	21,373	508,310
Commercial real estate residential current period gross charge-offs	0	0	0	0	0	0	0	0
Commercial real estate nonresidential								
Risk rating:								
Pass	180,139	121,801	124,200	120,623	62,674	155,561	38,270	803,268
Watch	4,574	2,004	4,004	8,683	3,425	6,970	624	30,284
OAEM	0	7	12	0	0	45	0	64
Substandard	4,873	1,527	357	2,700	11,179	10,778	0	31,414
Doubtful	0	0	0	0	0	1	0	1
Total commercial real estate nonresidential	189,586	125,339	128,573	132,006	77,278	173,355	38,894	865,031
Commercial real estate nonresidential current period gross charge-offs	0	0	0	0	0	0	0	0
Dealer floorplans								
Risk rating:								
Pass	0	0	0	0	0	0	82,639	82,639
Watch	0	0	0	0	0	0	1,861	1,861
OAEM	0	0	0	0	0	0	0	0
Substandard	0	0	0	0	0	456	0	456
Doubtful	0	0	0	0	0	0	0	0
Total dealer floorplans	0	0	0	0	0	456	84,500	84,956
Dealer floorplans current period gross charge-offs	0	0	0	0	0	0	0	0
							g	
Commercial other								
Risk rating:								
Pass	83,742	43,935	38,912	25,806	25,187	19,520	79,851	316,953
Watch	1,823	877	671	295	111	533	14,739	19,049
OAEM	27	0	0	8,469	0	0	30	8,526
Substandard	2,301	4,279	2,203	299	447	162	1,331	11,022
Doubtful	0	0	0	0	0	0	0	0
Total commercial other	87,893	49,091	41,786	34,869	25,745	20,215	95,951	355,550
Commercial other current period gross charge-offs	(1,148)	(134)	(142)	(45)	(2)	(5)	0	(1,476)

Commercial loans								
Risk rating:								
Pass	499,660	348,510	375,881	234,056	134,073	283,081	227,446	2,102,707
Watch	11,778	7,952	17,189	19,287	5,059	26,122	17,282	104,669
OAEM	58	7	12	8,469	0	103	30	8,679
Substandard	10,598	6,415	7,331	3,530	12,046	15,324	1,379	56,623
Doubtful	0	0	0	0	0	1	0	1
Total commercial loans	$ 522,094	$ 362,884	$ 400,413	$ 265,342	$ 151,178	$ 324,631	$ 246,137	$ 2,272,679
Total commercial loans current period gross charge-offs	$ (1,148)	$ (134)	$ (142)	$ (45)	$ (2)	$ (5)	$ 0	$ (1,476)

The following tables present the credit risk profile of CTBI's residential real estate and consumer loan portfolios based on performing or nonperforming status, segregated by loan segment:

Term Loans Amortized Cost Basis by Origination Year
As of December 31, 2025

(in thousands)	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Loans**	**Total**
Home equity lines								
Performing	$ 0	$ 0	$ 0	$ 0	$ 0	$ 5,744	$ 180,167	$ 185,911
Nonperforming	0	0	0	0	0	221	666	887
Total home equity lines	0	0	0	0	0	5,965	180,833	186,798
Home equity current period gross charge-offs	0	0	0	0	0	(9)	0	(9)
Mortgage loans								
Performing	299,236	173,336	168,206	123,839	132,923	300,753	0	1,198,293
Nonperforming	708	1,387	1,213	1,905	547	2,767	0	8,527
Total mortgage loans	299,944	174,723	169,419	125,744	133,470	303,520	0	1,206,820
Mortgage loans current period gross charge-offs	0	0	0	(37)	(16)	(189)	0	(242)
Residential loans								
Performing	299,236	173,336	168,206	123,839	132,923	306,497	180,167	1,384,204
Nonperforming	708	1,387	1,213	1,905	547	2,988	666	9,414
Total residential loans	$ 299,944	$ 174,723	$ 169,419	$ 125,744	$ 133,470	$ 309,485	$ 180,833	$ 1,393,618
Total residential loans current period gross charge-offs	$ 0	$ 0	$ 0	$ (37)	$ (16)	$ (198)	$ 0	$ (251)
Consumer direct loans								
Performing	$ 54,669	$ 28,377	$ 21,704	$ 12,833	$ 11,667	$ 16,290	$ 0	$ 145,540
Nonperforming	22	0	29	0	0	0	0	51
Total consumer direct loans	54,691	28,377	21,733	12,833	11,667	16,290	0	145,591
Consumer direct loans current period gross charge-offs	(69)	(291)	(292)	(202)	(55)	(60)	0	(969)
Consumer indirect loans								
Performing	356,525	219,121	151,128	90,077	30,999	13,931	0	861,781
Nonperforming	83	104	233	122	107	28	0	677
Total consumer indirect loans	356,608	219,225	151,361	90,199	31,106	13,959	0	862,458
Consumer indirect loans current period gross charge-offs	(245)	(1,563)	(3,283)	(1,849)	(503)	(260)	0	(7,703)
Consumer loans								
Performing	411,194	247,498	172,832	102,910	42,666	30,221	0	1,007,321
Nonperforming	105	104	262	122	107	28	0	728
Total consumer loans	$ 411,299	$ 247,602	$ 173,094	$ 103,032	$ 42,773	$ 30,249	$ 0	$ 1,008,049
Total consumer loans current period gross charge-offs	$ (314)	$ (1,854)	$ (3,575)	$ (2,051)	$ (558)	$ (320)	$ 0	$ (8,672)

(in thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Home equity lines								
Performing	$ 0	$ 0	$ 0	$ 0	$ 0	$ 7,121	$ 159,656	$ 166,777
Nonperforming	0	0	0	0	0	362	286	648
Total home equity lines	0	0	0	0	0	7,483	159,942	167,425
Home equity lines current period gross charge-offs	0	0	0	0	0	(80)	0	(80)
Mortgage loans								
Performing	197,756	192,959	140,265	146,391	107,009	250,201	0	1,034,581
Nonperforming	0	1,074	1,424	250	279	5,793	0	8,820
Total mortgage loans	197,756	194,033	141,689	146,641	107,288	255,994	0	1,043,401
Mortgage loans current period gross charge-offs	0	0	(28)	0	0	(97)	0	(125)
Residential loans								
Performing	197,756	192,959	140,265	146,391	107,009	257,322	159,656	1,201,358
Nonperforming	0	1,074	1,424	250	279	6,155	286	9,468
Total residential loans	$ 197,756	$ 194,033	$ 141,689	$ 146,641	$ 107,288	$ 263,477	$ 159,942	$ 1,210,826
Total residential loans current period gross charge-offs	$ 0	$ 0	$ 0	$ (28)	$ 0	$ (177)	$ 0	$ (205)
Consumer direct loans								
Performing	$ 54,745	$ 35,179	$ 21,456	$ 17,509	$ 9,839	$ 13,846	$ 0	$ 152,574
Nonperforming	7	72	190	0	0	0	0	269
Total consumer direct loans	54,752	35,251	21,646	17,509	9,839	13,846	0	152,843
Consumer direct loans current period gross charge-offs	(41)	(314)	(690)	(85)	(29)	(61)	0	(1,220)
Consumer indirect loans								
Performing	333,945	243,247	162,051	65,032	34,870	10,382	0	849,527
Nonperforming	117	324	218	63	40	0	0	762
Total consumer indirect loans	334,062	243,571	162,269	65,095	34,910	10,382	0	850,289
Consumer indirect loans current period gross charge-offs	(363)	(2,760)	(2,609)	(1,385)	(236)	(249)	0	(7,602)
Consumer loans								
Performing	388,690	278,426	183,507	82,541	44,709	24,228	0	1,002,101
Nonperforming	124	396	408	63	40	0	0	1,031
Total consumer loans	$ 388,814	$ 278,822	$ 183,915	$ 82,604	$ 44,749	$ 24,228	$ 0	$ 1,003,132
Total consumer loans current period gross charge-offs	$ (404)	$ (3,074)	$ (3,299)	$ (1,470)	$ (265)	$ (310)	$ 0	$ (8,822)

The total of consumer mortgage loans secured by real estate properties for which formal foreclosure proceedings are in process was $3.1 million and $4.0 million at December 31, 2025 and 2024, respectively.

Individually Evaluated Loans

If a loan does not share risk characteristics with other pooled loans in determining the ACL, the loan is evaluated for expected credit losses on an individual basis. Of the loans that CTBI has individually evaluated, the loans listed below by segment are those that are collateral dependent:

(in thousands)	Number of Loans	Recorded Investment	Specific Reserve
		December 31, 2025	
Hotel/motel	2	$ 9,861	$ 0
Commercial real estate residential	1	1,521	0
Commercial real estate nonresidential	6	17,094	725
Commercial other	4	19,191	0
Total collateral dependent loans	13	$ 47,667	$ 725

(in thousands)	Number of Loans	Recorded Investment	Specific Reserve
		December 31, 2024	
Hotel/motel	2	$ 5,555	$ 0
Commercial real estate residential	0	0	0
Commercial real estate nonresidential	8	27,087	325
Commercial other	3	12,963	0
Total collateral dependent loans	13	$ 45,605	$ 325

Based on the quarterly evaluation of losses for these credits, the combined amount of expected loss is $0.7 million. This expected loss is tied to four unrelated loans that demonstrate a shortfall in collateral which is insufficient to repay the principal balance of the loans in the event of a liquidation of the collateral and after estimated selling costs. All other evaluated credits show sufficient collateral to repay the entire loan balances after estimated selling costs. The hotel/motel, commercial real estate residential, and commercial real estate nonresidential segments are all collateralized with real estate. Four loans listed in the commercial other segment at December 31, 2025 are collateralized by inventory, equipment, and accounts receivable.

Loan Modifications

Certain loans have been modified where the customer is facing financial difficulty and economic concessions were granted to borrowers, consisting of reductions in the interest rates, payment extensions, forgiveness of principal, and forbearances. These loans, segregated by loan segment and concession granted, are presented below for the year ended December 31, 2025:

(in thousands)	Interest Rate Reduction	% of total	Term Extension	% of total
		Amortized Cost at December 31, 2025		
Hotel/motel	$ 0	0.00%	$ 0	0.00%
Commercial real estate residential	0	0.00	340	0.06
Commercial real estate nonresidential	7,380	0.77	2,560	0.27
Dealer floorplans	0	0.00	0	0.00
Commercial other	0	0.00	1,475	0.40
Commercial loans	7,380	0.30	4,375	0.18
Real estate mortgage	851	0.07	11,213	0.93
Home equity lines	46	0.02	317	0.17
Residential loans	897	0.06	11,530	0.83
Consumer direct	0	0.00	216	0.15
Consumer indirect	0	0.00	606	0.07
Consumer loans	0	0.00	822	0.08
Loans and lease financing	$ 8,277	0.17%	$ 16,728	0.34%

(in thousands)	Amortized Cost at December 31, 2025			
	Combination – Term Extension and Interest Rate Reduction	% of total	Payment Change	% of total
Hotel/motel	$ 0	0.00%	$ 0	0.00%
Commercial real estate residential	1,059	0.18	120	0.02
Commercial real estate nonresidential	232	0.02	917	0.10
Dealer floorplans	0	0.00	0	0.00
Commercial other	217	0.06	410	0.11
Commercial loans	1,508	0.06	1,447	0.06
Real estate mortgage	882	0.07	35	0.00
Home equity lines	309	0.17	0	0.00
Residential loans	1,191	0.09	35	0.00
Consumer direct	0	0.00	0	0.00
Consumer indirect	0	0.00	146	0.02
Consumer loans	0	0.00	146	0.01
Loans and lease financing	$ 2,699	0.06%	$ 1,628	0.03%

The following tables describe the financial effect of the modifications made to borrowers experiencing financial difficulty for the year ended December 31, 2025:

Loan Type	Interest Rate Reduction Financial Impact	Term Extension Financial Impact
Commercial real estate residential		Added a weighted-average 0.1 years to life of the loans
Commercial real estate nonresidential	Reduced weighted-average contractual interest rate from 7.0% to 2.1%	Added a weighted-average 1.5 years to life of the loans
Commercial other		Added a weighted-average 3.7 years to life of the loans
Real estate mortgage	Reduced weighted-average contractual interest rate from 7.4% to 4.0%	Added a weighted-average 0.4 years to life of the loans
Home equity lines	Reduced weighted-average contractual interest rate from 8.9% to 7.5%	Added a weighted-average 1.8 years to life of the loans
Consumer direct		Added a weighted-average 0.3 years to life of the loans
Consumer indirect		Added a weighted-average 1.0 years to life of the loans

Loan Type	Combination – Term Extension and Interest Rate Reduction Financial Impact	Payment Changes Financial Impact
Commercial real estate residential	Reduced weighted-average contractual interest rate from 9.3% to 8.1% and increased the weighted-average life by 15.9 years	Provided payment changes that will be added to the end of the original loan term
Commercial real estate nonresidential	Reduced weighted-average contractual interest rate from 6.5% to 4.5% and increased the weighted-average life by 0.5 years	Provided payment changes that will be added to the end of the original loan term
Commercial other	Increased weighted-average contractual interest rate from 4.7% to 8.0% and increased the weighted-average life by 9.6 years	Provided payment changes that will be added to the end of the original loan term
Real estate mortgage	Reduced weighted-average contractual interest rate from 5.1% to 3.6% and increased the weighted-average life by 6.0 years	Provided payment changes that will be added to the end of the original loan term
Home Equity Lines	Reduced weighted-average contractual interest rate from 8.3% to 7.5% and increased the weighted-average life by 5.8 years	
Consumer indirect		Provided payment changes that will be added to the end of the original loan term

These loans, segregated by loan segment and concession granted, are presented below for the year ended December 31, 2024:

	Amortized Cost at December 31, 2024			
(in thousands)	Interest Rate Reduction	% of total	Term Extension	% of total
Hotel/motel	$ 0	0.00%	$ 1,954	0.43%
Commercial real estate residential	0	0.00	585	0.12
Commercial real estate nonresidential	7,545	0.87	0	0.00
Dealer floorplans	0	0.00	456	0.54
Commercial other	0	0.00	1,344	0.38
Commercial loans	7,545	0.33	4,339	0.19
Real estate mortgage	1,916	0.18	8,756	0.84
Home equity lines	0	0.00	31	0.02
Residential loans	1,916	0.16	8,787	0.73
Consumer direct	0	0.00	119	0.08
Consumer indirect	0	0.00	311	0.04
Consumer loans	0	0.00	430	0.04
Loans and lease financing	$ 9,461	0.21%	$ 13,556	0.30%

	Amortized Cost at December 31, 2024			
(in thousands)	Combination – Term Extension and Interest Rate Reduction	% of total	Payment Change	% of total
Hotel/motel	$ 0	0.00%	$ 0	0.00%
Commercial real estate residential	12	0.00	1,036	0.20
Commercial real estate nonresidential	26	0.00	290	0.03
Dealer floorplans	0	0.00	0	0.00
Commercial other	207	0.06	1,333	0.37
Commercial loans	245	0.01	2,659	0.12
Real estate mortgage	865	0.08	0	0.00
Home equity lines	182	0.11	0	0.00
Residential loans	1,047	0.09	0	0.00
Consumer direct	0	0.00	5	0.00
Consumer indirect	0	0.00	62	0.01
Consumer loans	0	0.00	67	0.01
Loans and lease financing	$ 1,292	0.03%	$ 2,726	0.06%

The following tables describe the financial effect of the modifications made to borrowers experiencing financial difficulty for the year ended December 31, 2024:

Loan Type	Interest Rate Reduction Financial Impact	Term Extension Financial Impact
Hotel/motel		Added a weighted-average 5.0 years to life of the loans
Commercial real estate residential		Added a weighted-average 0.8 years to life of the loans
Commercial real estate nonresidential	Reduced weighted-average contractual interest rate from 1.4% to 1.3%	
Dealer floorplans		Added a weighted-average 0.1 years to life of the loans
Commercial other		Added a weighted-average 0.3 years to life of the loans
Real estate mortgage	Reduced weighted-average contractual interest rate from 7.7% to 4.6%	Added a weighted-average 0.7 years to life of the loans
Home equity lines		Added a weighted-average 0.5 years to life of the loans
Consumer direct		Added a weighted-average 0.1 years to life of the loans
Consumer indirect		Added a weighted-average 0.8 years to life of the loans

Loan Type	Combination – Term Extension and Interest Rate ReductionFinancial Impact	Payment Changes Financial Impact
Hotel/motel		
Commercial real estate residential	Weighted-average contractual interest rate remained at 8.5% and increased the weighted-average life by 4.0 years	Provided payment changes that will be added to the end of the original loan term
Commercial real estate nonresidential	Increased weighted-average contractual interest rate from 6.0% to 8.5% and increased the weighted-average life by 10.3 years	Provided payment changes that will be added to the end of the original loan term
Dealer floorplans		
Commercial other	Increased weighted-average contractual interest rate from 5.3% to 8.5% and increased the weighted-average life by 12.2 years	Provided payment changes that will be added to the end of the original loan term
Real estate mortgage	Reduced weighted-average contractual interest rate from 6.0% to 3.6% and increased the weighted-average life by 3.5 years	
Home equity lines	Reduced weighted-average contractual interest rate from 9.2% to 8.3% and increased the weighted-average life by 9.7 years	
Consumer direct		Provided payment changes that will be added to the end of the original loan term
Consumer indirect		Provided payment changes that will be added to the end of the original loan term

No charge-offs have resulted from the presented modifications. We had commitments to extend additional credit in the amount of $41 thousand and $100 thousand at December 31, 2025 and 2024, respectively, on loans that were considered in financial difficulty.

Loans retain their accrual status at the time of their modification. As a result, if a loan is on nonaccrual at the time it is modified, it stays as nonaccrual, and if a loan is on accrual at the time of the modification, it generally stays on accrual. Commercial and consumer loans modified due to a borrower's financial difficulty are closely monitored for delinquency as an early indicator of possible future default. If a loan to a borrower experiencing financial difficulty subsequently defaults, CTBI evaluates the loan for possible further impairment. The table below represents the payment status of loans to borrowers experiencing financial difficulty for the past 12 months as of December 31, 2025.

(in thousands)	Past Due Status (Amortized Cost Basis)			
	Current	30-89 Days	90+ Days	Nonaccrual
Hotel/motel	$ 0	$ 0	$ 0	$ 0
Commercial real estate residential	1,518	0	0	0
Commercial real estate nonresidential	10,980	109	0	0
Dealer floorplans	0	0	0	0
Commercial other	2,021	48	0	34
Real estate mortgage	11,221	1,051	550	158
Home equity lines	497	14	0	162
Consumer direct	62	154	0	0
Consumer indirect	610	143	0	0
Loans to borrowers experiencing financial difficulty	$ 26,909	$ 1,519	$ 550	$ 354

The allowance for credit losses may be increased, adjustments may be made in the allocation of the allowance, or partial charge-offs may be taken to further write-down the carrying value of the loan. During the year ended December 31, 2025, there were seven loans to borrowers experiencing financial difficulty that subsequently defaulted. CTBI considers a loan in default when it is 90 days or more past due or transferred to nonaccrual. Presented below, segregated by segment, are loans to borrowers experiencing financial difficulty for which there was a payment default during the periods indicated and such default was within 12 months of the loan modification.

(in thousands)	Year Ended December 31, 2025	
	Number of Loans	Recorded Balance
Commercial:		
Commercial other	1	$ 34
Residential:		
Real estate mortgage	6	447
Home equity lines	0	0
Loans to borrowers experiencing financial difficulty	7	$ 481

(in thousands)	Year Ended December 31, 2024	
	Number of Loans	Recorded Balance
Commercial:		
Commercial other	4	$ 305
Residential:		
Real estate mortgage	6	847
Loans to borrowers experiencing financial difficulty	10	$ 1,152

5. Concentrations of Credit Risk

CTBI's banking activities include granting commercial, residential, and consumer loans to customers primarily located in eastern, northeastern, central, and south central Kentucky, southern West Virginia, and northeastern Tennessee. CTBI is continuing to manage all components of its portfolio mix in a manner to reduce risk from changes in economic conditions. Concentrations of credit, as defined for regulatory purposes, are reviewed quarterly by management to ensure that internally established limits based on Tier 1 Capital plus the ACL are not exceeded. At December 31, 2025 and 2024, our concentrations of hospitality industry credits were 65% and 64% of Tier 1 capital plus the ACL, respectively. Lessors of residential buildings and dwellings credits were 53% and 51% for each period end, respectively, and lessors of non-residential buildings credits were 33% and 32% for each period end, respectively. These percentages are within our internally established limits regarding concentrations of credit.

6. Premises and Equipment

Premises and equipment are summarized as follows:

(in thousands) December 31	2025	2024
Land and buildings	$ 89,676	$ 88,859
Leasehold improvements	5,128	5,068
Furniture, fixtures, and equipment	42,884	41,413
Construction in progress	3,712	2,392
Total premises and equipment	141,400	137,732
Less accumulated depreciation and amortization	(88,789)	(88,102)
Premises and equipment, net	$ 52,611	$ 49,630

Depreciation and amortization of premises and equipment for 2025, 2024, and 2023 was $4.0 million, $3.7 million, and $3.6 million, respectively.

7. Leases

CTBI has three finance leases for property but no material sublease or leasing arrangements for which it is the lessor of property or equipment. CTBI has operating leases for banking and ATM locations. These leases have original remaining lease terms of 1 year to 45 years, some of which include options to renew the leases for up to five years. These options, some of which include variable costs related to rent escalations based on recent financial indices such as the Consumer Price Index which CTBI uses to estimate future rent increases, are included in the calculation of the lease liability and right-of-use asset when management determines it is reasonably certain the option will be exercised. CTBI determines this on each lease by considering all relevant contract-based, asset-based, market-based, and entity-based economic factors. Right-of-use assets and lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate, on a collateralized basis, over a similar term, at the lease commencement date. Right-of-use assets are further adjusted for prepaid rent, lease incentives, and initial direct costs, if any.

The components of lease expense for the years ended December 31, 2025 and 2024 were as follows:

(in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Finance lease cost:		
Amortization of right-of-use assets – finance leases	$ 131	$ 124
Interest on lease liabilities – finance leases	187	158
Total finance lease cost	318	282
Short-term lease cost	88	98
Operating lease cost	2,019	1,880
Total lease cost	2,425	2,260
Sublease income	(292)	(282)
Net lease cost	$ 2,133	$ 1,978

Supplemental cash flow information related to CTBI's operating and finance leases for the years ended December 31, 2025 and 2024 was as follows:

(in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Finance lease – operating cash flows	$ 156	$ 130
Finance lease – financing cash flows	$ 183	$ 154
Operating lease – operating cash flows (fixed payments)	$ 1,976	$ 1,893
Operating lease – operating cash flows (liability reduction)	$ 1,571	$ 1,495
New right-of-use assets – operating leases	$ 1,744	$ 0
New right-of-use assets – finance leases	$ 1,050	$ 0
Weighted average lease term – financing leases	28.11 years	25.16 years
Weighted average lease term – operating leases	12.65 years	13.13 years
Weighted average discount rate – financing leases	5.10%	4.91%
Weighted average discount rate – operating leases	3.75%	3.57%

Maturities of lease liabilities as of December 31, 2025 are as follows:

(in thousands)	Operating Leases	Finance Leases
2026	$ 1,968	$ 230
2027	1,850	233
2028	1,482	237
2029	1,040	241
2030	914	248
Thereafter	7,866	8,243
Total lease payments	15,120	9,432
Less imputed interest	(3,196)	(4,939)
Total	$ 11,924	$ 4,493

Maturities of lease liabilities as of December 31, 2024 are as follows:

(in thousands)	Operating Leases	Finance Leases
2025	$ 1,790	$ 157
2026	1,782	167
2027	1,672	174
2028	1,314	179
2029	826	183
Thereafter	7,535	5,887
Total lease payments	14,919	6,747
Less imputed interest	(3,168)	(3,308)
Total	$ 11,751	$ 3,439

8. Deposits

Major classifications of deposits are categorized as follows:

(in thousands) December 31	2025	2024
Noninterest bearing deposits	$ 1,263,243	$ 1,242,676
Interest bearing demand deposits	195,458	167,736
Money market deposits	1,877,815	1,781,415
Savings	499,276	511,378
Certificates of deposit and other time deposits	1,553,266	1,366,984
Total deposits	$ 5,389,058	$ 5,070,189

Certificates of deposit and other time deposits of $250,000 or more at December 31, 2025 and 2024 were $493.9 million and $396.3 million, respectively.

Maturities of certificates of deposits and other time deposits are presented below:

	Maturities by Period at December 31, 2025						
(in thousands)	Total	Within 1 Year	2 Years	3 Years	4 Years	5 Years	After 5 Years
Certificates of deposit and other time deposits	$ 1,553,266	$ 1,459,861	$ 49,582	$ 20,076	$ 13,665	$ 9,654	$ 428

9. Borrowings

Short-term debt is categorized as follows:

(in thousands)

December 31		2025		2024
Repurchase agreements	$	308,799	$	240,166
Federal funds purchased		500		500
Total short-term debt	$	309,299	$	240,666

See note 10 for additional information regarding our repurchase agreements. All federal funds purchased mature and reprice daily. The average rates paid for federal funds purchased and repurchase agreements on December 31, 2025 were 3.55% and 3.56%, respectively.

Long-term debt is categorized as follows:

(in thousands)

December 31		2025		2024
Junior subordinated debentures, 5.64%, due 6/1/37	$	57,841	$	57,841
Loan related borrowings, 3.25%, due 9/17/44		5,943		6,175
Total long-term debt	$	63,784	$	64,016

On March 30, 2007, CTBI issued $61.3 million in junior subordinated debentures to a newly formed unconsolidated Delaware statutory trust subsidiary which in turn issued $59.5 million of capital securities in a private placement to institutional investors. The debentures, which mature in 30 years but are redeemable at par at CTBI's option after five years, were issued at a rate of 6.52% until June 1, 2012, and thereafter at a floating rate based on the three-month London Interbank Offered Rate ("LIBOR") plus 1.59%. The underlying capital securities were issued at the equivalent rates and terms. With the elimination of LIBOR, the benchmark replacement rate used is the 3-month CME Term SOFR as adjusted by the relevant spread adjustment, which is 0.26161%, plus 1.59%. The proceeds of the debentures were used to fund the redemption on April 2, 2007 of all CTBI's outstanding 9.0% and 8.25% junior subordinated debentures in the total amount of $61.3 million. In May 2017, CTBI was able to purchase $2.0 million of the junior subordinated debentures in the open market at a purchase price of $1.4 million, resulting in a gain of $0.6 million. In August 2019, an additional $1.5 million was purchased in the open market at a price of $1.3 million, resulting in a gain of $0.2 million. The junior subordinated debentures will be retained by CTBI until maturity, and CTBI will continue to report the junior subordinated debentures at the net amount outstanding of $57.8 million.

On November 26, 2025, the coupon rate was set at 5.64395% for the March 2, 2026 distribution date, which was based on the 3-month CME Term SOFR rate as of November 26, 2025 of 3.79234% plus 0.26161% spread adjustment plus 1.59%.

CTB sold the guaranteed portion of a loan in a transaction that did not meet the accounting requirements to qualify for recognition as a sold loan. The gross amount of the loan is recognized in the loan portfolio as an earning asset and the sold portion is recognized as a loan related borrowing. Repayment of the liability will be provided by the loan payments made by the loan customer. The principal amount is also guaranteed by the USDA.

10. Repurchase Agreements

Repurchase agreements are accounted for as secured borrowings. The following table presents information regarding the balances of our repurchase agreement borrowings as of and for the periods indicated:

(in thousands)

		Balance Outstanding at Year End		Average Balance Outstanding For the Year Ended		Maximum Balance Outstanding During the Year Ended
December 31, 2025	$	308,799	$	254,291	$	308,799
December 31, 2024	$	240,166	$	228,645	$	240,166

We utilize securities sold under agreements to repurchase to facilitate the needs of our customers and provide additional funding to our balance sheet. Repurchase agreements are transactions whereby we offer to sell to a counterparty an undivided interest in an eligible security at an agreed upon purchase price, and which obligates CTBI to repurchase the security on an agreed upon date at an agreed upon repurchase price plus interest at an agreed upon rate. Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction and are reflected in the accompanying consolidated balance sheets. At December 31, 2025 and 2024, we had amounts at risk under repurchase agreements for one customer exceeding 10% of shareholders' equity with balances of $148.0 million and $98.0 million and weighted average maturities of 4.6 months and 3.2 months, respectively.

We monitor collateral levels on a continuous basis and maintain records of each transaction specifically describing the applicable security and the counterparty's fractional interest in that security, and we segregate the security from its general assets in accordance with regulations governing custodial holdings of securities. The primary risk with our repurchase agreements is market risk associated with the securities securing the transactions, as we may be required to provide additional collateral based on fair value changes of the underlying securities. Securities pledged as collateral under repurchase agreements are maintained with our safekeeping agents. The carrying value of investment securities available-for-sale pledged as collateral under repurchase agreements totaled $358.1 million and $292.2 million at December 31, 2025 and 2024, respectively.

The remaining contractual maturity of the securities sold under agreements to repurchase by class of collateral pledged included in the accompanying consolidated balance sheets as of December 31, 2025 and 2024 is presented in the following tables:

	December 31, 2025				
	Remaining Contractual Maturity of the Agreements				
(in thousands)	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
Repurchase agreements and repurchase-to-maturity transactions:					
U.S. Treasury and government agencies	$ 18,035	$ 7	$ 1,404	$ 10,042	$ 29,488
State and political subdivisions	113,867	493	9,878	6,936	131,174
Agency mortgage-backed securities	36,373	0	31,020	65,272	132,665
Asset-backed securities	4,377	0	6,998	4,097	15,472
Total repurchase agreements	$ 172,652	$ 500	$ 49,300	$ 86,347	$ 308,799

	December 31, 2024				
	Remaining Contractual Maturity of the Agreements				
(in thousands)	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
Repurchase agreements and repurchase-to-maturity transactions:					
U.S. Treasury and government agencies	$ 23,240	$ 11	$ 7,657	$ 25,482	$ 56,390
State and political subdivisions	108,775	489	7,288	3,700	120,252
Agency mortgage-backed securities	17,756	0	34,355	7,091	59,202
Asset-backed securities	4,322	0	0	0	4,322
Total repurchase agreements	$ 154,093	$ 500	$ 49,300	$ 36,273	$ 240,166

Repurchase agreements are subject to underlying agreements with master netting or similar arrangements, which provide for the right of setoff in the event of default or in the event of bankruptcy of either party to the transactions. Repurchase agreements are reported to these arrangements on a gross basis. The following table presents information regarding repurchase agreements as if it was presented on a net basis as of December 31, 2025 and 2024:

	Gross Amount of Recognized Liabilities	Gross Amount Offset in the Balance Sheet	Net Amount of Liabilities Presented in the Balance Sheet	Gross Amount Not Offset in the Balance Sheet		Net Amount
				Financial Instruments Posted as Collateral	Cash Posted as Collateral	
(in thousands)						
December 31, 2025:						
Repurchase agreements	$ 308,799	$ 0	$ 308,799	$ (308,799)	$ 0	$ 0
December 31, 2024:						
Repurchase agreements	$ 240,166	$ 0	$ 240,166	$ (240,166)	$ 0	$ 0

Amounts disclosed for collateral received or posted include cash and securities up to and not exceeding the net amount of the repurchase agreement liability presented in the balance sheet. The fair value of the total collateral may exceed the amounts presented. Refer to note 3 for the total fair value of financial instruments pledged as collateral for repurchase agreements.

11. Advances from Federal Home Loan Bank

FHLB advances consisted of the following monthly amortizing borrowings at December 31:

(in thousands)	2025	2024
Monthly amortizing	$ 293	$ 314
Total FHLB advances	$ 293	$ 314

The advances from the FHLB that require monthly principal payments were due for repayment as follows:

	Principal Payments Due by Period at December 31, 2025						
(in thousands)	Total	Within 1 Year	2 Years	3 Years	4 Years	5 Years	After 5 Years
Outstanding advances, weighted average interest rate – 0.04%	$ 293	$ 22	$ 20	$ 20	$ 20	$ 19	$ 192

At December 31, 2025, our FHLB advances were collateralized by FHLB stock of $5.2 million and a blanket lien on qualifying 1-4 family first mortgage loans. We had a $688.5 million FHLB borrowing capacity with $0.3 million in advances and $141.3 million in letters of credit used for public fund pledging, leaving $546.9 million available for additional advances as of year-end. The advances had fixed interest rates of 0.00% and 2.00% with a weighted average rate of 0.04%. The advances are subject to restrictions or penalties in the event of prepayment.

12. Fair Value of Financial Assets and Liabilities

Fair Value Measurements

Fair value is defined as the price that would be received upon sale of an asset or the price paid to transfer a liability, in an orderly transaction between market participants at the measurement date (*i.e.,* the "exit price"). CTBI uses a fair value hierarchy that prioritizes the inputs used in valuation techniques to measure fair value into three broad levels. The following is a brief description of each level::

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in determining an exit price for the assets or liabilities.

A financial instrument's categorization within the above valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. CTBI's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and CTBI considers factors specific to the assets or liabilities. The following is a description of the valuation methodologies used for CTBI's assets and liabilities measured at fair value on a recurring basis.

Recurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis as of December 31, 2025 and 2024 and indicate the level within the fair value hierarchy of the valuation techniques.

| | | Fair Value Measurements at December 31, 2025 Using | | |
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
(in thousands)	Fair Value	(Level 1)	(Level 2)	(Level 3)
Assets measured – recurring basis				
Available-for-sale securities:				
U.S. Treasury and government agencies	$ 235,759	$ 0	$ 235,759	$ 0
State and political subdivisions	266,891	0	266,891	0
Agency mortgage-backed securities	588,262	0	588,262	0
Asset-backed securities	29,807	0	29,807	0
Equity securities at fair value	4,154	0	0	4,154
Mortgage servicing rights	6,751	0	0	6,751

| | | Fair Value Measurements at December 31, 2024 Using | | |
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
(in thousands)	Fair Value	(Level 1)	(Level 2)	(Level 3)
Assets measured – recurring basis				
Available-for-sale securities:				
U.S. Treasury and government agencies	$ 341,495	$ 328,569	$ 12,926	$ 0
State and political subdivisions	253,557	0	253,557	0
Agency mortgage-backed securities	409,709	0	409,709	0
Asset-backed securities	50,967	0	50,967	0
Equity securities at fair value	3,781	0	0	3,781
Mortgage servicing rights	7,357	0	0	7,357

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. These valuation methodologies were applied to all of CTBI's financial assets carried at fair value. CTBI had no liabilities measured and recorded at fair value as of December 31, 2025 and 2024. There have been no significant changes in the valuation techniques during the years ended December 31, 2025 and 2024. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Uncertainty of Fair Value Measurements

The following is a discussion of the uncertainty of fair value measurements, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement, and how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

- **Available-for-Sale Securities**

U.S. Treasury and government agencies are classified as Level 1 of the valuation hierarchy where quoted market prices are available in the active market on which the individual securities are traded.

If quoted market prices are not available, the fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond's terms and conditions, among other factors. U.S. Treasury and government agencies, state and political subdivisions, agency mortgage-backed securities, and asset-backed securities are classified as Level 2 inputs.

- **Equity Securities at Fair Value**

Fair value for equity securities is derived based on unobservable inputs, such as the discount rate, quarterly dividends payable to the Visa Class B common stock, and the prevailing conversion rate at the conversion date. The most recent conversion rate of 1.5491 and the most recent dividend rate of 1.0379 were used to derive the fair value estimate. Significant increases (decreases) in either of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for discount rate is accompanied by a directionally opposite change in the fair value estimate. The weighted averages presented in the tables below are determined by taking the median of the estimates in conversion dates and discount rate.

- **Mortgage Servicing Rights**

In determining fair value, CTBI utilizes assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends, and industry demand. Due to the nature of the valuation inputs, MSRs are classified within Level 3 of the hierarchy. We have determined these assumptions, processes, and conclusions to be reasonable and appropriate in determining the fair value of this asset. See the table below for inputs and valuation techniques used for Level 3 MSRs.

Fair value for MSRs is derived based on unobservable inputs, such as prepayment speeds of the underlying loans generated using the Andrew Davidson Prepayment Model, FHLMC/FNMA guidelines, the weighted average life of the loan, the discount rate, the weighted average coupon, and the weighted average default rate. Significant increases (decreases) in either of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for prepayment speeds is accompanied by a directionally opposite change in the assumption for interest rates.

Level 3 Reconciliation

Following is a reconciliation of the beginning and ending balances of recurring fair value measurements, for the periods indicated, using significant unobservable (Level 3) inputs:

	2025		2024	
(in thousands)	Equity Securities at Fair Value	Mortgage Servicing Rights	Equity Securities at Fair Value	Mortgage Servicing Rights
Beginning balance	$ 3,781	$ 7,357	$ 3,158	$ 7,665
Total unrealized gains (losses)				
Included in net income	373	(18)	623	312
Issues	0	128	0	123
Settlements	0	(716)	0	(743)
Ending balance	$ 4,154	$ 6,751	$ 3,781	$ 7,357
Total gains (losses) for the period included in net income attributable to the change in unrealized gains or losses related to assets still held at the reporting date	$ 373	$ (18)	$ 623	$ 312

Realized and unrealized gains and losses for items reflected in the tables above are included in net income in the consolidated statements of income as follows:

Noninterest Income

(in thousands)	2025	2024
Total gains (losses)	$ (361)	$ 192

Nonrecurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a nonrecurring basis as of December 31, 2025 and 2024 and indicate the level within the fair value hierarchy of the valuation techniques.

(in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		Fair Value Measurements at December 31, 2025 Using		
Assets measured – nonrecurring basis				
Collateral dependent loans	$ 697	$ 0	$ 0	$ 697
Other real estate owned	13	0	0	13

(in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		Fair Value Measurements at December 31, 2024 Using		
Assets measured – nonrecurring basis				
Collateral dependent loans	$ 8,310	$ 0	$ 0	$ 8,310
Other real estate owned	731	0	0	731

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheet.

Collateral Dependent Loans

The estimated fair value of collateral-dependent loans is based on the appraised fair value of the collateral, less estimated cost to sell. Collateral-dependent loans are classified within Level 3 of the fair value hierarchy.

CTBI considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by the Chief Credit Officer. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by the Chief Credit Officer by comparison to historical results.

Loans considered collateral-dependent are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty. There was one fair value adjustment to collateral-dependent loans during the year ended December 31, 2025 totaling $0.4 million. Fair value adjustments for the year ended December 31, 2024 were $0.1 million.

Other Real Estate Owned

Estimated fair value of OREO is based on appraisals or evaluations. OREO is classified within Level 3 of the fair value hierarchy. Long-lived assets are subject to nonrecurring fair value adjustments to reflect subsequent partial write-downs that are based on the observable market price or current appraised value of the collateral. Fair value adjustments to OREO disclosed above for the years ended December 31, 2025 and 2024 were $38 thousand and $63 thousand, respectively.

Our policy for determining the frequency of periodic reviews is based upon consideration of the specific properties and the known or perceived market fluctuations in a particular market and is typically between 12 and 18 months but generally not more than 24 months. Appraisers are selected from the list of approved appraisers maintained by management.

Unobservable (Level 3) Inputs

Unobservable inputs for mortgage servicing rights were weighted by loan amount. Unobservable inputs for equity securities were weighted by security value. Unobservable inputs for OREO were weighted by estimated cost to sell. There were no transfers in or out of Level 3 during 2025 or 2024. The following tables present quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements at December 31, 2025 and 2024.

	Quantitative Information about Level 3 Fair Value Measurements			
(in thousands)	Fair Value at December 31, 2025	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)
Equity securities at fair value	$ 4,154	Discount cash flows	Discount rate	8.0% - 12.0% (10.0%)
			Conversion date	Dec 2027 - Dec 2029 (Dec 2028)
Mortgage servicing rights	$ 6,751	Discount cash flows	Constant prepayment rate	5.5% - 30.4% (6.5%)
			Cost to service	67 - $817 ($77)
			Probability of default	0.0% - 100.0% (1.5%)
			Discount rate	9.0% - 11.5% (9.7%)
Collateral-dependent loans	$ 697	Market comparable properties	Marketability discount	24.2% - 24.2% (24.2%)
Other real estate owned	$ 13	Market comparable properties	Comparability adjustments	0.0% - 0.0% (0.0%)

	Quantitative Information about Level 3 Fair Value Measurements			
(in thousands)	Fair Value at December 31, 2024	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)
Equity securities at fair value	$ 3,781	Discount cash flows	Discount rate	8.0% - 12.0% (10.0%)
			Conversion date	Dec 2025 - Dec 2029 (Dec 2027)
Mortgage servicing rights	$ 7,357	Discount cash flows	Constant prepayment rate	0.0% - 21.2% (6.6%)
			Cost to service	0 - $435 ($76)
			Probability of default	0.0% - 100.0% (1.7%)
			Discount rate	9.5% - 12.3% (10.1%)
Collateral-dependent loans	$ 8,310	Market comparable properties	Marketability discount	11.5% - 18.9% (12.6%)
Other real estate owned	$ 731	Market comparable properties	Comparability adjustments	10.0% - 58.53% (42.2%)

Fair Value of Financial Instruments

The following table presents estimated fair value of CTBI's financial instruments as of December 31, 2025 and indicates the level within the fair value hierarchy of the valuation techniques.

			Fair Value Measurements at December 31, 2025 Using					
(in thousands)		Carrying Amount		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Financial assets:								
Cash and cash equivalents	$	363,684	$	363,684	$	0	$	0
Certificates of deposit in other banks		245		0		245		0
Debt securities available-for-sale		1,120,719		0		1,120,719		0
Equity securities at fair value		4,154		0		0		4,154
Loans held for sale		211		214		0		0
Loans, net		4,834,773		0		0		4,918,385
Federal Home Loan Bank stock		5,200		0		5,200		0
Federal Reserve Bank stock		4,887		0		4,887		0
Mortgage servicing rights		6,751		0		0		6,751
Accrued interest receivable		25,957		0		25,957		0
Financial liabilities:								
Deposits	$	5,389,058	$	1,263,243	$	3,896,447	$	0
Repurchase agreements		308,799		0		308,769		0
Federal funds purchased		500		0		500		0
Advances from Federal Home Loan Bank		293		0		304		0
Long-term debt		63,784		0		60,483		0
Accrued interest payable		8,535		0		8,535		0
Unrecognized financial instruments:								
Letters of credit	$	0	$	0	$	0	$	0
Commitments to extend credit		0		0		0		0
Forward sale commitments		0		0		0		0

The following table presents estimated fair value of CTBI's financial instruments as of December 31, 2024 and indicates the level within the fair value hierarchy of the valuation techniques.

		Fair Value Measurements at December 31, 2024 Using		
(in thousands)	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
Cash and cash equivalents	$ 369,505	$ 369,505	$ 0	$ 0
Certificates of deposit in other banks	245	0	245	0
Debt securities available-for-sale	1,055,728	328,569	727,159	0
Equity securities at fair value	3,781	0	0	3,781
Loans held for sale	184	188	0	0
Loans, net	4,431,669	0	0	4,166,636
Federal Home Loan Bank stock	5,062	0	5,062	0
Federal Reserve Bank stock	4,887	0	4,887	0
Mortgage servicing rights	7,357	0	0	7,357
Accrued interest receivable	24,758	0	24,758	0
Financial liabilities:				
Deposits	$ 5,070,189	$ 1,242,676	$ 3,598,253	$ 0
Repurchase agreements	240,166	0	0	240,213
Federal funds purchased	500	0	500	0
Advances from Federal Home Loan Bank	314	0	322	0
Long-term debt	64,016	0	0	52,394
Accrued interest payable	8,378	0	8,378	0
Unrecognized financial instruments:				
Letters of credit	$ 0	$ 0	$ 0	$ 0
Commitments to extend credit	0	0	0	0
Forward sale commitments	0	0	0	0

The reclassification to Level 2 for repurchase agreements and long-term debt resulted from a review of the fair value at December 31, 2025 concluding predominantly observable inputs are used within the discounted cash flow model. There were no transfers in or out of Level 3 during 2024.

13. Related Party Transactions

In the ordinary course of business, CTB has made extensions of credit and had transactions with certain directors and executive officers of CTBI or our subsidiaries, including their associates (as defined by the Securities and Exchange Commissions). We believe such extensions of credit and transactions were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with other persons.

Activity for related party extensions of credit during 2025, 2024, and 2023 is as follows:

(in thousands)	2025	2024	2023
Related party extensions of credit, beginning of year	$ 29,157	$ 35,315	$ 42,067
New loans and advances on lines of credit	7,143	0	980
Repayments	(6,043)	(1,022)	(7,502)
Net decrease due to changes in related parties	(923)	(5,136)	(230)
Related party extensions of credit, end of year	$ 29,334	$ 29,157	$ 35,315

The aggregate balances of related party deposits at December 31, 2025, 2024, and 2023 were $36.4 million, $29.5 million, and $28.3 million, respectively.

A shareholder in a law firm that provided services to CTBI and our subsidiaries has been a director of CTBI during the years 2025, 2024, and 2023. Approximately $0.5 million in legal fees and $0.1 million in expenses paid on behalf of CTBI, $0.6 million total, were paid to this law firm during each of the years 2025 and 2024. Approximately $0.4 million in legal fees and $0.1 million in expenses paid on behalf of CTBI, $0.5 million total, were paid to this law firm during 2023.

14. Off-Balance Sheet Transactions and Guarantees

CTBI is a party to transactions with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include standby letters of credit and commitments to extend credit in the form of unused lines of credit. CTBI uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 2025 and 2024, CTBI had the following off-balance sheet financial instruments, whose approximate contract amounts represent additional credit risk to CTBI:

(in thousands)	2025	2024
Standby letters of credit	$ 37,511	$ 38,796
Commitments to extend credit	961,429	902,437
Total off-balance sheet financial instruments	$ 998,940	$ 941,233

Standby letters of credit represent conditional commitments to guarantee the performance of a third party. The credit risk involved is essentially the same as the risk involved in making loans. At December 31, 2025, we maintained a credit loss reserve recorded in other liabilities of approximately $0.1 million relating to these financial standby letters of credit. The reserve coverage calculation was determined using essentially the same methodology as used for the ACL. Approximately 70% of the total standby letters of credit are secured, with $26.4 million of the total $37.5 million secured by cash. Collateral for the remaining secured standby letters of credit varies but is comprised primarily of accounts receivable, inventory, property, equipment, and income-producing properties.

Commitments to extend credit are agreements to originate loans to customers as long as there is no violation of any condition of the contract. At December 31, 2025, a credit loss reserve recorded in other liabilities of $1.3 million was maintained relating to these commitments. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate. A portion of the commitments is to extend credit at fixed rates. Fixed rate loan commitments at December 31, 2025 of $87.7 million had interest rates ranging predominantly from 4.0% to 8.3% and terms of predominantly 2 years or less. These credit commitments were based on prevailing rates, terms, and conditions applicable to other loans being made.

15. Revenue Recognition

CTBI's primary source of revenue is interest income generated from loans and investment securities. Interest income is recognized according to the terms of the financial instrument agreement over the life of the loan or investment security unless it is determined that the counterparty is unable to continue making interest payments. Interest income also includes prepaid interest fees from commercial customers, which approximates the interest foregone on the balance of the loan prepaid.

CTBI's additional source of income, also referred to as noninterest income, includes service charges on deposit accounts, gains on sales of loans, trust and wealth management income, loan related fees, brokerage revenue, and other miscellaneous income and is largely based on contracts with customers. In these cases, CTBI recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. CTBI considers a customer to be any party to which we will provide goods or services that are an output of CTBI's ordinary activities in exchange for consideration. There is little seasonality with regards to revenue from contracts with customers and all inter-company revenue is eliminated when CTBI's financial statements are consolidated.

Generally, CTBI enters into contracts with customers that are short-term in nature where the performance obligations are fulfilled and payment is processed at the same time. Such examples include revenue related to merchant fees, interchange fees, and investment services income. In addition, revenue generated from existing customer relationships such as deposit accounts are also considered short-term in nature, because the relationship may be terminated at any time and payment is processed at the time performance obligations are fulfilled. As a result, CTBI does not have contract assets, contract liabilities, or related receivable accounts for contracts with customers. In cases where collectability is a concern, CTBI does not record revenue.

Generally, the pricing of transactions between CTBI and each customer is either (i) established within a legally enforceable contract between the two parties, as is the case with loan sales, or (ii) disclosed to the customer at a specific point in time, as is the case when a deposit account is opened or before a new loan is underwritten. Fees are usually fixed at a specific amount or as a percentage of a transaction amount. No judgment or estimates by management are required to record revenue related to these transactions and pricing is clearly identified within these contracts.

CTBI primarily operates in Kentucky and contiguous areas. Therefore, all significant operating decisions are based upon analysis of CTBI as one operating segment.

We disaggregate our revenue from contracts with customers by contract-type and timing of revenue recognition, as we believe it best depicts how the nature, amount, timing, and uncertainty of our revenue and cash flows are affected by economic factors. Noninterest income not generated from customers during CTBI's ordinary activities primarily relates to MSRs, gains/losses on the sale of investment securities, gains/losses on the sale of OREO, gains/losses on the sale of property, plant and equipment, and income from bank owned life insurance.

All revenue streams in the scope of the revenue recognition accounting standard are recognized at a point in time. For more information related to our components of noninterest income, see the consolidated statements of income and comprehensive income.

16. Employee Benefits

CTBI maintains two separate retirement savings plans, a 401(k) Plan and an Employee Stock Ownership Plan ("ESOP").

The 401(k) Plan is available for participant contributions to all employees (age 21 and over) who are credited with 90 days of service and for employer matching as described below at one year of service (12 consecutive month period with at least 1,000 hours). Participants in the plan have the option to contribute a percentage of their annual compensation up to the maximum permitted by law. CTBI matches 100% on the first 3% and 50% on the next 2% of participant contributions, not to exceed 4% of compensation. CTBI may, at our discretion, contribute an additional percentage of covered employees' compensation. CTBI's matching contributions were $1.7 million, $1.4 million, and $1.2 million for the three years ended December 31, 2025, 2024, and 2023, respectively. The 401(k) Plan owned 304,335, 304,554, and 367,106 shares of CTBI's common stock at December 31, 2025, 2024, and 2023, respectively. Substantially all shares owned by the 401(k) Plan were allocated to employee accounts on those dates. The market price of the shares at the date of allocation is essentially the same as the market price at the date of purchase.

The ESOP is available to all employees (age 21 and over) who are credited with one year of service (12 consecutive month period with at least 1,000 hours). CTBI currently contributes 4% of covered employees' compensation to the ESOP. The ESOP uses the contributions to acquire shares of CTBI's common stock. CTBI's contributions to the ESOP were $2.1 million, $2.0 million, and $1.8 million for the three years ended December 31, 2025, 2024, and 2023, respectively. The ESOP owned 766,780, 760,396, and 772,351 shares of CTBI's common stock at December 31, 2025, 2024, and 2023, respectively. Substantially all shares owned by the ESOP were allocated to employee accounts on those dates. The market price of the shares at the date of allocation is essentially the same as the market price at the date of purchase.

CTBI provides split-dollar life insurance arrangements to qualifying members of senior management. CTBI's accrued liabilities for these agreements as of December 31, 2025 and 2024, which are included in other liabilities in the accompanying consolidated balance sheets, were $9.9 million and $8.8 million, respectively. The costs of this benefit are recorded in the accompanying consolidated statements of income and comprehensive income as a component of officer salaries and employee benefits of $1.1 million, $0.3 million, and $0.6 million in 2025, 2024, and 2023, respectively.

Stock-Based Compensation:

As of December 31, 2025, CTBI maintained one active and one inactive incentive stock ownership plan covering key employees. The 2025 Employee Stock Ownership Incentive Plan ("2025 Plan") was approved by the Board of Directors and the Shareholders in 2024 and became active on February 1, 2025. The 2025 Plan had 550,000 shares authorized, all of which were available at December 31, 2025. The 2015 Stock Ownership Incentive Plan ("2015 Plan") was approved by the Board of Directors and the Shareholders in 2015. The 2015 Plan was rendered inactive as of February 1, 2025. The 2006 Stock Ownership Incentive Plan ("2006 Plan") was approved by the Board of Directors and the Shareholders in 2006. The 2006 Plan was rendered inactive as of April 28, 2015, and all outstanding options had been exercised under the 2006 Plan as of December 31, 2024. Shares issuable pursuant to awards which were granted under the 2015 Plan on or before their respective expiration or termination dates will be issued from the remaining shares reserved for issuance under the 2015 Plan. The shares of common stock reserved for issuance under the 2015 Plan in excess of the number of shares as to which options or other benefits are awarded thereunder, and any shares as to which options or other benefits granted under the 2015 Plan may lapse, expire, terminate, or be canceled, will not be reserved and available for issuance or reissuance under the 2025 Plan. The following table provides detail of the number of shares to be issued upon exercise of outstanding stock-based awards and remaining shares available for future issuance under all of CTBI's equity compensation plans as of December 31, 2025:

Plan Category *(shares in thousands)*	Number of Shares to Be Issued Upon Exercise	Weighted Average Price	Shares Available for Future Issuance
Equity compensation plans approved by shareholders:			
Stock options	0	0	550 (a)
Restricted stock	(c)	(b)	(a)
Performance units	(d)	(b)	(a)
Stock appreciation rights ("SARs")	(e)	(b)	(a)
Total			550

(a) Under the 2025 Plan, 550,000 shares are authorized for issuance; no shares have been issued as of December 31, 2025. The maximum number of stock options that may be granted to a participant during any calendar year is 100,000 shares.

(b) Not applicable.

(c) The maximum number of shares of restricted stock that may be granted is 550,000 shares, and the maximum that may be granted to a participant during any calendar year is 75,000 shares.

(d) No performance units payable in stock had been issued as of December 31, 2024. The maximum payment that can be made pursuant to performance units granted to any one participant in any calendar year is $1,000,000.

(e) No SARS have been issued. The maximum number of shares with respect to which SARs may be granted to a participant during any calendar year is 100,000 shares.

The 2025 Plan became effective on February 1, 2025. As of December 31, 2025, no shares had been issued under the Plan; therefore, there were 550,000 shares available for future issuance. The 2015 Plan was rendered inactive as of February 1, 2025; therefore, there were no shares available for future issuance as of December 31, 2025.

There were no stock options granted in 2025, 2024, or 2023.

The 2025 Plan:

There had been no activity for the 2025 Plan as of December 31, 2025.

The 2015 Plan:

There was no stock option activity for the 2015 Plan for the years ended December 31, 2025, 2024, and 2023.

The following table shows restricted stock activity for the 2015 Plan for the years ended December 31, 2025, 2024, and 2023:

December 31	2025		2024		2023	
	Grants	Weighted Average Fair Value at Grant	Grants	Weighted Average Fair Value at Grant	Grants	Weighted Average Fair Value at Grant
Outstanding at beginning of year	86,572	$ 43.45	96,840	$ 43.75	68,137	$ 44.13
Granted	38,538	53.53	15,000	41.29	52,865	43.10
Vested	(29,057)	44.26	(22,831)	43.37	(23,372)	43.32
Forfeited	(5,877)	47.00	(2,437)	42.87	(790)	44.87
Outstanding at end of year	90,176	$ 47.27	86,572	$ 43.45	96,840	$ 43.75

The restricted stock grants were issued pursuant to the terms of the 2015 Plan. The restrictions on these shares of restricted stock lapse ratably over four years, subject to such employee's continued employment, except for 32,500 shares granted pursuant to management retention restricted stock awards which cliff vest five years from the grant date. However, in the event of certain participant employee termination events occurring within 24 months of a change in control of CTBI or the death of the participant, the restrictions lapse, and in the event of the participant's disability, the restrictions lapse on a pro rata basis. The Compensation Committee has discretion to review and revise restrictions applicable to a participant's restricted stock in the event of the participant's retirement.

The 2006 Plan:

There was no restricted stock activity for the 2006 Plan. All outstanding options had been exercised under the 2006 Plan as of December 31, 2024; therefore, there was no stock option activity for the year 2025. Stock option activity for the 2006 Plan for the years ended December 31, 2024 and 2023 is summarized as follows:

December 31	2024		2023	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	20,000	$ 32.27	20,000	$ 32.27
Exercised	20,000	32.27	0	0
Outstanding at end of year	0	$ 0.00	20,000	$ 32.27
Exercisable at end of year	0	$ 0.00	20,000	$ 32.27

The following table shows the intrinsic values of options exercised, exercisable, and outstanding for the 2006 Plan for the years ended December 31, 2024 and 2023:

(in thousands)	2024	2023
Options exercised	$ 335	$ 0
Options exercisable	0	232
Outstanding options	0	232

Stock options were issued with a contractual term of 10 years. The weighted-average remaining contractual term for all options outstanding and exercisable at December 31, 2023 was one year. There were no outstanding stock options at December 31, 2025 or 2024.

Restricted stock expense for the years ended December 31, 2025, 2024, and 2023 was $1.8 million, $1.4 million, and $1.6 million, respectively, including $0.2 million in dividends paid for each of those periods. There was no stock option expense recognized during any of the years 2025, 2024, or 2023, as there were no unvested stock option awards.

The following table shows the unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans at December 31, 2025, 2024, and 2023 and the total grant-date fair value of shares vested, cash received from option exercises under all share-based payment arrangements, and the actual tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements for the years ended December 31, 2025, 2024, and 2023.

(in thousands)	2025	2024	2023
Unrecognized compensation cost of nonvested share-based compensation arrangements granted under the plan at year-end	$ 2,475	$ 2,277	$ 2,954
Total fair value of shares vested for the year	1,546	954	974
Cash received from option exercises under all share-based payment arrangements for the year	0	645	0
Tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements for the year	0	84	0

The unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan at December 31, 2025 is expected to be recognized over a weighted-average period of 2.6 years.

17. Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)		2025		2024		2023
Current federal income tax expense	$	24,800	$	19,746	$	14,954
Current state income tax expense		7,178		5,859		4,901
Deferred federal income tax expense (benefit)		(1,725)		(1,452)		382
Deferred state income tax expense (benefit)		(1,219)		(280)		327
Total income tax expense	$	29,034	$	23,873	$	20,564

A reconciliation of income tax expense at the statutory rate to our actual income tax expense for 2025 is shown below:

(in thousands)		2025	
Computed at the statutory rate	$	26,689	21.00%
State income taxes, net of federal benefit [1]		4,840	3.81
Low-income housing and historic tax credits		(1,074)	(0.85)
Work opportunity tax credits		(88)	(0.07)
State tax credits [1]		(132)	(0.10)
Nontaxable and nondeductible items		(592)	(0.47)
Other		(609)	(0.48)
Total	$	29,034	22.84%

[1] Commonwealth of Kentucky makes up the majority (more than 50%) of total state taxes and state tax credits.

The following table presents income taxes paid (net of refunds received):

(in thousands)		2025
Federal	$	22,000
State and local		
Kentucky		5,225
Other		1,281
Income taxes paid	$	28,506

A reconciliation of income tax expense at the statutory rate to our actual income tax expense for the years 2024 and 2023 is shown below:

(in thousands)		2024			2023	
Computed at the statutory rate	$	22,404	21.00%	$	20,699	21.00%
Adjustments resulting from:						
Tax-exempt interest		(353)	(0.33)		(637)	(0.65)
Housing and new markets credits		(1,292)	(1.21)		(3,205)	(3.25)
Bank owned life insurance		(831)	(0.78)		(496)	(0.50)
ESOP dividend deduction		(276)	(0.26)		(259)	(0.26)
Stock option exercises and restricted stock vesting		(73)	(0.07)		(8)	(0.01)
State income taxes		4,407	4.13		4,131	4.19
Split dollar life insurance		58	0.06		126	0.13
Other		(171)	(0.16)		213	0.21
Total	$	23,873	22.38%	$	20,564	20.86%

The components of the net deferred tax asset as of December 31, 2025 and 2024 are as follows:

(in thousands)	December 31 2025	December 31 2024
Deferred tax assets:		
Allowance for credit losses	$ 15,003	$ 13,715
Interest on nonaccrual loans	450	451
Accrued expenses	2,995	2,150
Unrealized losses on AFS securities	21,512	32,665
Allowance for other real estate owned	22	22
Lease liabilities	4,093	3,790
Limited partnership investments	4	78
Other	1,425	937
Total deferred tax assets	45,504	53,808
Deferred tax liabilities:		
Depreciation and amortization	(15,166)	(15,207)
FHLB stock dividends	(1)	(12)
Loan fee income	(1,813)	(1,888)
Mortgage servicing rights	(1,683)	(1,836)
Right of use assets	(3,848)	(3,589)
Other	(2,137)	(2,211)
Total deferred tax liabilities	(24,648)	(24,743)
Net deferred tax asset	$ 20,856	$ 29,065

Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. CTBI determines deferred income taxes using the asset and liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

On January 1, 2024, CTBI adopted ASU No. 2023-02, *Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, which is intended to improve the accounting and disclosures for investments in tax credit structures.

As a result of the implementation of this ASU, we recorded a cumulative effect impact that reduced retained earnings by $2.0 million at January 1, 2024. Additionally, we had a decrease in amortization expense, recognized in other direct expenses, that totaled $2.6 million for the year ended December 31, 2023. The amortization expense included in income tax expense was $2.9 million and $3.0 million for the years ended December 31, 2025 and 2024, respectively. The amount of income tax credits and other tax benefits recognized was $4.0 million and $4.3 million for the years ended December 31, 2025 and 2024, respectively. The amortization, income tax credits, and other tax benefits recognized were included in income tax expense on the consolidated statement of income and in net income on the consolidated statement of cash flows. We had $19.8 million and $16.1 million in tax investments at December 31, 2025 and 2024, respectively, included in other assets on the consolidated balance sheet. There were no non-income tax related activities or other returns received that were recognized outside of income tax expense and the consolidated statement of income and the consolidated statement of cash flows. There were also no significant modifications or events that resulted in a change in the nature of the investment or change in the relationship with the underlying projects. No investment income or loss was included in pre-tax income, and no impairment was recognized during the quarter or year to date resulting from the forfeiture or ineligibility of income tax credits or other circumstances. At December 31, 2025, there was $6.1 million in unfunded commitments. Of the amount outstanding, the contribution schedule was as follows:

(in thousands) Amount due in:	Unfunded Commitments
2026	$ 1,008
2027	2,405
2028	1,610
2029	369
2030	186
After	537

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. CTBI has no uncertain tax positions.

With a few exceptions, CTBI is no longer subject to U.S. federal tax examinations by tax authorities for years before 2022, and state and local income tax examinations by tax authorities for years before 2021. For federal tax purposes, CTBI recognizes interest and penalties on income taxes as a component of income tax expense. CTBI files consolidated income tax returns with our subsidiaries.

The One Big Beautiful Bill Act, enacted July 4, 2025, introduces new regulatory, compliance, and tax provisions affecting financial institutions. CTBI has assessed these changes and determined that they will not have a material impact on our operations, products, or financial statements.

18. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

(in thousands except per share data)

Year Ended December 31		2025		2024		2023
Numerator:						
Net income	$	98,058	$	82,813	$	78,004
Denominator:						
Basic earnings per share:						
Weighted average shares		18,013		17,950		17,887
Diluted earnings per share:						
Dilutive effect of equity grants		31		27		13
Adjusted weighted average shares		18,044		17,977		17,900
Earnings per share:						
Basic earnings per share	$	5.44	$	4.61	$	4.36
Diluted earnings per share	$	5.43	$	4.61	$	4.36

There were no options to purchase common shares that were excluded from the diluted calculations above for the years ended December 31, 2025, 2024, and 2023. Unvested restricted stock grants were used in the calculation of diluted earnings per share based on the treasury method.

19. Accumulated Other Comprehensive Income (Loss)

The following table shows the reconciliation of accumulated other comprehensive income (loss) ("AOCI") for the years ended December 31, 2025, 2024, and 2023 and amounts reclassified to earnings during these periods.

(in thousands)

Year Ended December 31		2025		2024		2023
Beginning balance	$	(98,369)	$	(103,321)	$	(129,152)
Unrealized holding gains on debt securities AFS		44,704		6,607		36,863
Tax expense		11,154		1,649		11,029
Unrealized holding gains on debt securities AFS, net of tax		33,550		4,958		25,834
Reclassification adjustments for realized gains included in securities		2		8		4
Tax expense		1		2		1
Reclassification adjustments for realized gains included in securities, net of tax		1		6		3
Other comprehensive income		33,549		4,952		25,831
Ending balance	$	(64,820)	$	(98,369)	$	(103,321)

20. Commitments and Contingencies

CTBI and our subsidiaries, and from time to time, our officers, are named defendants in legal actions arising from ordinary business activities. Management, after consultation with legal counsel, believes any pending actions at December 31, 2025 are without merit or that the ultimate liability, if any, will not materially affect our consolidated financial position or results of operations.

21. Regulatory Matters

CTBI's principal source of funds is dividends received from our banking subsidiary, CTB. Regulations limit the amount of dividends that may be paid by CTB without prior approval. During 2026, approximately $113.6 million plus any 2026 net profits can be paid by CTB without prior regulatory approval.

CTBI and CTB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material adverse effect on CTBI's financial statements. Under regulatory capital adequacy guidelines, CTBI and CTB must meet specific capital guidelines that involve quantitative measures of CTBI's and CTB's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Additionally, CTB must meet specific capital guidelines to be considered well capitalized per the regulatory framework for prompt corrective action. CTBI's and CTB's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

CTBI and CTB must maintain certain minimum capital ratios as set forth in the table below for capital adequacy purposes. On October 29, 2019, federal banking regulators adopted a final rule to simplify the regulatory capital requirements for eligible community banks and holding companies that opt-in to the community bank leverage ratio framework (the "CBLR framework"), as required by Section 201 of the Economic Growth, Relief and Consumer Protection Act of 2018. Under the final rule, which became effective as of January 1, 2020, community banks and holding companies (which includes CTB and CTBI) that satisfy certain qualifying criteria, including having less than $10 billion in average total consolidated assets and a leverage ratio (referred to as the "community bank leverage ratio") of greater than 9%, were eligible to opt-in to the CBLR framework. The community bank leverage ratio is the ratio of a banking organization's Tier 1 capital to its average total consolidated assets, both as reported on the banking organization's applicable regulatory filings. Accordingly, a qualifying community banking organization that has a community bank leverage ratio greater than 9% will be considered to have met: (i) the risk-based and leverage capital requirements of the generally applicable capital rules; (ii) the capital ratio requirements in order to be considered well-capitalized under the prompt corrective action framework; and (iii) any other applicable capital or leverage requirements. Management elected to use the CBLR framework for CTBI and CTB. CTBI's and CTB's CBLR ratios as of December 31, 2025 and 2024 are disclosed below.

Consolidated Capital Ratios

(in thousands)	Actual		For Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio
As of December 31, 2025:				
CBLR	$ 911,401	13.64%	$ 601,284	9.00%
As of December 31, 2024:				
CBLR	$ 847,280	13.76%	$ 554,207	9.00%

Community Trust Bank, Inc.'s Capital Ratios

(in thousands)	Actual		For Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio
As of December 31, 2025:				
CBLR	$ 876,151	13.19%	$ 597,937	9.00%
As of December 31, 2024:				
CBLR	$ 813,737	13.29%	$ 551,141	9.00%

22. Parent Company Financial Statements

Condensed Balance Sheets

(in thousands) December 31	2025	2024
Assets:		
Cash on deposit	$ 2,519	$ 2,797
Investment in and advances to subsidiaries	913,090	814,196
Goodwill	4,973	4,973
Premises and equipment, net	205	307
Deferred tax asset	1,111	450
Other assets	52	128
Total assets	$ 921,950	$ 822,851
Liabilities and shareholders' equity:		
Long-term debt	$ 61,341	$ 61,341
Other liabilities	4,537	3,926
Total liabilities	65,878	65,267
Shareholders' equity	856,072	757,584
Total liabilities and shareholders' equity	$ 921,950	$ 822,851

Condensed Statements of Income and Comprehensive Income

(in thousands)

Year Ended December 31		2025		2024		2023
Income:						
Dividends from subsidiaries	$	39,368	$	36,405	$	29,931
Other income		1,241		1,173		1,400
Total income		40,609		37,578		31,331
Expenses:						
Interest expense		3,798		4,410		4,287
Depreciation expense		204		201		125
Other expenses		6,525		4,706		4,718
Total expenses		10,527		9,317		9,130
Income before income taxes and equity in undistributed income of subsidiaries		30,082		28,261		22,201
Income tax benefit		(2,631)		(2,394)		(2,012)
Income before equity in undistributed income of subsidiaries		32,713		30,655		24,213
Equity in undistributed income of subsidiaries		65,345		52,158		53,791
Net income	$	98,058	$	82,813	$	78,004

Condensed Statements of Cash Flows

(in thousands)

Year Ended December 31		2025		2024		2023
Cash flows from operating activities:						
Net income	$	98,058	$	82,813	$	78,004
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation		204		201		125
Equity in undistributed earnings of subsidiaries		(65,345)		(52,158)		(53,791)
Deferred taxes		(661)		(16)		(174)
Stock-based compensation		1,774		1,354		1,576
Gains on sale of assets, net		0		0		(48)
Changes in:						
Other assets		76		(79)		4,758
Other liabilities		376		(593)		1,039
Net cash provided by operating activities		34,482		31,522		31,489
Cash flows from investing activities:						
Net purchases of premises and equipment		(102)		(271)		(229)
Proceeds from sale and retirement of premises and equipment		0		0		48
Net cash used in investing activities		(102)		(271)		(181)
Cash flows from financing activities:						
Issuance of common stock		1,324		1,770		1,129
Dividends paid		(35,982)		(33,407)		(32,187)
Net cash used in financing activities		(34,658)		(31,637)		(31,058)
Net increase (decrease) in cash and cash equivalents		(278)		(386)		250
Cash and cash equivalents at beginning of year		2,797		3,183		2,933
Cash and cash equivalents at end of year	$	2,519	$	2,797	$	3,183

23. Segment Reporting

CTBI is a financial holding company, whose principal activity is the ownership and management of its wholly-owned subsidiaries, including CTB and Community Trust and Investment Company. As a community-oriented financial institution, the majority of CTBI's operations consist of commercial and personal banking services. Management analyzed the operation of CTBI and determined it has one reportable segment, community banking services. CTBI, through our operating subsidiaries, offers a wide range of consumer and commercial community banking services. Our chief operating decision maker is CTBI's chief executive officer ("CEO"). The CEO uses net income to allocate resources in the annual budget and forecasting process and considers budget-to-actual variances on a monthly basis for profit measures when making decisions about allocating capital and personnel to the reportable segment. The CEO uses net interest income and noninterest income to allocate resources (including employees, financial, or capital resources) to that segment in the annual budget and forecasting process and uses that measure as a basis for evaluating product offerings and pricing. The following tables present information about reported segment revenue, measures of a segment's profit or loss, and significant segment expenses for the years ended December 31, 2025, 2024, and 2023, and measure of a segment's assets as of December 31, 2025 and 2024. CTBI does not allocate all holding company expenses, income taxes, or unusual items to the reportable segment. Accounting policies for the segment are the same as described in note 1 above. All operations of CTBI are domestic. The following tables present the reconciliations of reportable segment revenues and measures of profit or loss and line item reconciliation to CTBI's consolidated financial statement totals for the periods indicated.

(in thousands) Year Ended December 31, 2025	Community Banking Services	Holding Company	Eliminations	Consolidated
Interest income:				
Interest and fees on loans, including loans held for sale	$ 304,553	$ 0	$ 0	$ 304,553
Interest and dividends on securities:	0	0	0	
Taxable	23,667	0	0	23,667
Tax exempt	2,450	0	0	2,450
Interest and dividends on Federal Reserve Bank and Federal Home Loan Bank stock	749	0	0	749
Interest on Federal Reserve Bank deposits	13,908	0	0	13,908
Other, including interest on federal funds sold	279	113	0	392
Total interest income	345,606	113	0	345,719
Interest expense:				
Interest on deposits	112,747	0	0	112,747
Interest on repurchase agreements and federal funds purchased	10,012	0	0	10,012
Interest on advances from Federal Home Loan Bank	12	0	0	12
Interest on long-term debt	390	3,798	(218)	3,970
Total interest expense	123,161	3,798	(218)	126,741
Net interest income	222,445	(3,685)	218	218,978
Provision for credit losses	12,436	0	0	12,436
Net interest income after provision for credit losses	210,009	(3,685)	218	206,542
Noninterest income:				
Deposit related fees	29,840	0	0	29,840
Gains on sales of loans, net	320	0	0	320
Trust and wealth management income	17,332	0	(560)	16,772
Loan related fees	4,043	0	0	4,043
Bank owned life insurance	4,460	0	0	4,460
Brokerage revenue	2,130	0	0	2,130
Securities gains (losses)	375	0	0	375
Dividend and undistributed income from subsidiaries	0	104,600	(104,600)	0
Other noninterest income	6,861	1,241	(2,425)	5,677
Total noninterest income	65,361	105,841	(107,585)	63,617
Noninterest expense:				
Officer salaries and employee benefits	17,000	3,545	(884)	19,661
Other salaries and employee benefits	65,818	920	(920)	65,818
Occupancy, net	10,184	0	0	10,184
Equipment	3,132	204	(274)	3,062
Data processing	14,371	42	(1,776)	12,637
Taxes other than property and payroll	2,353	0	0	2,353
Legal fees	1,327	228	0	1,555
Professional fees	5,457	415	(3,137)	2,735
Advertising and marketing	3,141	26	0	3,167
FDIC insurance	2,825	0	0	2,825
Other real estate owned provision and expense	313	0	0	313
Repossession expense	1,154	0	0	1,154
Other noninterest expense	16,854	1,349	(600)	17,603
Total noninterest expense	143,929	6,729	(7,591)	143,067
Income before income taxes	131,441	95,427	(99,776)	127,092
Income taxes	31,665	(2,631)	0	29,034
Net income	$ 99,776	$ 98,058	$ (99,776)	$ 98,058

(in thousands) **Year Ended December 31, 2024**	**Community Banking Services**	**Holding Company**	**Eliminations**	**Consolidated**
Interest income:				
Interest and fees on loans, including loans held for sale	$ 274,619	$ 0	$ 0	$ 274,619
Interest and dividends on securities:				
Taxable	24,953	0	0	24,953
Tax exempt	2,553	0	0	2,553
Interest and dividends on Federal Reserve Bank and Federal Home Loan Bank stock	783	0	0	783
Interest on Federal Reserve Bank deposits	10,101	0	0	10,101
Other, including interest on federal funds sold	301	133	0	434
Total interest income	313,310	133	0	313,443
Interest expense:				
Interest on deposits	112,516	0	0	112,516
Interest on repurchase agreements and federal funds purchased	10,393	0	0	10,393
Interest on advances from Federal Home Loan Bank	16	0	0	16
Interest on long-term debt	365	4,410	(252)	4,523
Total interest expense	123,290	4,410	(252)	127,448
Net interest income	190,020	(4,277)	252	185,995
Provision for credit losses	10,951	0	0	10,951
Net interest income after provision for credit losses	179,069	(4,277)	252	175,044
Noninterest income:				
Deposit related fees	29,824	0	0	29,824
Gains on sales of loans, net	294	0	0	294
Trust and wealth management income	14,921	0	0	14,921
Loan related fees	4,957	0	0	4,957
Bank owned life insurance	5,236	0	0	5,236
Brokerage revenue	2,272	0	0	2,272
Securities gains (losses)	631	0	0	631
Dividend and undistributed income from subsidiaries	0	88,430	(88,430)	0
Other noninterest income	5,540	1,173	(2,283)	4,430
Total noninterest income	63,675	89,603	(90,713)	62,565
Noninterest expense:				
Officer salaries and employee benefits	15,107	2,039	(830)	16,316
Other salaries and employee benefits	63,111	873	(873)	63,111
Occupancy, net	9,440	2	0	9,442
Equipment	2,746	201	(185)	2,762
Data processing	11,152	20	0	11,172
Taxes other than property and payroll	1,754	0	0	1,754
Legal fees	906	184	0	1,090
Professional fees	2,581	441	(239)	2,783
Advertising and marketing	3,078	52	0	3,130
FDIC insurance	2,586	0	0	2,586
Other real estate owned provision and expense	152	0	0	152
Repossession expense	1,089	0	0	1,089
Other noninterest expense	14,597	1,095	(156)	15,536
Total noninterest expense	128,299	4,907	(2,283)	130,923
Income before income taxes	114,445	80,419	(88,178)	106,686
Income taxes	26,267	(2,394)	0	23,873
Net income	$ 88,178	$ 82,813	$ (88,178)	$ 82,813

(in thousands) Year Ended December 31, 2023	Community Banking Services	Holding Company	Eliminations	Consolidated
Interest income:				
Interest and fees on loans, including loans held for sale	$ 230,844	$ 0	$ 0	$ 230,844
Interest and dividends on securities:				
Taxable	27,263	0	0	27,263
Tax exempt	2,678	0	0	2,678
Interest and dividends on Federal Reserve Bank and Federal Home Loan Bank stock	759	0	0	759
Interest on Federal Reserve Bank deposits	6,831	0	0	6,831
Other, including interest on federal funds sold	146	129	0	275
Total interest income	268,521	129	0	268,650
Interest expense:				
Interest on deposits	81,167	0	0	81,167
Interest on repurchase agreements and federal funds purchased	8,994	0	0	8,994
Interest on advances from Federal Home Loan Bank	1,004	0	0	1,004
Interest on long-term debt	333	4,286	(244)	4,375
Total interest expense	91,498	4,286	(244)	95,540
Net interest income	177,023	(4,157)	244	173,110
Provision for credit losses	6,811	0	0	6,811
Net interest income after provision for credit losses	170,212	(4,157)	244	166,299
Noninterest income:				
Deposit related fees	29,935	0	0	29,935
Gains on sales of loans, net	395	0	0	395
Trust and wealth management income	13,025	0	0	13,025
Loan related fees	3,792	0	0	3,792
Bank owned life insurance	3,517	0	0	3,517
Brokerage revenue	1,473	0	0	1,473
Securities gains (losses)	996	0	0	996
Dividend and undistributed income from subsidiaries	0	83,593	(83,593)	0
Other noninterest income	5,551	1,400	(2,425)	4,526
Total noninterest income	58,684	84,993	(86,018)	57,659
Noninterest expense:				
Officer salaries and employee benefits	13,766	2,511	(1,071)	15,206
Other salaries and employee benefits	58,505	826	(826)	58,505
Occupancy, net	8,900	0	0	8,900
Equipment	2,943	125	(125)	2,943
Data processing	9,711	15	0	9,726
Taxes other than property and payroll	1,706	0	0	1,706
Legal fees	1,008	123	0	1,131
Professional fees	2,083	383	(247)	2,219
Advertising and marketing	3,191	23	0	3,214
FDIC insurance	2,483	0	0	2,483
Other real estate owned provision and expense	350	0	0	350
Repossession expense	531	0	0	531
Other noninterest expense	17,795	838	(157)	18,476
Total noninterest expense	122,972	4,844	(2,426)	125,390
Income before income taxes	105,924	75,992	(83,348)	98,568
Income taxes	22,576	(2,012)	0	20,564
Net income	$ 83,348	$ 78,004	$ (83,348)	$ 78,004

The following tables present other segment disclosures:

thousands) **Year Ended December 31, 2025**	**Community Banking Services**		**Holding Company**		**Eliminations**		**Consolidated**
Depreciation and amortization	$	3,934	$	204	$	0	$ 4,138
Amortization of operating lease right-of-use assets		1,615		0		0	1,615
Significant non-cash items:							
Provision for credit losses		12,436		0		0	12,436
Change in cash surrender value of bank owned life insurance		3,086		0		0	3,086
Expenditures for long-lived assets		7,501		102		0	7,603

thousands) **Year Ended December 31, 2024**	**Community Banking Services**		**Holding Company**		**Eliminations**		**Consolidated**
Depreciation and amortization	$	3,622	$	201	$	0	$ 3,823
Amortization of operating lease right-of-use assets		1,180		0		0	1,180
Significant non-cash items:							
Provision for credit losses		10,951		0		0	10,951
Change in cash surrender value of bank owned life insurance		3,995		0		0	3,995
Expenditures for long-lived assets		7,807		271		0	8,078

thousands) **Year Ended December 31, 2023**	**Community Banking Services**		**Holding Company**		**Eliminations**		**Consolidated**
Depreciation and amortization	$	3,666	$	125	$	0	$ 3,791
Amortization of operating lease right-of-use assets		1,560		0		0	1,560
Significant non-cash items:							
Provision for credit losses		6,811		0		0	6,811
Change in cash surrender value of bank owned life insurance		2,361		0		0	2,361
Expenditures for long-lived assets		6,093		229		0	6,322

Below is a reconciliation of our reportable segment assets to CTBI's consolidated total assets:

(in thousands)	**December 31 2025**		**December 31 2024**
Assets			
Community banking services assets	$	6,677,134	$ 6,186,519
Holding company assets		921,950	822,851
Elimination of subsidiary and parent cash and intercompany receivables		(3,706)	(3,780)
Elimination of investment in subsidiaries		(911,240)	(812,345)
Consolidated total assets	$	6,684,138	$ 6,193,245

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders, Board of Directors, and Audit Committee
Community Trust Bancorp, Inc.
Pikeville, Kentucky

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Community Trust Bancorp, Inc. (the "Company") as of December 31, 2025, the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Certain Loan Portfolio Segments

As described in Note 1 to the Company's consolidated financial statements, the Company estimates an allowance for credit losses ("ACL") on loans on a collective (pool) basis using the discounted cash flow method when the loans share similar risk characteristics. Loans that do not share risk characteristics are evaluated on an individual basis. The Company's methodology for estimating the ACL also includes consideration for qualitative loss factors. Each qualitative loss factor is given a risk weighting that is applied to determine the relevant adjustment to the ACL. Management uses significant judgment in determining the appropriate qualitative loss factors to be considered and the extent of their impact on the ACL estimate. As described in Note 4 to the Company's consolidated financial statements, the Company's ACL on loans was $60.2 million as of December 31, 2025.

We identified management's assessment of the following qualitative loss factors used to estimate the ACL as a critical audit matter: (i) economic conditions, (ii) delinquency trends within the commercial real estate nonresidential and consumer indirect loan segments, and (iii) changes in the value of underlying collateral within the commercial real estate nonresidential and consumer indirect loan segments. Auditing these estimates involved especially subjective and complex auditor judgment.

The primary procedures we performed to address this critical audit matter included:

- Testing the design and operating effectiveness of certain internal controls over the assessment of these qualitative loss factors and resulting adjustment to the ACL.
- Evaluating the reasonableness of management's judgments involved in determining risk weighting for these qualitative loss factors, including assessing the consistency of management's application of its underlying framework and assessing for potential contradictory evidence.
- Evaluating the relevance and reliability of the external data sources used by management related to the qualitative loss factor assessment for: (i) economic conditions, and (ii) changes in the value of underlying collateral within the commercial real estate nonresidential loan segment.
- Testing the completeness and accuracy of the internal data sources used by management related to the qualitative loss factor assessment for: (i) delinquency trends within the commercial real estate nonresidential and consumer indirect loan segments, and (ii) changes in the value of underlying collateral qualitative loss factor within the consumer indirect loan segment.

BDO USA, P.C.

We have served as the Company's auditor since 2025.

Grand Rapids, Michigan
February 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders, Board of Directors, and Audit Committee
Community Trust Bancorp, Inc.
Pikeville, Kentucky

Opinion on Internal Control over Financial Reporting

We have audited Community Trust Bancorp, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for the year ended December 31, 2025, and the related notes and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

BDO USA, P.C.

Grand Rapids, Michigan
February 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders, Board of Directors, and Audit Committee
Community Trust Bancorp, Inc.
Pikeville, Kentucky

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Community Trust Bancorp, Inc. (Company) as of December 31, 2024, the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Forvis Mazars, LLP

We served as the Company's auditor from 2006 to 2025.

Louisville, Kentucky
February 28, 2025

MANAGEMENT REPORT ON INTERNAL CONTROL

We, as management of Community Trust Bancorp, Inc. and its subsidiaries ("CTBI"), are responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

• Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Because of the inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of the effectiveness to future periods are subject to the risk that the internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures included in such controls may deteriorate.

Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the control criteria in the 2013 COSO Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that CTBI's internal control over financial reporting is effective as of December 31, 2025.

The effectiveness of CTBI's internal control over financial reporting as of December 31, 2025 has been audited by BDO USA, P.C., an independent registered public accounting firm that audited CTBI's consolidated financial statements included in this annual report.

February 27, 2026

Mark A. Gooch
Chairman, President, and Chief Executive Officer

Kevin J. Stumbo
Executive Vice President, Chief Financial Officer, and Treasurer

CAUTIONARY STATEMENT
REGARDING FORWARD LOOKING STATEMENTS

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Community Trust Bancorp, Inc.'s ("CTBI") actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; the effects of epidemics, pandemics, or other infectious disease outbreaks; results of various investment activities; the effects of competitors' pricing policies, changes in laws and regulations, competition, and demographic changes on target market populations' savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary, operational, and fiscal policies and regulations, which include, but are not limited to, those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, and state regulators, whose policies, regulations, and enforcement actions could affect CTBI's results. These statements are representative only on the date hereof, and CTBI undertakes no obligation to update any forward-looking statements made.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand Community Trust Bancorp, Inc., our operations, and our present business environment. The MD&A is provided as a supplement to—and should be read in conjunction with—our consolidated financial statements and the accompanying notes thereto contained herein.

Our Business

Community Trust Bancorp, Inc. ("CTBI") is a bank holding company headquartered in Pikeville, Kentucky. Currently, we own one commercial bank, Community Trust Bank, Inc. ("CTB") and one trust company, Community Trust and Investment Company. Through our subsidiaries, we have eighty-one banking locations in eastern, northern, northeastern, central, and south central Kentucky, southern West Virginia, and northeastern Tennessee, four trust offices across Kentucky, and one trust office in northeastern Tennessee. At December 31, 2025, we had total consolidated assets of $6.7 billion and total consolidated deposits, including repurchase agreements, of $5.7 billion. Total shareholders' equity at December 31, 2025 was $856.1 million. Trust assets under management at December 31, 2025 were $4.1 billion, including CTB's investment portfolio totaling $1.1 billion.

Through our subsidiaries, CTBI engages in a wide range of commercial and personal banking and trust and wealth management activities, which include accepting time and demand deposits; making secured and unsecured loans to corporations, individuals, and others; providing cash management services to corporate and individual customers; issuing letters of credit; renting safe deposit boxes; and providing funds transfer services. The lending activities of CTB include making commercial, construction, mortgage, and personal loans. Lines of credit, revolving lines of credit, term loans, and other specialized loans, including asset-based financing, are also available. Our corporate subsidiaries act as trustees of personal trusts, as executors of estates, as trustees for employee benefit trusts, as paying agents for bond and stock issues, as investment agent, as depositories for securities, and as providers of full-service brokerage, and insurance services. For further information, see Item 1 of our annual report on Form 10-K for the year ended December 31, 2025.

Financial Goals and Performance

The following table shows the primary measurements used by management to assess annual performance. The goals in the table below should not be viewed as a forecast of our performance for 2026. Rather, the goals represent a range of target performance for 2026. There is no assurance that any or all of these goals will be achieved. See "Cautionary Statement Regarding Forward Looking Statements."

	2025 Goals	2025 Performance	2026 Goals
Basic earnings per share	$4.86 - $5.06	$5.44	$5.78 - $6.02
Net income	$88.0 - $91.6 million	$98.1 million	$105.1 - $109.3 million
ROAA	1.41% - 1.46%	1.53%	1.53% - $1.59%
ROAE	11.17% - 11.62%	12.07%	11.67% - 12.15%
Revenues	$261.6 - $272.3 million	$282.6 million	$294.7 - $306.7 million
Noninterest revenue as % of total revenue	23.50% - 25.50%	22.41%	22.0% - 24.5%
Assets	$6.19 - $6.57 billion	$6.68 billion	$6.80 - $7.23 billion
Loans	$4.53 - $4.71 billion	$4.89 billion	$5.02 - $5.22 billion
Deposits, including repurchase agreements	$5.32 - $5.54 billion	$5.70 billion	$5.83 - $6.07 billion
Shareholders' equity	$797.8 - $830.3 million	$856.1 million	$923.9 - $961.6 million

Results of Operations and Financial Condition

We reported record earnings of $98.1 million, or $5.44 per basic share, for the year ended December 31, 2025 compared to $82.8 million, or $4.61 per basic share, for the year ended December 31, 2024. Total revenue for 2025 was $34.0 million above prior year, as net interest revenue increased $33.0 million and noninterest income increased $1.1 million compared to prior year. Our provision for credit losses for 2025 increased $1.5 million over prior year, and our noninterest expense increased $12.1 million over prior year.

2025 Highlights

❖ Net interest income for the year of $219.0 million was $33.0 million, or 17.7%, above prior year, as our net interest margin increased 26 basis points from prior year.

❖ Provision for credit losses at $12.4 million for the year increased $1.5 million from prior year.

❖ Noninterest income for the year of $63.6 million was $1.1 million, or 1.7%, above prior year.

❖ Noninterest expense for the year of $143.1 million was $12.1 million, or 9.3%, above prior year.

❖ Our loan portfolio at $4.9 billion increased $408.3 million, or 9.1%, from prior year end.

❖ We had net loan charge-offs of $7.4 million, or 0.16% of average loans, for the year 2025 compared to $5.5 million, or 0.13% of average loans, for the year 2024.

❖ Our total nonperforming loans at $19.2 million decreased $7.5 million, or 28.2%, from prior year end. Nonperforming assets at $22.2 million decreased $8.1 million from prior year end.

❖ Deposits, including repurchase agreements, at $5.7 billion increased $387.5 million, or 7.3%, from prior year end.

❖ Shareholders' equity at $856.1 million increased $98.5 million, or 13.0%, from prior year end.

Income Statement Review

(dollars in thousands)

Year Ended December 31	2025	2024	Change 2025 vs. 2024	
			Amount	Percent
Net interest income	$ 218,978	$ 185,995	$ 32,983	17.7%
Provision for credit losses	12,436	10,951	1,485	13.6
Noninterest income	63,617	62,565	1,052	1.7
Noninterest expense	143,067	130,923	12,144	9.3
Income taxes	29,034	23,873	5,161	21.6
Net income	$ 98,058	$ 82,813	$ 15,245	18.4%

Consolidated Average Balance Sheets and Taxable Equivalent Income/Expense and Yields/Rates

	2025			2024		
(in thousands)	Average Balances	Interest	Average Rate	Average Balances	Interest	Average Rate
Earning assets:						
Loans (1)(2)(3)	$ 4,690,521	$ 304,894	6.50%	$ 4,247,762	$ 274,886	6.47%
Loans held for sale	182	25	13.74	165	24	14.55
Securities:						
U.S. Treasury and agencies	730,797	17,230	2.36	775,788	16,526	2.13
Tax exempt state and political subdivisions (3)	98,916	3,265	3.30	102,783	3,401	3.31
Other securities	207,120	6,436	3.11	227,116	8,427	3.71
Federal Reserve Bank and Federal Home Loan Bank stock	10,199	749	7.34	10,099	783	7.75
Federal funds sold	185	8	4.32	19	1	5.26
Interest bearing deposits	337,538	14,172	4.20	204,113	10,396	5.09
Other investments	245	6	2.45	245	6	2.45
Investment in unconsolidated subsidiaries	1,856	114	6.14	1,858	132	7.10
Total earning assets	$ 6,077,559	$ 346,899	5.71%	$ 5,569,948	$ 314,582	5.65%
Allowance for credit losses	(57,468)			(51,749)		
	6,020,091			5,518,199		
Nonearning assets:						
Cash and due from banks	56,003			58,714		
Premises and equipment and right of use assets, net	67,048			62,584		
Other assets	267,324			254,498		
Total assets	$ 6,410,466			$ 5,893,995		
Interest bearing liabilities:						
Deposits:						
Savings and demand deposits	$ 2,497,537	$ 56,626	2.27%	$ 2,309,430	$ 62,812	2.72%
Time deposits	1,478,344	56,121	3.80	1,260,730	49,704	3.94
Repurchase agreements and federal funds purchased	255,055	10,012	3.93	229,408	10,393	4.53
Advances from Federal Home Loan Bank	577	12	2.08	597	16	2.68
Long-term debt	63,901	3,783	5.92	64,130	4,365	6.81
Finance lease liability	3,818	187	4.90	3,438	158	4.60
Total interest bearing liabilities	$ 4,299,232	$ 126,741	2.95%	$ 3,867,733	$ 127,448	3.30%
Noninterest bearing liabilities:						
Demand deposits	1,239,531			1,238,101		
Other liabilities	59,541			56,042		
Total liabilities	5,598,304			5,161,876		
Shareholders’ equity	812,162			732,119		
Total liabilities and shareholders’ equity	$ 6,410,466			$ 5,893,995		
Net interest income, tax equivalent		$ 220,158			$ 187,134	
Less tax equivalent interest income		1,180			1,139	
Net interest income		$ 218,978			$ 185,995	
Net interest spread			2.76%			2.35%
Benefit of interest free funding			0.86			1.01
Net interest margin			3.62%			3.36%

(1) Interest includes fees on loans of $2,284 and $1,998 in 2025 and 2024, respectively.
(2) Loan balances include deferred loan origination costs and principal balances on nonaccrual loans.
(3) Tax exempt income on securities and loans is reported on a fully taxable equivalent basis using a 24.95% rate.

Net Interest Differential

The following table illustrates the approximate effect of volume and rate changes on net interest differentials between 2025 and 2024.

(in thousands)	Total Change 2025/2024		Change Due to Volume		Rate	
Interest income:						
Loans	$	30,008	$	28,775	$	1,233
Loans held for sale		1		2		(1)
U.S. Treasury and agencies		704		(922)		1,626
Tax exempt state and political subdivisions		(136)		(128)		(8)
Other securities		(1,991)		(784)		(1,207)
Federal Reserve Bank and Federal Home Loan Bank stock		(34)		8		(42)
Federal funds sold		7		7		0
Interest bearing deposits		3,776		5,855		(2,079)
Other investments		0		0		0
Investment in unconsolidated subsidiaries		(18)		0		(18)
Total interest income		32,317		32,813		(496)
Interest expense:						
Savings and demand deposits		(6,186)		4,836		(11,022)
Time deposits		6,417		8,317		(1,900)
Repurchase agreements and federal funds purchased		(381)		1,091		(1,472)
Advances from Federal Home Loan Bank		(4)		(1)		(3)
Long-term debt		(582)		(16)		(566)
Finance lease liability		29		18		11
Total interest expense		(707)		14,245		(14,952)
Net interest income	$	33,024	$	18,568	$	14,456

For purposes of the above table, changes which are due to both rate and volume are allocated based on a percentage basis, using the absolute values of rate and volume variance as a basis for percentages. Income is stated at a fully taxable equivalent basis, using a 24.95% tax rate.

Net interest income for the year ended December 31, 2025 of $219.0 million increased $33.0 million, or 17.7%, from prior year with an increase in average earning assets for the year 2025 of $507.6 million, or 9.1%. Our yield on average earning assets for the year 2025 increased 6 basis points from prior year, while our cost of interest bearing funds decreased 35 basis points. Our net interest margin, on a fully tax equivalent basis, for the year 2025 increased 26 basis points from the year ended December 31, 2024. Average loans to deposits, including repurchase agreements, for the year ended December 31, 2025 were 85.8% compared to 84.3% for the year ended December 31, 2024.

Provision for Credit Losses

Provision for credit losses for the year 2025 was $12.4 million compared to $11.0 million during the year 2024. Of the provision for the year, $12.5 million was allotted to fund changes in loan volume and composition, $0.1 million was allotted based on quantitative and qualitative factors, and $0.2 million was credited against the provision for unfunded commitments. See below for discussion of our allowance for credit losses.

Noninterest Income

(dollars in thousands) Year Ended December 31	2025		2024		Percent Change
Deposit related fees	$	29,840	$	29,824	0.1%
Trust and wealth management income		16,772		14,921	12.4
Gains on sales of loans		320		294	8.7
Loan related fees		4,043		4,957	(18.4)
Bank owned life insurance revenue		4,460		5,236	(14.8)
Brokerage revenue		2,130		2,272	(6.3)
Other		6,052		5,061	19.6
Total noninterest income	$	63,617	$	62,565	1.7%

Noninterest income for the year 2025 was impacted year over year by increases in trust and wealth management income ($1.9 million), insurance commissions ($0.4 million), and net gains on the sale of fixed assets ($0.5 million), partially offset by decreases in loan related fees ($0.9 million), securities gains ($0.3 million), and bank owned life insurance revenue ($0.8 million). The decrease in loan related fees resulted primarily from the fluctuation in the fair market value of our mortgage servicing rights. The variance in securities gains primarily resulted from changes in the valuation of our equity securities.

In an attempt to modernize our delivery channel in the Mt. Sterling Market, we consolidated two of our branches into a newly constructed modern branch which opened in February 2026. During the fourth quarter of 2025, we recognized the sale of one of the branch locations, along with a parking lot, resulting in a $0.5 million gain on the sale of fixed assets. We also donated one of the branch locations, which resulted in a $0.4 million contribution expense.

Noninterest Expense

(dollars in thousands)

Year Ended December 31	2025	2024	Percent Change
Salaries	$ 54,830	$ 52,757	3.9%
Employee benefits	30,649	26,670	14.9
Net occupancy and equipment	13,246	12,204	8.5
Data processing	12,637	11,172	13.1
Legal and professional fees	4,290	3,873	10.8
Advertising and marketing	3,167	3,130	1.2
Taxes other than property and payroll	2,353	1,754	34.1
Other	21,895	19,363	13.1
Total noninterest expense	$ 143,067	$ 130,923	9.3%

Noninterest expense for the year 2025 was primarily impacted by increased expenses year over year in personnel ($6.1 million), data processing ($1.5 million), occupancy and equipment ($1.0 million), taxes other than property and payroll ($0.6 million), legal fees ($0.5 million), and contributions ($0.7 million). The year over year increase in personnel expense included increases in salaries ($2.1 million), bonuses and incentives ($1.9 million), and other employee benefits ($2.1 million). The increase in contribution expense was primarily a result of the $0.4 million contribution expense resulting from a donation of one of our Mt. Sterling branch locations discussed above in the Noninterest Income section.

Please refer to our annual report on Form 10-K for the year ended December 31, 2024 for detailed income discussion related to the year 2023.

Balance Sheet Review

CTBI’s total assets at $6.7 billion increased $490.9 million, or 7.9%, from December 31, 2024. Loans outstanding at December 31, 2025 were $4.9 billion, increasing $408.3 million, or 9.1%, year over year. The increase in loans from prior year included a $220.6 million increase in the commercial loan portfolio, a $182.8 million increase in the residential loan portfolio, and a $12.2 million increase in the indirect loan portfolio, partially offset by a $7.3 million decrease in the consumer direct loan portfolio. CTBI’s investment portfolio increased $65.4 million, or 6.2%, from December 31, 2024. Deposits in other banks increased $4.3 million from December 31, 2024. Deposits, including repurchase agreements, at $5.7 billion increased $387.5 million, or 7.3%, from December 31, 2024. CTBI is not dependent on any one customer or group of customers for their source of deposits. As of December 31, 2025, two customers accounted for 3% each of our $5.4 billion in deposits. Only two customer relationships accounted for more than 1% each.

Shareholders’ equity at December 31, 2025 of $856.1 million was a $98.5 million, or 13.0%, increase from the $757.6 million at December 31, 2024. Net unrealized losses on securities, net of tax, were $64.8 million at December 31, 2025, compared to $98.4 million at December 31, 2024. Management has the ability and intent to hold these securities to recovery or maturity. CTBI’s annualized dividend yield to shareholders as of December 31, 2025 was 3.75%.

Loans

(dollars in thousands)	December 31, 2025				
Loan Category	Balance	Variance from Prior Year	Net (Charge-Offs)/ Recoveries	Nonperforming	ACL
Commercial:					
Hotel/motel	$ 497,764	8.5%	$ 0	$ 0	$ 6,902
Commercial real estate residential	580,652	14.2	(292)	2,952	6,397
Commercial real estate nonresidential	959,915	11.0	(1,363)	4,245	11,630
Dealer floorplans	83,812	(1.3)	0	0	798
Commercial other	371,132	4.4	(1,366)	1,823	3,619
Total commercial	2,493,275	9.7	(3,021)	9,020	29,346
Residential:					
Real estate mortgage	1,206,820	15.7	(216)	8,527	14,047
Home equity	186,798	11.6	12	887	1,277
Total residential	1,393,618	15.1	(204)	9,414	15,324
Consumer:					
Consumer direct	145,591	(4.7)	(620)	51	1,971
Consumer indirect	862,458	1.4	(3,586)	677	13,528
Total consumer	1,008,049	0.5	(4,206)	728	15,499
Total loans	$ 4,894,942	9.1%	(7,431)	$ 19,162	60,169

Total Deposits and Repurchase Agreements

(dollars in thousands)	2025	2024	Percent Change
Noninterest bearing deposits	$ 1,263,243	$ 1,242,676	1.7%
Interest bearing deposits			
Interest checking	195,458	167,736	16.5
Money market savings	1,877,815	1,781,415	5.4
Savings accounts	499,276	511,378	(2.4)
Time deposits	1,553,266	1,366,984	13.6
Repurchase agreements	308,799	240,166	28.6
Total interest bearing deposits and repurchase agreements	4,434,614	4,067,679	9.0
Total deposits and repurchase agreements	$ 5,697,857	$ 5,310,355	7.3%

Asset Quality

Our total nonperforming loans were $19.2 million, or 0.39% of total loans, at December 31, 2025 compared to $26.7 million, or 0.59% of total loans, at December 31, 2024. Accruing loans 90+ days past due at $10.6 million increased $0.3 million from prior year end. Nonaccrual loans at $8.5 million decreased $7.8 million from prior year end. Accruing loans 30-89 days past due at $20.2 million increased $3.3 million from prior year end. Our loan portfolio risk management processes include weekly delinquent loan review meetings at the market levels and monthly delinquent loan review meetings involving senior corporate management to review all nonaccrual loans and loans 30 days or more past due. Any activity regarding a criticized/classified loan (i.e. problem loan) must be approved by CTB's Watch List Asset Committee (i.e. Problem Loan Committee). CTB's Watch List Asset Committee also meets on a quarterly basis and reviews every criticized/classified loan of $100,000 or greater. CTB's Loan Portfolio Risk Management Committee also meets quarterly focusing on the overall asset quality and risk metrics of the loan portfolio. We also have a Loan Review Department that reviews every market within CTB annually and performs extensive testing of the loan portfolio to assure the accuracy of loan grades and classifications for delinquency, loan modifications for borrowers experiencing financial difficulty, nonaccrual status, and adequate loan loss reserves. The Loan Review Department has annually reviewed on average 97% of the outstanding commercial loan portfolio for the past three years. The average annual review percentage of the consumer and residential loan portfolio for the past three years was 82% based on the loan production during the number of months included in the review scope. The review scope is generally four to six months of production. CTBI generally does not offer high risk loans such as option ARM products, high loan to value ratio mortgages, interest-only loans, loans with initial teaser rates, or loans with negative amortizations, and therefore, CTBI would have no significant exposure to these products. For further information regarding nonperforming loans, see note 4 to the consolidated financial statements contained herein.

Net loan charge-offs were $7.4 million, 0.16% of average loans, for the year ended December 31, 2025, compared to $5.5 million, 0.13% of average loans, for the year ended December 31, 2024. Of the net charge-offs for the year, $3.0 million were in commercial loans, $0.2 million were in residential loans, $3.6 million were in consumer indirect loans, and $0.6 million were in consumer direct loans.

Allowance for Credit Losses

Our reserve coverage (allowance for credit losses to nonperforming loans) at December 31, 2025 was 314.0% compared to 206.0% at December 31, 2024. Nonaccrual loans to totals loans were 0.2% at December 31, 2025 compared to 0.4% at December 31, 2024. The allowance for credit losses to nonaccrual loans at December 31, 2025 was 704.6% compared to 335.8% at December 31, 2024. Our credit loss reserve as a percentage of total loans outstanding at December 31, 2025 remained at 1.23% from December 31, 2024. See note 4 to our consolidated financial statements for additional information regarding our allowance for credit losses.

Liquidity and Market Risk

The objective of CTBI's Asset/Liability management function is to maintain consistent growth in net interest income within our policy limits. This objective is accomplished through management of our consolidated balance sheet composition, liquidity, and interest rate risk exposures arising from changing economic conditions, interest rates, and customer preferences. The goal of liquidity management is to provide adequate funds to meet changes in loan and lease demand or deposit withdrawals. This is accomplished by maintaining liquid assets in the form of cash and cash equivalents and investment securities, sufficient unused borrowing capacity, and growth in core deposits. As of December 31, 2025, we had approximately $363.7 million in cash and cash equivalents and approximately $174.7 million in unpledged securities valued at estimated fair value designated as available-for-sale and available to meet liquidity needs on a continuing basis compared to $369.5 million and $170.6 million, respectively, at December 31, 2024. Additional asset-driven liquidity is provided by the remainder of the securities portfolio and the repayment of loans. In addition to core deposit funding, we also have a variety of other short-term and long-term funding sources available. We also rely on Federal Home Loan Bank advances for both liquidity and management of our asset/liability position. Federal Home Loan Bank advances were $0.3 million at December 31, 2025 and December 31, 2024. As of December 31, 2025, we had a $546.9 million available borrowing position with the Federal Home Loan Bank, compared to $485.0 million at December 31, 2024. We generally rely upon net inflows of cash from financing activities, supplemented by net inflows of cash from operating activities, to provide cash for our investing activities. As is typical of many financial institutions, significant financing activities include deposit gathering, use of short-term borrowing facilities such as repurchase agreements and federal funds purchased, and issuance of long-term debt. At December 31, 2025 and 2024, we had $50 million in lines of credit with various correspondent banks available to meet any future cash needs. Our primary investing activities include purchases of securities and loan originations. We do not rely on any one source of liquidity and manage availability in response to changing consolidated balance sheet needs. Included in our cash and cash equivalents at December 31, 2025 were deposits with the Federal Reserve of $288.1 million, compared to $289.4 million at December 31, 2024. Additionally, we project cash flows from our investment portfolio to generate additional liquidity over the next 90 days.

The investment portfolio consists of investment grade short-term issues suitable for bank investments. The majority of the investment portfolio is in U.S. government and government sponsored agency issuances. At December 31, 2025, available-for-sale ("AFS") securities comprised 99.6% of the total investment portfolio, and the AFS portfolio was 131% of equity capital. Eighty-five percent of the pledge-eligible portfolio was pledged.

Contractual Commitments

Our significant contractual obligations and commitments as of December 31, 2025 include debt, lease, and purchase obligations. As disclosed in the notes to the consolidated financial statements, we have certain obligations and commitments to make future payments under contracts.

As of December 31, 2025, our outstanding balance on long-term debt was $63.8 million, which includes junior subordinated debentures of $57.8 million and loan related borrowings of $6.0 million. The interest payments on long-term debt due in one year or less is $3.2 million, and interest payments on long-term debt due in more than one year is $29.9 million. The interest on $57.8 million in junior subordinated debentures is calculated based on the three-month Chicago Mercantile Exchange ("CME") Term Secured Overnight Financing Rate ("SOFR"), plus a tenor spread adjustment of 0.26161% plus 1.59% until its maturity of June 1, 2037. The three-month CME Term SOFR rate is projected using the most likely rate forecast from assumptions incorporated in the interest rate risk model and is determined two business days prior to the interest payment date. The interest on the $6.0 million in loan related borrowings is based on a fixed rate of 3.25%. Repayment of the liability will be provided by the loan payments made by the loan customer. This principal amount is also guaranteed by the United States Department of Agriculture (the "USDA"). Interest on long-term debt assumes the liability will not be prepaid and interest is calculated to maturity. These assumptions are uncertain, and as a result, the actual payments will differ from the projection due to changes in economic conditions. Refer to note 9 to the consolidated financial statements contained herein for additional information regarding long-term debt.

As of December 31, 2025, our remaining contractual commitment for operating and finance leases due in one year or less was $2.2 million and operating leases due in more than one year was $22.4 million. Refer to note 7 to the consolidated financial statements contained herein for additional information regarding leases.

Commitments to extend credit and standby letters of credit do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon. As of December 31, 2025, the commitments due in one year or less for other commitments was $742.3 million and commitments due in more than one year was $256.6 million. Refer to note 14 to the consolidated financial statements contained herein for additional information regarding other commitments.

Our purchase obligations consist of agreements to purchase goods and services entered into in the ordinary course of business. As of December 31, 2025, the value of our non-cancellable unconditional purchase obligations was $15.3 million.

These contractual obligations impact our liquidity and capital resource needs. We believe our liquidity sources as mentioned in the liquidity discussion are adequate to meet our future cash requirements.

Investment Maturities

(in thousands)	Within 1 Year		1-5 Years		5-10 Years		After 10 Years		Total Fair Value		Amortized Cost
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
U.S. Treasury, government agencies, and government sponsored agency mortgage-backed securities	$ 87,594	0.83%	$ 258,909	2.40%	$ 55,024	1.82%	$ 422,494	3.23%	$ 824,024	2.62%	$ 874,012
State and political subdivisions	1,478	3.38	62,230	2.46	112,432	2.27	90,751	2.58	266,891	2.43	303,118
Asset-backed securities	0	0.00	2,063	5.07	6,909	5.43	20,835	5.13	29,807	5.20	29,808
Total	$ 89,072	0.87%	$ 323,202	2.43%	$ 174,365	2.25%	$ 534,080	3.19%	$ 1,120,719	2.64%	$ 1,206,938

Estimated Maturity at December 31, 2025

The calculations of the weighted average yields for each maturity category are based upon yield weighted by the respective costs of the securities. The weighted average rates on state and political subdivisions are computed on a taxable equivalent basis using a 24.95% tax rate.

Loan Maturities

The following table shows the amounts of loans (excluding residential mortgages of 1-4 family residences, consumer loans, and lease financing) which, based on the remaining scheduled repayments of principal are due in the periods indicated. Also, the amounts are classified according to sensitivity to changes in interest rates (fixed, variable).

CTB has changed the origination process on commercial and residential construction loans to be almost exclusively construction to permanent financing with only one note. This change is resulting in a greater number of loans showing in the after five year maturity for construction loans, even though those loans will be converted from construction loans to permanent financing by a change in the internal coding on the loans while the maturity date remains the same.

(in thousands)	Within one year		After one but within five years		After five years		Total	
Commercial secured by real estate and commercial other	$	313,723	$	203,532	$	1,809,683	$	2,326,938
Commercial and real estate construction		90,778		11,598		211,348		313,724
Total	$	404,501	$	215,130	$	2,021,031	$	2,640,662
Rate sensitivity:								
Predetermined rate	$	74,703	$	91,492	$	82,921	$	249,116
Adjustable rate		329,798		123,638		1,938,110		2,391,546
	$	404,501	$	215,130	$	2,021,031	$	2,640,662

Maturity at December 31, 2025

Deposit Maturities

Maturities of uninsured certificates of deposit and other time deposits are presented below:

(in thousands)	Maturities by Period at December 31, 2025						
	Total	Within 1 Year	2 Years	3 Years	4 Years	5 Years	After 5 Years
Uninsured certificates of deposits and other time deposits greater than $250,000	$ 468,664	$ 445,202	$ 10,537	$ 9,116	$ 2,665	$ 1,144	$ 0

As of December 31, 2025, we had approximately $1.6 million in uninsured deposits. CTBI has no brokered deposits.

Interest Rate Risk

We consider interest rate risk one of our most significant market risks. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Consistency of our net interest revenue is largely dependent upon the effective management of interest rate risk. We employ a variety of measurement techniques to identify and manage our interest rate risk, including the use of an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The model is based on actual cash flows and repricing characteristics for on and off-balance sheet instruments and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain, and as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

CTBI's Asset/Liability Management Committee (ALCO), which includes executive and senior management representatives and reports to the Board of Directors, monitors and manages interest rate risk within Board-approved policy limits. Our current exposure to interest rate risks is determined by measuring the anticipated change in net interest income spread evenly over the twelve-month period.

The following table shows our estimated earnings sensitivity profile as of December 31, 2025:

Change in Interest Rates (basis points)	Percentage Change in Net Interest Income (12 Months) (%)
+400	4.77
+300	3.61
+200	2.43
+100	1.22
-100	(1.30)
-200	(2.21)
-300	(2.85)
-400	(3.45)

The following table shows our estimated earnings sensitivity profile as of December 31, 2024:

Change in Interest Rates (basis points)	Percentage Change in Net Interest Income (12 Months) (%)
+400	3.83
+300	2.88
+200	1.93
+100	0.98
-100	(1.34)
-200	(2.76)
-300	(4.07)
-400	(5.32)

The simulation model used the yield curve spread evenly over a twelve-month period. The measurement at December 31, 2025 estimates that our net interest income in an up-rate environment would increase by 4.77% at a 400 basis point change, increase by 3.61% at a 300 basis point change, increase by 2.43% at a 200 basis point change, and increase by 1.22% at a 100 basis point change. In a down-rate environment, net interest income would decrease 1.30% at a 100 basis point change, decrease by 2.21% at a 200 basis point change, decrease by 2.85% at a 300 basis point change, and decrease by 3.45% at a 400 basis point change over one year. We actively manage our balance sheet and limit our exposure to long-term fixed rate financial instruments, including loans. In order to reduce the exposure to interest rate fluctuations and to manage liquidity, we have developed sale procedures for several types of interest-sensitive assets. Primarily all long-term, fixed rate single family residential mortgage loans underwritten according to Federal Home Loan Mortgage Corporation guidelines are sold for cash upon origination or originated under terms where they could be sold. Periodically, additional assets such as commercial loans are also sold. In 2025 and 2024, proceeds of $11.9 million and $11.6 million, respectively, were realized on the sale of fixed rate residential mortgages. We focus our efforts on consistent net interest revenue and net interest margin growth through each of the retail and wholesale business lines. We do not currently engage in trading activities.

The preceding analysis was prepared using a rate ramp analysis which attempts to spread changes evenly over a specified time period as opposed to a rate shock which measures the impact of an immediate change. Had these measurements been prepared using the rate shock method, the results would vary.

Capital Resources

We continue to grow our shareholders' equity while also providing an annual dividend yield for the year 2025 of 3.75% to shareholders. Shareholders' equity increased 13.0% from December 31, 2024 to $856.1 million at December 31, 2025. Our primary source of capital growth is the retention of earnings. Cash dividends were $2.00 per share for 2025 compared to $1.86 per share for 2024. We retained 63.2% of our earnings in 2025 compared to 59.7% in 2024.

Insured depository institutions are required to meet certain capital level requirements. On October 29, 2019, federal banking regulators adopted a final rule to simplify the regulatory capital requirements for eligible community banks and holding companies that opt-in to the community bank leverage ratio framework (the "CBLR framework"), as required by Section 201 of the Economic Growth, Relief and Consumer Protection Act of 2018. Under the final rule, which became effective as of January 1, 2020, community banks and holding companies (which includes CTB and CTBI) that satisfy certain qualifying criteria, including having less than $10 billion in average total consolidated assets and a leverage ratio (referred to as the "community bank leverage ratio") of greater than 9%, were eligible to opt-in to the CBLR framework. The community bank leverage ratio is the ratio of a banking organization's Tier 1 capital to its average total consolidated assets, both as reported on the banking organization's applicable regulatory filings. Accordingly, a qualifying community banking organization that has a community bank leverage ratio greater than 9% will be considered to have met: (i) the risk-based and leverage capital requirements of the generally applicable capital rules; (ii) the capital ratio requirements in order to be considered well-capitalized under the prompt corrective action framework; and (iii) any other applicable capital or leverage requirements. Management elected to use the CBLR framework for CTBI and CTB. CTBI's CBLR ratio as of December 31, 2025 was 13.64%. CTB's CBLR ratio as of December 31, 2025 was 13.19%.

As of December 31, 2025, we are not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse impact on our liquidity, capital resources, or operations.

Impact of Inflation, Changing Prices, and Economic Conditions

The majority of our assets and liabilities are monetary in nature. Therefore, CTBI differs greatly from most commercial and industrial companies that have significant investment in nonmonetary assets, such as fixed assets and inventories. However, inflation does have an important impact on the growth of assets in the banking industry and on the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also affects other expenses, which tend to rise during periods of general inflation.

We believe one of the most significant impacts on financial and operating results is our ability to react to changes in interest rates. We seek to maintain an essentially balanced position between interest rate sensitive assets and liabilities in order to protect against the effects of wide interest rate fluctuations.

Stock Repurchase Program

CTBI's stock repurchase program began in December 1998 with the authorization to acquire up to 500,000 shares and was increased by an additional 1,000,000 shares in each of July 2000, May 2003, and March 2020. As of December 31, 2025, a total of 2,465,294 shares have been repurchased through this program, leaving 1,034,706 shares remaining under our current repurchase authorization. The following table shows Board authorizations and repurchases made through the stock repurchase program for the years 1998 through 2025:

	Board Authorizations	Repurchases*		Shares Available for Repurchase
		Average Price ($)	# of Shares	
1998	500,000	-	0	
1999	0	14.45	144,669	
2000	1,000,000	10.25	763,470	
2001	0	13.35	489,440	
2002	0	17.71	396,316	
2003	1,000,000	19.62	259,235	
2004	0	23.14	60,500	
2005	0	-	0	
2006	0	-	0	
2007	0	28.56	216,150	
2008	0	25.53	102,850	
2009-2019	0	-	0	
2020	1,000,000	33.64	32,664	
2021	0	-	0	
2022	0	-	0	
2023	0	-	0	
2024	0	-	0	
2025	0	-	0	
Total	3,500,000	16.17	2,465,294	1,034,706

*Repurchased shares and average prices have been restated to reflect stock dividends that have occurred; however, board authorized shares have not been adjusted.

In August 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted. Among other things, the IRA imposes a new 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations like CTBI. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the consolidated financial statements.

We believe the application of accounting policies and the estimates required therein are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting estimates to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Our accounting policies are described in note 1 to the consolidated financial statements contained herein. We have identified the following critical accounting estimates:

Allowance for Credit Losses – We disaggregate our portfolio loans into portfolio segments for purposes of determining the ACL. Our loan portfolio segments include commercial, residential mortgage, and consumer. We further disaggregate our portfolio segments into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. For an analysis of CTBI's ACL by portfolio segment and credit quality information by class, refer to note 4 to the consolidated financial statements contained herein.

The ACL is maintained at a level CTBI considers to be adequate and is based on ongoing quarterly assessments and evaluations of the collectability of loans, including historical credit loss experience, current and forecasted market and economic conditions, and consideration of various qualitative factors that, in management's judgment, deserve consideration in estimating expected credit losses. Provisions for credit losses are recorded for the amounts necessary to adjust the ACL to CTBI's current estimate of expected credit losses on portfolio loans. CTBI's strategy for credit risk management includes a combination of conservative exposure limits significantly below legal lending limits and conservative underwriting, documentation, and collection standards. The strategy also emphasizes diversification on a geographic, industry, and customer level, regular credit examinations, and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

CTBI's methodology for determining the ACL requires significant management judgment and includes an estimate of expected credit losses on a collective basis for groups of loans with similar risk characteristics and specific allowances for loans which are individually evaluated.

Larger commercial loans with balances exceeding $1 million that exhibit probable or observed credit weaknesses and (i) have a criticized risk rating, (ii) are on nonaccrual status, (iii) have a borrower experiencing financial difficulty with significant payment delay, or (iv) are 90 days or more past due, are individually evaluated for an ACL. CTBI considers the current value of collateral, credit quality of any guarantees, the guarantor's liquidity and willingness to cooperate, the loan structure and other factors when determining the amount of the ACL. Other factors may include the borrower's susceptibility to risks presented by the forecasted macroeconomic environment, the industry and geographic region of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower, and our evaluation of the borrower's management. Significant management judgment is required when evaluating which of these factors are most relevant in individual circumstances, and when estimating the amount of expected credit losses based on those factors. When loans are individually evaluated, allowances are determined based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow, as well as an evaluation of legal options available to CTBI. Allowances for individually evaluated loans that are collateral-dependent are typically measured based on the fair value of the underlying collateral, less expected costs to sell where applicable. For collateral-dependent financial assets, the credit loss expected may be zero if the fair value less costs to sell exceeds the amortized cost of the loan. Loans shall not be included in both collective assessments and individual assessments. Individually evaluated loans that are not collateral-dependent are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Specific allowances on individually evaluated commercial loans, including loans to borrowers experiencing financial difficulty, are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience. Regardless of an initial measurement method, once it is determined that foreclosure is probable, the ACL is measured based on the fair value of the collateral as of the measurement date. As a practical expedient, the fair value of the collateral may be used for a loan when determining the ACL for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty. The fair value shall be adjusted for selling costs when foreclosure is probable.

Expected credit losses are estimated on a collective basis for loans that are not individually evaluated. These include commercial loans that do not meet the criteria for individual evaluation as well as homogeneous loans in the residential mortgage and consumer portfolio segments. CTBI uses a discounted cash flow ("DCF") model for all loan segments. The primary reasons that contributed to this decision were: DCF models allow for the effective incorporation of a reasonable and supportable forecast in a directionally consistent and objective manner; the analysis aligns well with other calculations outside of the ACL estimation which will mitigate model risk in other areas; and peer data is available for certain inputs if first party data is not available or meaningful. Expected credit losses are estimated on a collective basis for loans that are not individually evaluated. These include commercial loans that do not meet the criteria for individual evaluation as well as homogeneous loans in the residential mortgage and consumer portfolio segments. See note 4 to the consolidated financial statements contained herein for information on CTBI's risk rating system.

CTBI's expected credit loss models consider historical credit loss experience, peer data, current market and economic conditions, and forecasted changes in market and economic conditions if such forecasts are considered reasonable and supportable. Generally, CTBI considers our forecasts to be reasonable and supportable for a period of up to one year from the estimation date. For periods beyond the reasonable and supportable forecast period, expected credit losses are estimated by reverting to historical loss information on an input basis. CTBI reverts to a long-run average of the modeled economic factors over four quarters to derive a long-run average probability of default/loss given default. CTBI evaluates the length of our reasonable and supportable forecast period, our reversion period, and reversion methodology at least annually, or more often if warranted by economic conditions or other circumstances.

Other qualitative factors are used by CTBI in determining the ACL. These considerations inherently require significant management judgment to determine the appropriate factors to be considered and the extent of their impact on the ACL estimate. Qualitative factors are used to capture characteristics in the portfolio that impact expected credit losses but that are not fully captured within CTBI's expected credit loss models. These include adjustments for changes in policies or procedures in underwriting, monitoring or collections, lending and risk management personnel, and results of internal audit and quality control reviews. These may also include adjustments, when deemed necessary, for specific idiosyncratic risks such as geopolitical events, natural disasters and their effects on regional borrowers, and changes in product structures. Qualitative factors may also be used to address the impacts of unforeseen events on key inputs and assumptions within CTBI's expected credit loss models, such as the reasonable and supportable forecast period, changes to historical loss information, or changes to the reversion period or methodology.

Overall, the collective evaluation process requires significant management judgment when determining the estimation methodology and inputs into the models, as well as in evaluating the reasonableness of the modeled results and the appropriateness of qualitative adjustments. CTBI's forecasts of market and economic conditions and the internal risk grades assigned to loans in the commercial portfolio segment are examples of inputs to the expected credit loss models that require significant management judgment. These inputs have the potential to drive significant variability in the resulting ACL.

The reserve for unfunded commitments is maintained at a level believed by management to be sufficient to absorb estimated expected credit losses related to unfunded credit facilities and is included in other liabilities in the consolidated balance sheets. The determination of the adequacy of the reserve is based upon expected credit losses over the remaining contractual life of the commitments, taking into consideration the current funded balance and estimated exposure over the reasonable and supportable forecast period. This process takes into consideration the same risk elements that are analyzed in the determination of the adequacy of CTBI's ACL, as previously discussed.

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